 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1996

                                                REGISTRATION NO. 333-14009
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO

                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                 TENNECO INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                               ----------------

               DELAWARE                              76-0233548
                                                  (I.R.S. EMPLOYER
    (STATE OR OTHER JURISDICTION OF              IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)
                               1275 KING STREET
                         GREENWICH, CONNECTICUT 06831
                                (203) 863-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                KARL A. STEWART
                         VICE PRESIDENT AND SECRETARY
                               1275 KING STREET
                         GREENWICH, CONNECTICUT 06831
                                (203) 863-1000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued          , 1996

                                  $275,000,000
                                  Tenneco Inc.
                             JUNIOR PREFERRED STOCK

                                 ------------

  Tenneco Inc. ("Tenneco" or the "Company") may offer and issue from time to time in one or more series its Junior Preferred Stock (the "Junior Preferred Stock"), without par value, on terms to be determined at the time of sale. The accompanying Prospectus Supplement will set forth the specific terms of the Junior Preferred Stock, including, in the case of a particular series of Junior Preferred Stock, the specific designation, the aggregate number of shares offered, the dividend rate (or manner of calculation thereof), the dividend periods (or manner of calculation thereof), the stated value of the shares of such series, the voting rights of the shares of such series, whether and on what terms the shares of such series may be redeemed at the option of the Company, listing (if any) on a securities exchange and any other specific terms of such series of Junior Preferred Stock being offered. The accompanying Prospectus Supplement also will set forth the name of and compensation to each dealer, underwriter or agent (if any) involved in the sale of the Junior Preferred Stock being offered and the managing underwriters with respect to any Junior Preferred Stock sold to or through underwriters. Any such underwriters (and any representative thereof), dealers or agents will include Morgan Stanley & Co. Incorporated.

                                 ------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7, FOR A DISCUSSION OF CERTAIN FACTORS
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                 ------------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

  Junior Preferred Stock may be offered through dealers, underwriters or agents designated from time to time, as set forth in the accompanying Prospectus Supplement. Net proceeds to the Company will be the purchase price in the case of sales to a dealer, the public offering price less discount in the case of sales to an underwriter or the purchase price less commission in the case of sales through an agent--in each case, less other expenses attributable to issuance and distribution. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

                                 ------------

                              MORGAN STANLEY & CO.
                         Incorporated

     , 1996

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY JUNIOR PREFERRED STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549 or at its Regional Offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, and at Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information can be reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's web site (http://www.sec.gov). The Company's Common Stock, par value $5.00 per share (the "Common Stock"), is presently listed on the New York Stock Exchange, Inc. (the "NYSE"), the Chicago Stock Exchange and the Pacific Stock Exchange, Inc. Reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005; the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605; and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104 or 618 South Spring Street, Los Angeles, California 90014. The Company's Common Stock is also presently listed on the Toronto, London, Paris, Frankfurt, Dusseldorf, Basel, Geneva and Zurich Stock Exchanges.

  This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement, including the related exhibits and schedules thereto for further information with respect to the Company and the Junior Preferred Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

  Additional information concerning the Transaction (as defined herein) is contained in the Joint Proxy Statement/Prospectus of Tenneco and El Paso
Natural Gas Company ("El Paso"), dated     , 1996, included as part of El
Paso's Registration Statement on Form S-4, as amended (File No. 333-10911), filed with the Commission in connection with the Transaction (the "Joint Proxy Statement"). The Joint Proxy Statement is being distributed to Tenneco's stockholders entitled to vote on the Transaction (which does not include holders of Junior Preferred Stock) at a special meeting of Tenneco stockholders (the "Tenneco Special Meeting"), presently scheduled to be held
on     , 1996.

                               ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 1-9864) are incorporated by reference into this Prospectus:

    1. Tenneco's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Tenneco's Form 10-K/A dated August 27, 1996;

    2. Tenneco's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996;

    3. Tenneco's Proxy Statement for the Annual Meeting of Stockholders held on May 14, 1996; and

    4. Tenneco's Current Reports on Form 8-K dated November 17, 1995, February 2, 1996, March 21, 1996, June 6, 1996 and June 19, 1996.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of the Junior Preferred Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of the above documents (excluding exhibits, unless such exhibits are specifically incorporated by reference into such documents) may be obtained upon request without charge upon written or oral request to Karl A. Stewart, Vice President and Secretary, Tenneco Inc., 1275 King Street, Greenwich, Connecticut 06831, telephone 203-863-1000.

                               ----------------

  IN CONNECTION WITH THE OFFERING OF CERTAIN SERIES OF THE JUNIOR PREFERRED STOCK, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF SUCH JUNIOR PREFERRED STOCK, OTHER SECURITIES OF THE COMPANY OR ANY SECURITIES THE PRICES OF WHICH MAY BE USED TO DETERMINE PAYMENTS ON SUCH SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               TABLE OF CONTENTS

                                     PAGE
                                     ----
Available Information..............    2
Incorporation of Certain Documents
 By Reference......................    2
Summary............................    4
Tenneco Prior to the Transaction...    4
The Transaction....................    4
The Tenneco Special Meeting........    5
Tenneco After the Transaction......    5
Use of Proceeds....................    7
Risk Factors.......................    7
Unaudited Pro Forma Consolidated
 Financial Statements..............   16
Tenneco Inc. and Consolidated
 Subsidiaries Selected Consolidated
 Financial Information.............   24
Tenneco Energy Combined Selected
 Financial Data....................   26
The Energy Business................   27
Management.........................   38
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations of the
 Energy Business...................   39

                                                              PAGE
                                                              ----
                         The Transaction.....................  48
                         The NPS Issuance....................  49
                         Debt and Cash Realignment...........  50
                         Corporate Restructuring
                          Transactions.......................  52
                         The Distributions...................  54
                         The Merger..........................  60
                         Certain Federal Income Tax
                          Consequences of the Transaction....  68
                         Description of Capital Stock........  73
                         The Charter Amendment ..............  83
                         Plan of Distribution................  85
                         Legal Matters.......................  86
                         Experts.............................  86
                         Index to Combined Financial
                          Statements and Schedules of the
                          Energy Business.................... F-1
                         Report of Independent Public
                          Accountants........................ F-2

                                    SUMMARY

  Tenneco may offer and issue from time to time in one or more series its Junior Preferred Stock on the terms and subject to the conditions set forth herein and in the applicable Prospectus Supplement. The following summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information included or incorporated by reference in this Prospectus. Prospective purchasers are urged to read carefully this Prospectus (including the documents incorporated herein by reference).

                        TENNECO PRIOR TO THE TRANSACTION

  Tenneco is a diversified industrial company conducting all of its operations through its subsidiaries. The major businesses of Tenneco presently consist of
(i) interstate and intrastate transportation and marketing of natural gas, (ii) the manufacturing and sale of automotive exhaust system and ride control systems, (iii) the manufacture and sale of packaging materials, cartons, containers and specialty packaging products for consumer, institution and commercial markets, and (iv) the design, construction, repair and overhauling of ships (primarily nuclear-powered aircraft carriers and submarines for the United States Navy). For additional information regarding Tenneco, see "Incorporation of Certain Documents By Reference."

  In 1987, Tenneco was incorporated in Delaware and acquired all of the outstanding shares of Tennessee Gas Pipeline Company (which at the time was named Tenneco Inc.). Tenneco's principal executive offices are located at 1275 King Street, Greenwich, Connecticut 06831, and its telephone number at that address is (203) 863-1000. Upon consummation of the Merger, if it occurs, and the other components of the Transaction, Tenneco's name will be changed to El Paso Tennessee Pipeline Co. and its principal executive offices and telephone number at such offices will be 1010 Milam Street, Houston, Texas 77002, and
(713) 757-2131, respectively.

                                THE TRANSACTION

  For the past several years, Tenneco has been undergoing a corporate transformation from a highly diversified industrial corporation to a global manufacturing company focused on its automotive and packaging businesses. On June 19, 1996, Tenneco's Board of Directors approved a plan to reorganize Tenneco (the "Transaction") pursuant to which (i) Tenneco will restructure (the "Debt Realignment") the indebtedness for money borrowed of Tenneco and certain of its consolidated subsidiaries (the "Tenneco Energy Consolidated Debt") through a series of tender offers, exchange offers, payments, redemptions, prepayments and defeasances involving Tenneco, New Tenneco Inc., a newly formed, wholly owned subsidiary of Tenneco ("New Tenneco"), and Newport News Shipbuilding Inc., a wholly owned subsidiary of Tenneco ("Newport News"); (ii) Tenneco and its subsidiaries will, pursuant to a Distribution Agreement (as such may be amended, supplemented or modified from time to time, the "Distribution Agreement") among Tenneco, New Tenneco and Newport News, undertake various intercompany transfers and distributions (collectively, the "Corporate Restructuring Transactions") designed to restructure, divide and separate their various businesses and assets so that substantially all of the assets, liabilities and operations of (A) their automotive parts, packaging and administrative services businesses ("Industrial Business") are owned and operated by New Tenneco, and (B) their shipbuilding business ("Shipbuilding Business") are owned and operated by Newport News; (iii) Tenneco will then distribute (the "Distributions") pro rata to holders of Tenneco common stock, par value $5.00 per share (the "Tenneco Common Stock"), all of the outstanding common stock of New Tenneco (the "New Tenneco Common Stock") and Newport News (the "Newport News Common Stock"); and (iv) thereafter an indirect wholly owned subsidiary of El Paso will merge with and into Tenneco (the "Merger"), which will then consist of the remaining assets, liabilities and operations of Tenneco and its subsidiaries other than those relating to the Industrial Business or the Shipbuilding Business, including the transmission and marketing of natural gas (collectively, the "Energy Business" or "Tenneco Energy") pursuant to the Agreement and Plan of Merger dated as of June 19, 1996 (as such may be amended, supplemented or modified from time to time, the "Merger Agreement") among El Paso, El Paso Merger Company ("El Paso Subsidiary") and Tenneco. See "The Transaction."

  As part of the Debt Realignment, the Company intends to issue one or more series of Junior Preferred Stock in an amount calculated to have, to the extent possible, an aggregate value as of the effective time of the Merger (the "Merger Effective Time") that is equal to approximately 25% (but in any event more than 20%) of the total value of all shares of Tenneco capital stock then outstanding (the "NPS Issuance"). The total proceeds to Tenneco from the NPS Issuance (the "NPS Issuance Proceeds") are estimated to be approximately $275 million. The shares of Junior Preferred Stock issued pursuant to the NPS Issuance will not be converted or otherwise exchanged in the Merger and will remain outstanding immediately following consummation thereof (held by the persons who were the holders of such shares immediately prior to the Merger), and the holders thereof will receive no consideration in respect thereof in connection with the Merger.

  Also as part of the Transaction, Tenneco has proposed to amend its Certificate of Incorporation, as amended (the "Tenneco Charter"), to eliminate the specified rights, powers and preferences of its authorized class of Junior Preferred Stock thereunder (including the Junior Preferred Stock offered hereby). After giving effect to the Charter Amendment (as defined), shares of any series of Junior Preferred Stock offered hereby will have only such rights, powers and preferences as set forth in the applicable Certificate of Designation for the series.

                          THE TENNECO SPECIAL MEETING

  At the Tenneco Special Meeting, presently scheduled to be held on December , 1996, Tenneco's current stockholders will be asked to consider and vote upon a single unified proposal relating to the Transaction, including approval and adoption of the Distribution Agreement and the Merger Agreement; approval of the transactions contemplated by the Merger Agreement and the Distribution Agreement; and approval of the Charter Amendment. Purchasers of the Junior Preferred Stock offered hereby will not be entitled to any vote at the Tenneco Special Meeting with respect to their shares of Junior Preferred Stock, since
no such shares will be issued and outstanding on         , 1996, the record
date for the Tenneco Special Meeting. If, however, any such shares of Junior Preferred Stock are issued prior to the Charter Amendment becoming effective, the approval of (i) a majority of the voting power of such shares, voting together as a class, will be required to effect the Distributions, and (ii) 66 2/3% of the voting power of such shares, voting together as a class, will be required to effect the Charter Amendment. In such event, the Distributions and Charter Amendment would be submitted, as applicable, to the underwriters, dealers or agents involved in the sale of such shares of Junior Preferred Stock, as the initial record holders thereof, for approval by written consent in lieu of a meeting (which consent would not be revocable by either the purchasers of Junior Preferred Stock from such underwriters, dealers or agents or by the successors of such purchasers).

                         TENNECO AFTER THE TRANSACTION

GENERAL

  Immediately following the Transaction, the businesses and operations of Tenneco will consist solely of the Energy Business. In addition, 100% of the common equity of Tenneco and approximately 75% of the combined equity value of Tenneco at that time will be held by El Paso, with the balance held by the holders of one of more series of Junior Preferred Stock to be issued in the NPS Issuance.

  El Paso is a Delaware corporation which was incorporated in 1928. In recognition of changes in the natural gas industry and the manner in which El Paso manages its businesses, and in order to facilitate a more detailed understanding of the various activities in which it engages, El Paso began doing business under the name El Paso Energy Corporation (effective April 22,
1996) and has segregated its business activities into three business segments:
(i) natural gas transmission, (ii) field and merchant services, and (iii) corporate and other.

  El Paso is subject to the informational requirements of the Exchange Act. Accordingly, El Paso files reports, proxy and information statements and other information with the Commission. Copies of such material can be inspected and copied at the public reference facilities maintained by the Commission at the addresses specified under "Available Information." Reports, proxy and information statements and other information concerning El Paso may also be inspected at the offices of the NYSE at the address specified under "Available Information."

THE ENERGY BUSINESS

  The Energy Business as presently conducted consists principally of the interstate transportation of natural gas, as well as certain other related business operations not generally subject to regulation by the Federal Energy Regulatory Commission ("FERC"), such as gas marketing, intrastate pipeline operations, international pipelines and power generation, domestic power generation operations and oil and gas ventures. The Energy Business also includes certain assets and liabilities of Tenneco and its subsidiaries that do not relate to the Industrial Business or the Shipbuilding Business, including those business operations that have been discontinued or sold.

  The interstate pipeline operations of the Energy Business include the pipeline systems of Tennessee Gas Pipeline Company ("TGP"), and its wholly owned subsidiaries Midwestern Gas Transmission Company ("Midwestern") and East Tennessee Natural Gas Company ("East Tennessee"), as well as certain joint ventures, which are primarily engaged in the transportation and storage of natural gas for producers, marketers, end-users and other gas transmission and distribution companies. TGP's multiple-line system begins in gas-producing regions of Texas and Louisiana, including the continental shelf of the Gulf of Mexico, and extends into the northeastern section of the United States, including the New York City and Boston metropolitan areas. Midwestern's pipeline system extends from Portland, Tennessee, to Chicago, and principally serves the Chicago metropolitan area. East Tennessee's pipeline system serves the states of Tennessee, Virginia and Georgia. The interstate gas transmission systems of the Energy Business include approximately 16,300 miles of pipeline, gathering lines and sales laterals (with 14,800 miles operated by TGP, 400 miles operated by Midwestern and 1,100 miles operated by East Tennessee), together with related facilities that include 90 compressor stations with an aggregate of approximately 1.5 million horsepower. The Energy Business also includes buying, selling, storing, processing and transporting of natural gas and the provision price risk management services. The Energy Business is also engaged in various international energy-related projects, invests in oil and gas properties and finances independent producers engaged in exploration and development projects. See "The Energy Business."

OPERATION OF THE ENERGY BUSINESS AFTER THE MERGER

  General. El Paso is currently engaged in a comprehensive review of the business and operations of the Energy Business. Following the completion of such review and the Merger, El Paso plans to integrate, for the most part, the operations of the Energy Business with those of El Paso in order to increase operating and administrative efficiency through consolidation and reengineering of facilities, workforce reductions and coordination of purchasing, sales and marketing activities. El Paso anticipates that the complementary interstate and intrastate pipeline operations and gas marketing activities of El Paso and the Energy Business should provide the combined company with increased operating flexibility and access to additional customers and markets. See "Risk Factors-- Uncertainty Surrounding Integration of Operations."

  Refinancing Transactions. El Paso has indicated that it intends to undertake various transactions (the "Refinancing Transactions") in order to reduce the amount of outstanding Tenneco debt after consummation of the Transaction including (i) the monetization of certain assets of the Energy Business for anticipated net proceeds of approximately $500 million, and (ii) a public equity offering by El Paso of approximately $200 million and the use of the net proceeds thereof to purchase a subordinated series of junior preferred stock (the "Subordinated Junior Preferred Stock") from Tenneco. In addition, as market conditions allow, El Paso may refinance Tenneco's post-Transaction debt through a sale of senior debt of Tenneco and/or Tennessee to the public. See "Risk Factors--Consummation of Refinancing Transactions," "The Energy Business--Operation of the Energy Business After the Merger" and "Unaudited Pro Forma Consolidated Financial Statements of Tenneco."

                                USE OF PROCEEDS

  The net proceeds from the sale of the Junior Preferred Stock pursuant to the NPS Issuance will, as more fully described elsewhere herein and in the applicable Prospectus Supplement therefor, be used to repay a portion of the Tenneco Energy Consolidated Debt pursuant to the Debt Realignment. See "The NPS Issuance." The net proceeds from the sale of Junior Preferred Stock offered hereby other than pursuant to the NPS Issuance will be used as set forth in the Prospectus Supplement applicable to such sale.

                                 RISK FACTORS

  The following factors, in conjunction with the other information included in this Prospectus and any Prospectus Supplement, should be considered by prospective purchasers of the Junior Preferred Stock.

RISKS RELATED TO THE TRANSACTION

 Risk of Non-Consummation of the Transaction

  The Distributions, the Merger and the Charter Amendment will not be consummated unless the Transaction as a whole is approved by the stockholders of Tenneco at the Tenneco Special Meeting. If the Transaction is not approved by Tenneco's stockholders, Tenneco may elect subsequently to proceed with one or more of the transactions included in the Transaction which do not require stockholder approval. In addition, the Distributions and the Merger are subject to certain other conditions. See "The Distributions--Conditions to Consummation of the Distributions" and "The Merger--Conditions Precedent." There can be no assurance that the Transaction will be approved by Tenneco's stockholders or that the Distributions and the Merger will occur. There can be no assurance that the failure to consummate the Transaction as currently contemplated will not have an adverse effect on the market prices of any outstanding Junior Preferred Stock.

 Possible Reduction in Rating if Stock Issuance Not Approved

  The issuance of El Paso common stock, par value $3.00 per share (the "El Paso Common Stock"), to Tenneco stockholders in connection with the Merger (the "Stock Issuance") is being submitted to El Paso's stockholders at a
special meeting presently scheduled to be held on      , 1996. If the Stock
Issuance is not approved, the Merger is still expected to be consummated except that El Paso will issue to Tenneco stockholders depositary receipts (the "El Paso Preferred Depositary Shares") representing interests in a new series of adjustable rate El Paso preferred stock in lieu of certain shares of El Paso Common Stock that would have been issued had the Stock Issuance been approved. The issuance of such El Paso Preferred Depositary Shares could result in a downgrading of the ratings of the securities of El Paso and its subsidiaries, including any Junior Preferred Stock then outstanding.

 Consummation of Refinancing Transactions

  El Paso has indicated that it currently intends to enter into the Refinancing Transactions. However, there can be no assurance that any of the Refinancing Transactions will occur or as to the price, terms or provisions of any of such transactions. See "The Energy Business--Operation of the Energy Business After the Merger" and "Unaudited Pro Forma Consolidated Financial Statements."

 Lack of Operating History as Separate Entity and Potential Disruptions in Operations

  Upon consummation of the Distributions, Tenneco (as a subsidiary of El Paso) will own and operate the Energy Business, New Tenneco will own and operate the Industrial Business and Newport News will own and operate the Shipbuilding Business. The Energy Business does not have any recent operating history as a separate entity and has historically been able to rely on the earnings, assets and cash flow of the Industrial Business and Shipbuilding Business for capital requirements and certain administrative services.

  Following the Distributions, the ability of Tenneco to satisfy its obligations and maintain profitability will be dependent upon its future performance, which will be subject to prevailing economic conditions and to financial, business and other factors affecting the business operations of Tenneco, including factors beyond the control of Tenneco.

  Subsequent to the Distributions, Tenneco will be a smaller and less diversified company than Tenneco was prior to the Distributions. In addition, the division of Tenneco may result in some temporary dislocation and inefficiencies to the business operations, as well as the organization and personnel structure, of Tenneco, and will also result in the duplication of certain personnel, administrative and other expenses required for the operation of independent companies. Pursuant to the Merger Agreement, the directors of El Paso Subsidiary as of the Merger Effective Time will become the directors of Tenneco upon consummation of the Merger. In addition, as of the Merger Effective Time, it is expected that substantially all the executive officers of Tenneco will resign and become the initial executive officers of New Tenneco and the executive officers of El Paso Subsidiary as of the Merger Effective Time will become the executive officers of Tenneco. There can be no assurance that such transition in the management of Tenneco will not disrupt at least temporarily the operations of the Energy Business. Nevertheless, the Tenneco Board of Directors believes that separation of the companies also will result in certain long-term operating efficiencies by allowing Tenneco to focus on its businesses.

 Potential Adverse Impact of Substantial Leverage on Ability to Meet Interest and Dividend Obligations

  If the Transaction and the Refinancing Transactions had been consummated on June 30, 1996, on a pro forma basis, Tenneco would have had indebtedness for money borrowed of approximately $1,844 million, and stockholders' equity of $1,242 million. The degree to which Tenneco is leveraged could have important consequences to holders of Junior Preferred Stock, including the following:
(i) Tenneco's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of Tenneco's cash flow from operations must be dedicated to the payment of interest on its indebtedness, thereby reducing the funds available to Tenneco for other purposes; (iii) the agreements governing Tenneco's indebtedness contain certain restrictive financial and operating covenants; (iv) certain indebtedness of Tenneco will be at variable rates of interest, which will cause Tenneco to be vulnerable to increases in interest rates; (v) Tenneco may be hindered in its ability to adjust rapidly to changing market conditions; and (vi) Tenneco's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or in its business.

 Potential Responsibility for Liabilities Not Expressly Assumed

  The Distribution Agreement and the various other agreements to be entered into in connection with the Distributions (the "Ancillary Agreements") allocate among Tenneco, New Tenneco and Newport News responsibility for various debts, liabilities and obligations. See "The Distributions-- Relationship Among Tenneco, New Tenneco and Newport News After the Distributions." It is possible that a court would disregard this contractual allocation of debts, liabilities and obligations among the parties and require Tenneco to assume responsibility for obligations allocated to another party, particularly if such other party were to refuse or was unable to pay or perform any of its allocated obligations.

 Potential Conflicts of Interest Due to Control by El Paso

  After consummation of the Merger, Tenneco will be an indirect subsidiary of El Paso, which will own 100% of the common equity of Tenneco and will thus control the management of Tenneco's business and operations, subject to the right of the holders of the Junior Preferred Stock issued pursuant to the NPS Issuance to elect one-sixth of the members of Tenneco's Board of Directors. El Paso's interests as a common equity holder of Tenneco may conflict with the interests of holders of Junior Preferred Stock. See "--The Energy Business Operation of the Energy Business after the Merger" and "Unaudited Pro Forma Combined Financial Statements."

  Pursuant to the Merger Agreement, the current directors of El Paso Subsidiary as of the Merger Effective Time will become the directors of Tenneco upon consummation of the Merger. In addition, as of the Merger Effective Time it is expected that substantially all of the executive officers of Tenneco will resign and become the initial executive officers of New Tenneco and the executive officers of El Paso Subsidiary as of the Merger Effective Time will become the executive officers of Tenneco. There can be no assurance that such transition in the management of Tenneco will not disrupt, at least temporarily, the operations of the Energy Business.

  In addition, so long as dividends are not in arrears on the Junior Preferred Stock and subject to applicable law, Tenneco will be able to pay dividends on, repurchase or redeem the Tenneco Common Stock and Subordinated Junior Preferred Stock held by El Paso at such times and in such amounts as Tenneco may determine in its discretion.

 Uncertainty Surrounding Integration of Operations

  El Paso is currently engaged in a comprehensive review of the business and operations of the Energy Business. Following the completion of such review and consummation of the Merger, El Paso plans to integrate, for the most part, the operations of the Energy Business with those of El Paso to increase operating and administrative efficiency through consolidation and reengineering of facilities, workforce reductions and coordination of purchasing, sales and marketing activities. The future operations of the Energy Business as a subsidiary of El Paso may vary significantly from its historical operations as a division of Tenneco. While El Paso believes that operational, financial and administrative synergies can be achieved through the combination of El Paso and the Energy Business, the amount and timing of realization of such synergies will depend upon the ability of El Paso to integrate successfully the businesses and operations of the companies, and the time period over which such integration is effected.

 Potential Federal Income Tax Liabilities

  It is a condition to the Distributions and the Merger that Tenneco receive the Internal Revenue Service ("IRS") ruling letter (the "IRS Ruling Letter") to the effect, among other things, that for federal income tax purposes the Distributions will be tax-free to Tenneco and the Tenneco Stockholders under
Section 355 of the Internal Revenue Code of 1986, as amended (the "Code") (except to the extent cash is received in lieu of fractional shares) and that certain other transactions to be effected as part of the Corporate Restructuring Transactions will be tax-free. See "Certain Federal Income Tax Consequences of the Transaction." Such an IRS ruling letter, while generally binding upon the IRS, is based upon certain factual representations and assumptions. If such factual representations and assumptions were incomplete or untrue in a material respect, or the facts upon which the IRS Ruling Letter was based are materially different from the facts at the time of the Distributions, the IRS could modify or revoke the IRS Ruling Letter retroactively. Each of El Paso, Tenneco, New Tenneco and Newport News has agreed to certain restrictions on its future actions to provide further assurances that the Distributions will be tax-free for federal income tax purposes.

  If the Distributions were not to qualify as tax-free distributions under
Section 355 of the Code, then, in general, a corporate level federal income tax would be payable by the consolidated group of which Tenneco is the common parent, which tax (assuming the internal spin-off transactions included in the Corporate Restructuring Transactions also failed to qualify under Section 355 of the Code) would be based upon the gain (computed as the difference between the fair market value of the stock distributed and the distributing corporation's adjusted basis in such stock) realized by each of the distributing corporations upon its distribution of the stock of one or more controlled corporations to its stockholders in the Transaction. The corporate level federal income tax would be payable by Tenneco. Under certain limited circumstances, however, New Tenneco and Newport News have agreed to indemnify Tenneco for a defined portion of such tax liabilities. See "The Distributions--Relationship Among Tenneco, New Tenneco and Newport News After the Distributions--Ancilliary Agreements--Tax Sharing Agreement." However, under IRS regulations, each member of the consolidated group is severally liable for such tax liability.

  It is possible that legislation may be introduced requiring a distributing corporation in a transaction otherwise qualifying as a tax-free distribution under Section 355 of the Code to recognize gain on the distribution of the stock of one or more controlled corporations under certain circumstances. If such legislation were enacted, the Distributions, if ultimately subject to such legislation, may result in significant taxable gain to Tenneco under
Section 355(c) of the Code. See "Certain Federal Income Tax Consequences of the Transaction--Possible Future Legislation."

  In connection with, and as a condition to consummation of, the Transaction, Tenneco will also receive a Tax Opinion (as defined), to the effect, among other things (but only to the extent not covered by the IRS Ruling Letter), that the Merger will constitute a reorganization under Section 368(a)(1)(B) of the Code. The failure of the Merger to qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Code may cause the Distributions to not qualify as tax-free distributions under Section 355 of the Code, in which case Tenneco would be treated in the manner described above.

 Potential Indemnification Liabilities

  Pursuant to the Distribution Agreement and certain of the Ancillary Agreements, each of Tenneco, New Tenneco and Newport News has agreed to indemnify the other parties from and after consummation of the Distributions with respect to certain debts, liabilities and obligations. See "The Distributions--Relationship Among Tenneco, New Tenneco and Newport News After the Distributions."

 Potential Liabilities due to Fraudulent Transfer Provisions and Legal Dividend Requirements

  The Corporate Restructuring Transactions, the Debt Realignment and Tenneco's distribution of the New Tenneco common stock and Newport News common stock to holders of Tenneco common stock are subject to review under federal and state fraudulent conveyance laws. Under these laws, if a court in a lawsuit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy of Tenneco, New Tenneco or Newport News as a debtor-in-possession) were to determine that Tenneco, New Tenneco, Newport News or any of their subsidiaries did not receive fair consideration or reasonably equivalent value for incurring indebtedness or transferring assets in connection with the Debt Realignment and Corporate Restructuring Transactions and, at the time of the Distributions, or such incurrence of indebtedness or transfer of assets, Tenneco, New Tenneco, Newport News or any of their subsidiaries (i) was insolvent or would be rendered insolvent, (ii) had unreasonably small capital with which to carry on its business and all businesses in which it intended to engage or (iii) intended to incur, or believed it would incur, debts beyond its ability to repay such debts as they would mature, then such court could order the holders of the New Tenneco common stock and the Newport News common stock to return the value of the stock and any dividends paid thereon, bar future dividend and redemption payments on the stock, and invalidate, in whole or in part, the Corporate Restructuring Transactions, the Debt Realignment or the Distributions, as fraudulent conveyances.

  The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction's law is applied. Generally, however, an entity would be considered insolvent if the present fair saleable value of its assets is less than (i) the amount of its liabilities (including contingent liabilities) or (ii) the amount that will be required to pay its probable liabilities on its existing debts as they become absolute and mature. No assurance can be given as to what standard a court would apply in determining insolvency or that a court would not determine that Tenneco, New Tenneco, Newport News or any of their subsidiaries was "insolvent" at the time of or after giving effect to the Corporate Restructuring Transactions, the Debt Realignment and the Distributions.

  In addition, Tenneco's distribution of the common stock of New Tenneco and Newport News, and the distributions pursuant to the Corporate Restructuring Transactions and Debt Realignment, are subject to review under state corporate distribution statutes. Under the Delaware General Corporation Law ("DGCL"), a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although all distributions are intended to be made entirely from surplus, no assurance can be given that a court will not later determine that some or all of the distributions were unlawful.

  Prior to the Distributions, the Tenneco Board of Directors expects to obtain an opinion from a third-party financial advisor regarding the solvency of Tenneco, New Tenneco and Newport News and the permissibility of the Distributions under Section 170 of the DGCL. Tenneco's Board of Directors and management believe that, in accordance with this opinion, (i) Tenneco, New Tenneco and Newport News each will be solvent (and thus not insolvent) at or following the time of the Distributions (in accordance with the foregoing definitions), will be able to repay its debts as they mature following the Distributions and will have sufficient capital to carry on its businesses and
(ii) the Distributions will be made entirely out of surplus, in accordance with Section 170 of DGCL. There is no certainty, however, that a court would find the opinion rendered by Tenneco's financial advisor to be binding on creditors of Tenneco, New Tenneco or Newport News or that a court would reach the same conclusions set forth in such opinion in determining whether Tenneco, New Tenneco or Newport News was insolvent at the time of, or after giving effect to, the Distributions, or whether lawful funds were available for the distributions made in connection with the Transaction.

RISKS RELATED TO THE ENERGY BUSINESS

 Risk Associated with Fluctuating Market Conditions

  The revenues generated by Tenneco Energy are dependent upon the price of natural gas, as well as the prices of alternative sources of energy. Fluctuations in energy prices are caused by a number of factors, including regional, domestic and international demand, availability and adequacy of transportation facilities, energy legislation, federal or state taxes, if any, on the sale or transportation of natural gas and natural gas liquids and the abundance of supplies of alternative energy sources.

 Regulated Industry; Potential Adverse Impact of Cost Recovery and Rate Proceedings

  Certain pipeline facilities, services and rates of each of Tenneco Energy, TGP, Midwestern and East Tennessee are regulated by the FERC in accordance with the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. The FERC regulates the interstate transportation and certain sales of natural gas, including, among other things, rates and charges allowed natural gas companies, construction, extensions and abandonments of facilities and service, rates of depreciation and amortization and accounting systems. The businesses of Tenneco Energy could be adversely affected by the outcome of regulatory or rate proceedings relating to their pipeline operations.

  TGP is currently a party to various regulatory and rate proceedings relating to its pipeline operations. In particular, TGP is a party to regulatory proceedings before the FERC relating to the recovery of gas supply realignment ("GSR") costs associated with the restructuring by TGP of its transportation, storage and sales services to convert TGP from primarily a merchant to primarily a transporter of gas.

  As of June 30, 1996, TGP has deferred GSR costs yet to be recovered from its customers of approximately $551 million, net of $380 million previously recovered from its customers, subject to refund. A phased proceeding is underway at the FERC with respect to the recovery of TGP's GSR costs (the "GSR Proceeding"). Testimony has been completed in connection with Phase I of that proceeding relating to the eligibility of GSR cost recovery; oral argument on eligibility issues was originally set by a FERC Administrative Law Judge ("ALJ") for late October 1996. The Chief Judge of the FERC has since issued orders: (i) cancelling the October oral argument; (ii) convening settlement discussions which commenced on October 9, 1996; and (iii) postponing scheduling an oral argument on eligibility issues.

  Phase II of the proceeding on the prudency of the costs to be recovered and on certain contract specific eligibility issues has not yet been scheduled, but will likely occur sometime after the ALJ's decision in Phase I is issued. The FERC has generally encouraged pipelines to settle such issues through negotiations with customers. Although the FERC's Order 636 issued April 8, 1992 ("Order 636") transition cost recovery mechanism provides for complete recovery by pipelines of eligible and prudently incurred transition costs, certain customers have challenged the prudence and eligibility of TGP's GSR costs and TGP has engaged in settlement discussions with its customers concerning the amount of such costs in response to the FERC statements acknowledging the desirability of such settlements. However, there can be no assurance regarding the outcome of these settlement discussions.

  With regard to TGP's GSR costs, TGP, along with three other pipelines, executed four separate settlement agreements with Dakota Gasification Company and the U.S. Department of Energy and initiated four separate proceedings at the FERC seeking approval to implement the settlement agreements. The settlement resolved litigation concerning purchases made by TGP of synthetic gas produced from the Great Plains Coal Gasification plant ("Great Plains"). The FERC previously ruled that the costs related to the Great Plains project are eligible for recovery through GSR and other special recovery mechanisms and that the costs are eligible for recovery for the duration of the term of the original gas purchase agreements. On October 18, 1994, the FERC consolidated the four proceedings and set them for hearing before an ALJ. The hearing, which concluded in July 1995, was limited to the issue of whether the settlement agreements are prudent. The ALJ concluded, in his initial decision issued in December 1995, that the settlement was imprudent. TGP has filed exceptions to this initial decision. Tenneco believes that this decision will not impair TGP's recovery of the costs resulting from this contract. On July 17, 1996, the FERC ordered oral arguments to be heard in September 1996. Oral arguments were held before the full FERC on September 25, 1996. A decision by the FERC is expected by the end of 1996.

  Also related to TGP's GSR costs, in June 1996, TGP settled certain litigation with ICA Energy, Inc. ("ICA") and TransTexas Gas Corporation ("TransTexas") by making a payment of $125 million. This payment is included in the deferred GSR costs described above. In connection with that litigation, certain royalty interest owners filed a claim in July 1996 against TGP in Webb County, Texas, alleging that they are sellers entitled to tender gas to TGP under the settled contract. This claim falls under the indemnification provisions of TGP's settlement agreement with TransTexas and ICA, which requires TransTexas and ICA to defend and indemnify TGP on this claim.

  In a separate declaratory judgment action relating to another gas purchase contract, the Texas Supreme Court affirmed a ruling of the Texas Court of Appeals favorable to TGP on August 1, 1995. On April 18, 1996, the Texas Supreme Court withdrew its initial opinion and issued an opinion reversing the Court of Appeals opinion on the matter which was favorable to TGP. That Texas Supreme Court ruling, however, explicitly preserves TGP's defenses based on bad faith conduct of the producers. In June 1996, TGP filed a motion for rehearing with the Texas Supreme Court. On August 16, 1996, the Texas Supreme Court denied TGP's motion. Nothing in the Texas Supreme Court's decision affects TGP's ability to seek recovery of its above-market costs of purchasing gas under the contract from its customers as GSR costs in the phased proceedings currently pending before the FERC. In addition, TGP has initiated two lawsuits against the holders of this gas purchase contract seeking damages related to their conduct in connection with that contract.

  During the pendency of the declaratory judgment lawsuit, TGP has either paid, or provided for the payment of, amounts it believes are appropriate to cover the resolution of its contract reformation litigation, including providing a bond in the approximate amount of $200 million. On September 30, 1996, TGP paid approximately $195 million to the producers and the producers agreed to release all but approximately $2 million of the bonded amount (to cover remaining disputed interest charges and attorneys' fees). On October 1, 1996, TGP filed to recover the pricing differential portion of this payment from its customers. It is anticipated that TGP will also continue to pay the above-market contract price for the gas tendered by the producers through the expiration of the contract in 1999, and will seek recovery of those amounts from its customers in the FERC proceedings as well. TGP plans to amend its complaint in one of the separate lawsuits pending against the producers to seek recovery of amounts TGP believes it is entitled to recover as a result of the producers' bad faith conduct.

  Given the uncertainty over the results of ongoing discussions between TGP and its customers related to the recovery of GSR costs and the uncertainty related to predicting the outcome of its gas purchase contract reformation efforts and the associated litigation, Tenneco is unable to predict the timing or the ultimate impact that the resolution of these issues will have on the combined financial position or results of operations of the Energy Business.

  On December 30, 1994, TGP filed for a general rate increase (the "1995 Rate Case"). On January 25, 1995, the FERC accepted the filing, suspended its effectiveness for the maximum period of five months pursuant to normal regulatory process, and set the matter for hearing. On July 1, 1995, TGP began collecting rates, subject to refund, reflecting an $87 million increase in TGP's annual revenue requirement. A Stipulation and Agreement was filed with an ALJ in this proceeding on April 5, 1996. This Stipulation, which is currently pending before the FERC, proposed to resolve the rates subject to the 1995 Rate Case, including structural rate design and increased revenue requirements, and TGP is reserving revenues it believes adequate to cover the income impact of any refunds that may be required upon final settlement of this proceeding. While Tenneco believes that the Stipulation for the settlement of the 1995 Rate Case is likely to be approved substantially in its current form, there can be no assurance that there will not be changes which are adverse to the Energy Business.

  For a detailed description of rate and regulatory proceedings relating to TGP, see "The Energy Business--Interstate Pipeline Operations--Federal Regulation."

 Highly Competitive Industry

  The regulated natural gas pipeline industry is experiencing increasing competition, which results from actions taken by the FERC to strengthen market forces throughout the industry. In a number of key markets, interstate pipelines face competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a supplier or switch suppliers based on the short term price of gas and the cost of transportation. The Energy Business also faces varying degrees of competition from alternative energy sources, such as electricity, hydroelectric power, coal and oil.

  Competition between pipelines is particularly intense in the Chicago, Northern Indiana, Roanoke, Chattanooga and Atlanta markets served by the Energy Business, and in TGP's supply area, Louisiana and Texas. In some instances, the pipelines of the Energy Business have been required to discount their transportation rates to maintain their market share. Additionally, transportation contracts representing approximately 70% of firm interstate transportation capacity will be expiring over the next five years, principally in the year 2000.

  Future renegotiations of the existing transportation contracts of the Energy Business and negotiations with potential new customers could be adversely impacted by the foregoing or other competitive factors.

 Potential Environmental Liabilities

  The current and discontinued operations and activities of the Energy Business are subject to various federal, state, local and foreign laws and regulations covering the discharge of material into the environment or otherwise relating to protection of the environment. In particular, the pipeline facilities of the Energy Business and its use of such facilities for treating, processing, recovering, or otherwise handling natural gas are subject to stringent environmental regulation by governmental authorities in the United States and in foreign jurisdictions. Such regulations have increased the costs of planning, designing, operating and abandoning facilities.

  The Energy Business has expended significant resources, both financial and managerial, to comply with environmental regulations and permitting requirements and each anticipates that it will continue to do so in the future. Although Tenneco believes that the operations and facilities of the Energy Business are in general compliance with applicable environmental laws and regulations, risks of substantial costs and liabilities are inherent in natural gas operations, and there can be no assurance that significant costs and liabilities will not be incurred in the future. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from the current or discontinued operations of the Energy Business, could result in substantial costs and liabilities in the future. See "The Energy Business-- Environmental Matters" and Note 15 to the Combined Financial Statements of the Energy Business included elsewhere in this Prospectus.

 Adverse Effect of Changes in Economic, Industry and Weather Conditions

  The business and operating results of the Energy Business can be adversely affected by changes in the economic environment, including changes in interest rates, market perceptions of the natural gas industry or Tenneco Energy, security ratings or the weather.

 Risks Related to Use of Derivative Financial Instruments

  The Energy Business has utilized financial instruments for many years to mitigate its exposure to various risks. The Energy Business is currently party to financial instruments to hedge its exposure to changes in interest rates and natural gas prices. Although losses could occur, the derivatives contracts used by the Energy Business are generally designated as hedges whose fair value correlates to price movements of natural gas. As a result, gains or losses resulting from market changes should generally be offset by losses or gains on the hedged transaction.

 Operating Hazards and Uninsured Risks

  The operations of the Energy Business are subject to the inherent risks normally associated with the transportation, gathering and processing of natural gas, including explosions, pollution and fires, each of which could result in damage to or destruction of gas transportation, gathering and processing facilities or damage to persons and property. While the Energy Business maintains insurance against such risks and in amounts that it believes to be reasonable, the occurrence of a significant event that is not fully insured against could have a material adverse effect on the combined financial condition or operations of the Energy Business.

 Acquisitions and Investments

  Opportunities for growth through acquisitions and investments in joint ventures, and future operating results and the success of acquisitions and joint ventures within and outside the United States may be subject to the effects of, and changes in, United States and foreign trade and monetary policies, laws and regulations, political and economic developments, inflation rates, and the effects of taxes and operating conditions. Activities in areas outside the United States are also subject to the risks inherent in foreign operations, including loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, and the effects of currency fluctuations and exchange controls.

 Liabilities of Tenneco Energy for Discontinued Businesses

  Tenneco has certain actual and contingent liabilities which, under the terms of the Distribution Agreement, will be liabilities of the Energy Business after the Distributions. These liabilities relate to, among other things, retiree medical and other retiree costs of former employees of Tenneco and its subsidiaries, litigation, environmental matters, and liabilities (including environmental liabilities) relating to discontinued businesses and operations of Tenneco and its subsidiaries (other than the discontinued businesses of New Tenneco and Newport News). El Paso has estimated that the aggregate amount of these liabilities is approximately $600 million. However, the actual amount of such liabilities could vary materially from such estimate.

SAFE HARBOR DISCLOSURE: FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

  This Prospectus contains or incorporates by reference forward-looking statements. The factors identified under "Risk Factors" are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, Tenneco (or its subsidiaries).

  Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, Tenneco cautions that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or basis and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, Tenneco (or its subsidiaries), or its managements, express an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe," "expect" and "anticipate" and similar expressions identify forward-looking statements. The portions of this Prospectus which contain forward-looking statements generally include cross-references to "Risk Factors." See also the information contained under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Energy Business" and "The Energy Business--Interstate Pipeline Operations," "--Gas Marketing and Interstate Pipelines and Related Matters," "--International, Power Generation and Ventures," and "--Operation of the Energy Business After the Merger," and the information incorporated by reference from Tenneco's Annual Report on Form 10-K, as amended for the fiscal year ended December 31, 1995 and Tenneco's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, as amended, and June 30, 1996 under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business and Properties."

           UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  The following Unaudited Pro Forma Consolidated Financial Statements of the Company (the "Pro Forma Financial Statements") illustrate the effect of (i) the Corporate Restructuring Transactions, the Cash Realignment (as defined), the Debt Realignment, the NPS Issuance and the Distributions (which are part of the Transaction discussed elsewhere herein); and (ii) the Merger and the Refinancing Transactions. See "Risk Factors--Risks Related to the Transaction-- Consummation of Refinancing Transactions." The Unaudited Pro Forma Consolidated Balance Sheet has been prepared as if such transactions occurred on June 30, 1996; the Unaudited Pro Forma Consolidated Statements of Income have been prepared as if such transactions occurred as of January 1, 1995. The accompanying Pro Forma Financial Statements are based, in part, upon information and assumptions developed by El Paso management, principally relating to the "Merger and Refinancing Transactions" adjustments.

  The Corporate Restructuring Transactions represent a reorganization of companies, assets and liabilities under common control and, accordingly, the transfers of assets and liabilities pursuant to the Corporate Restructuring Transactions will be accounted for at historical cost. In addition, the Distributions represent the pro rata distribution of New Tenneco Common Stock and Newport News Common Stock to the holders of Tenneco Common Stock in a spin off transaction. Consequently, the Distributions will be recorded based on historical cost.

  As part of the Merger, El Paso will issue approximately $750 million (subject to the effects of a collar on the average market price of El Paso Common Stock Price) of El Paso equity consideration to holders of Tenneco stock (as defined elsewhere herein). The composition of the El Paso equity consideration is dependent on whether holders of El Paso Common Stock approve the Stock Issuance. If the Stock Issuance is not approved, El Paso would issue a combination of preferred stock of El Paso, with an assumed 8% dividend yield, and El Paso Common Stock. A special meeting of El Paso's stockholders will be
held on      , 1996 (which is expected to occur several days prior to the
Tenneco Special Meeting) to vote on the Stock Issuance. For purposes of these Pro Forma Financial Statements, it has been assumed that El Paso will issue only El Paso Common Stock to consummate the Merger. El Paso's acquisition of the Company will be accounted for under the purchase method and the purchase price adjustments will be reflected in the separate consolidated financial statements of the Company. According to El Paso management, a final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the Pro Forma Financial Statements are preliminary and have been made by El Paso solely for purposes of developing the pro forma consolidated financial information. However, El Paso's management has represented to the Company that it believes that the pro forma adjustments and the underlying assumptions reasonably present the significant effects of the Merger and the Refinancing Transactions. In addition, El Paso will undertake a study to determine the fair value of the Company's assets and liabilities and will revise purchase accounting adjustments upon completion of that study. Upon consummation of the Merger, the actual financial position and results of operations of the Company will differ, perhaps significantly, from the pro forma amounts reflected herein because of a variety of factors, including access to additional information, changes in value and changes in operating results between the dates of the pro forma financial information and the date on which the Merger takes place.

   The Pro Forma Financial Statements should be read in conjunction with the historical financial statements of the Company and its consolidated subsidiaries, which are incorporated by reference herein, and the Notes to the Pro Forma Financial Statements included elsewhere herein. The Pro Forma Financial Statements are not necessarily indicative of actual operating results or financial position had the transactions reflected herein occurred as of the dates indicated above, nor do they purport to indicate operating results or financial position which may be attained in the future.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1996
                                   (MILLIONS)

                                     RESTRUCTURING,
                                      REALIGNMENT,     THE
                             THE      NPS ISSUANCE   COMPANY    MERGER AND      THE
                           COMPANY        AND           AS     REFINANCING    COMPANY
                          HISTORICAL DISTRIBUTIONS   ADJUSTED  TRANSACTIONS  PRO FORMA
                          ---------- --------------  --------  ------------  ---------
ASSETS
Current assets:
 Cash and temporary
  investments...........   $   229      $  (166)(c)  $    25      $           $   25
                                            (38)(d)
 Receivables............     1,898       (1,138)(c)      760                     760
 Inventories............     1,175       (1,151)(c)       24                      24
 Other current assets...       349         (255)(c)       94                      94
                           -------      -------      -------      ------      ------
 Total current assets...     3,651       (2,748)         903                     903
                           -------      -------      -------      ------      ------
Net property, plant and
 equipment..............     6,496       (3,611)(c)    2,885       1,856 (g)   4,161
                                                                    (580)(j)
Goodwill and
 intangibles............     1,001         (964)(c)       37                      37
Other assets and
 deferred charges.......     2,114       (1,137)(c)      977        (530)(f)     527
                                                                      80 (j)
                           -------      -------      -------      ------      ------
 Total assets...........   $13,262      $(8,460)     $ 4,802      $  826      $5,628
                           =======      =======      =======      ======      ======
LIABILITIES AND
 SHAREOWNERS' EQUITY
Current liabilities:
 Short-term debt........   $ 1,146      $(1,146)(b)  $    --      $  330 (k)  $  330
 Payables...............     1,170         (751)(c)      222          20 (e)     242
                                           (197)(b)
 Other current
  liabilities...........     1,347         (660)(c)      605         120 (f)     725
                                            (82)(b)
                           -------      -------      -------      ------      ------
 Total current
  liabilities...........     3,663       (2,836)         827         470       1,297
                           -------      -------      -------      ------      ------
Long-term debt..........     3,374         (265)(a)    2,544        (500)(j)   1,514
                                           (565)(b)                 (200)(i)
                                                                    (330)(k)
Other liabilities and
 deferred credits.......     1,220         (626)(c)      594         151 (f)     745
Deferred income taxes...     1,004         (603)(c)      401         411 (h)     812
                           -------      -------      -------      ------      ------
                             9,261       (4,895)       4,366           2       4,368
                           -------      -------      -------      ------      ------
Minority interest.......       320         (302)(c)       18                      18
                           -------      -------      -------      ------      ------
Preferred stock with
 mandatory
 redemption provisions..       112                       112        (112)(l)      --
                           -------      -------      -------      ------      ------
Shareowners' equity:
 Junior Preferred Stock.        --          265 (a)      265                     265
 Subordinated Junior
  Preferred Stock.......        --                        --         200 (i)     200
 Common stock and paid-
  in capital............     4,504                     4,504         (20)(e)     777
                                                                    (801)(f)
                                                                   1,856
                                                                     (g)
                                                                    (411)(h)
                                                                     112 (l)
                                                                  (4,463)(m)
 Cumulative translation
  adjustments...........         4           (4)(c)       --                      --
 Retained earnings
  (accumulated deficit).        26        1,990 (b)   (3,498)      3,498 (m)      --
                                         (5,476)(c)
                                            (38)(d)
                           -------      -------      -------      ------      ------
                             4,534       (3,263)       1,271         (29)      1,242
 Less-Shares held as
  treasury stock, at
  cost..................       965                       965        (965)(m)      --
                           -------      -------      -------      ------      ------
                             3,569       (3,263)         306         936       1,242
                           -------      -------      -------      ------      ------
 Total liabilities and
  shareowners' equity...   $13,262      $(8,460)     $ 4,802      $  826      $5,628
                           =======      =======      =======      ======      ======

   See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

RESTRUCTURING, REALIGNMENT, NPS ISSUANCE AND DISTRIBUTIONS:

(a) To reflect the NPS Issuance of $275 million of Junior Preferred Stock, with an assumed 8 1/2% dividend yield, for net NPS Issuance Proceeds of $265 million, and the use of the net NPS Issuance Proceeds for the repayment of Tenneco Energy Consolidated Debt.

(b) To reflect the restructuring and realignment of the Tenneco debt pursuant to the Debt Realignment, the Distributions and the applicable provisions of the Merger Agreement, and the assumed payment of accrued interest on the Tenneco Energy Consolidated Debt defeased, redeemed, tendered or exchanged as part of the Debt Realignment. The amount of "The Company as Adjusted" debt immediately prior to the Merger will consist primarily of borrowings under the Tenneco Credit Facility (as defined) (assuming 100% acceptance of the Debt Tender Offers and Debt Exchange Offers) and is calculated from the provisions of the Merger Agreement as follows (in millions):

      Base Debt Amount per the Merger Agreement......................... $2,650
      Less: NPS Issuance Proceeds--see footnote (a).....................   (275)
                                                                         ------
                                                                          2,375
      Plus: Cash settlement payments....................................    439
      Less: Estimated collections subject to refund.....................   (270)
                                                                         ------
      Assumed "The Company as Adjusted" debt............................ $2,544
                                                                         ======

  At this time, the Company cannot determine the ultimate amount of public debt of Tenneco and its subsidiaries which will be purchased in the Debt Tender Offers or the ultimate amount of the public debt of the Company that will be exchanged for New Tenneco securities pursuant to the Debt Exchange Offers, and such amounts could vary significantly. However, for purposes of these pro forma adjustments, it is assumed that 100% of the public debt of Tenneco and its subsidiaries subject to the Debt Tender Offers is purchased pursuant to the Debt Tender Offers and 100% of the public debt of Tenneco subject to the Debt Exchange Offers is exchanged for securities of New Tenneco pursuant to the Debt Exchange Offers.

(c) To reflect the distribution of the New Tenneco Common Stock and Newport News Common Stock, pursuant to the Distributions.

(d) To reflect distribution of cash of the Company (subsequent to the Distributions) in excess of $25 million pursuant to the Cash Realignment provisions of the Merger Agreement.

MERGER AND REFINANCING TRANSACTIONS:

(e) To reflect the liability for the estimated legal, investment banking and other costs of $20 million to be incurred by the Company in connection with the Merger. These costs have been included in the purchase price reflected in footnote (g).

(f) To reflect the preliminary estimated acquisition adjustments under the purchase method of accounting, which will be reflected in the separate financial statements of the Company, (i) to record assets acquired and liabilities assumed at estimated fair value for reduction of certain other assets, deferred charges and regulatory assets, and revision of benefit plan assumptions relating to the retiree medical plan obligation, other employee benefit costs and environmental costs, and (ii) the accrual of an obligation to New Tenneco which is expected to be paid after completion of the transaction as a result of the utilization of certain tax benefits generated by the Debt Realignment. The following adjustments reflect El Paso management's intended business strategies which may differ from the business strategies employed by the Company management prior to the Merger (in millions):

   Other assets and deferred charges...................................... $530
   Other current liabilities..............................................  120
   Other liabilities and deferred credits.................................  151
                                                                           ----
                                                                           $801
                                                                           ====

(Continued)

(g) To reflect the allocation to property, plant and equipment of the excess purchase price of the Company, which will be reflected in the separate financial statements of the Company, as follows (in millions):

   Issuance of El Paso equity consideration in the Merger*............. $  777
   Less: Conversion of the $112 million the Company $4.50 and $7.40
    Preferred Stock....................................................   (112)
   Less: "The Company as Adjusted" net common book value subsequent to
    the Debt Realignment and Distributions.............................    (41)
   Acquisition adjustments to assets acquired and liabilities assumed..    801
   Transaction fees payable--see footnote (e)..........................     20
   Deferred income taxes on allocation of purchase price and acquisi-
    tion adjustments...................................................    411
                                                                        ------
                                                                        $1,856
                                                                        ======

  --------

  * Reflects the contribution to the Company's capital of the El Paso equity consideration issued as part of the Merger (assumed to only consist of El Paso Common Stock for this pro forma financial information). The composition of the El Paso equity consideration is dependent on whether holders of El Paso Common Stock approve the Stock Issuance. If the Stock Issuance is not approved, the Merger would be consummated by El Paso issuing a combination of preferred stock of El Paso, with an assumed 8% dividend yield, and El Paso Common Stock. A portion of total El Paso equity consideration will be issued in exchange for the $112 million of $7.40 Cumulative Preferred Stock and $4.50 Cumulative Preferred Stock of the Company (see footnote (l) below) with the remainder exchanged for the Tenneco Common Stock.

The allocation above reflects El Paso's internal evaluation of the excess purchase price and is subject to the completion of an independent appraisal of the fair value of the property acquired. It is not expected that any excess purchase price allocated to property, plant and equipment will be allowed for regulatory recovery purposes or recovery through rates. Should the independent appraisal not support such allocation to property, plant and equipment, the excess of total purchase price over the fair value of the net assets acquired will be reflected as goodwill.

The following adjustments are made to adjust the historical values of certain assets and liabilities to their estimated fair values as follows (in millions):

Increase in property, plant and equipment............................... $1,856
Reduce other assets and deferred charges................................   (530)
Increase other current liabilities......................................   (140)
Increase other liabilities and deferred credits.........................   (151)
Increase deferred income tax liability..................................   (411)
Eliminate Tenneco shareowners' equity:
  Tenneco preferred stock...............................................    112
  "The Company as Adjusted" common equity...............................     41
                                                                         ------
Total of El Paso equity consideration................................... $  777
                                                                         ======

(h) To reflect the increase in deferred income taxes of $411 million which have been provided for temporary differences after the allocation of the pro forma purchase price and acquisition adjustments. The following pro forma adjustments were required for estimated book and tax basis differences caused by the allocation of the pro forma purchase price, at an assumed effective tax rate of 39% (in millions):

   Property, plant and equipment......................................... $ 724
   Other assets..........................................................  (207)
   Other liabilities.....................................................  (106)
                                                                          -----
                                                                          $ 411
                                                                          =====

(i) To reflect the contribution by El Paso to Tenneco of proceeds from an assumed issuance of $200 million of El Paso Common Stock in exchange for Subordinated Junior Preferred Stock of the Company with an assumed dividend yield of 9%. The proceeds from the Company's issuance of Subordinated Junior Preferred Stock to El Paso will be utilized by the Company to pay down $200 million of the Tenneco Credit Facility.

(j) To reflect the assumed monetization of $500 million of assets through sales or project financings, at book value, and to reflect the Company's remaining $80 million investment in certain Australian projects using the equity method. These proceeds are assumed to be utilized for the repayment of the Tenneco Credit Facility.

(k) To reflect the replacement of the remaining balance under the Tenneco Credit Facility with short-term and long-term financing at interest rates of 6% and 8%, respectively.

(l) To reflect the conversion of the Company's $7.40 Cumulative Preferred Stock and the Company's $4.50 Cumulative Preferred Stock into El Paso Common Stock.

(m) To reflect the retirement and cancellation of the Tenneco Common Stock held as treasury stock and the capitalization of the pre-Merger "The Company as Adjusted" accumulated deficit.

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                     FOR THE SIX MONTHS ENDED JUNE 30, 1996

                             (DOLLARS IN MILLIONS)

                                                    RESTRUCTURING,
                                                     REALIGNMENT,     THE
                                            THE      NPS ISSUANCE   COMPANY   MERGER AND     THE
                                          COMPANY        AND           AS    REFINANCING   COMPANY
                                         HISTORICAL DISTRIBUTIONS   ADJUSTED TRANSACTIONS PRO FORMA
                                         ---------- --------------  -------- ------------ ---------
Revenues...............................    $5,517      $(4,147)(c)   $1,370      $(46)(g)  $1,324
Operating costs and expenses...........     5,004       (3,763)(c)    1,241        23 (d)   1,244
                                                                                    4 (e)
                                                                                  (24)(g)
                                           ------      -------       ------      ----      ------
 Operating income......................       513         (384)         129       (49)         80
Other (income) expense, net............      (168)         104 (c)      (64)                  (64)
Interest expense.......................       179          (74)(b)      105       (28)(f)      73
                                                                                   (1)(g)
                                                                                   (3)(h)
                                           ------      -------       ------      ----      ------
 Income before income taxes............       502         (414)          88       (17)         71
Provision for income taxes *...........       175           29 (b)        8        (5)(g)       3
                                                          (196)(c)                 -- (i)
Minority interest......................        10          (10)(c)       --                    --
                                           ------      -------       ------      ----      ------
 Net income from continuing operations.       317         (237)          80       (12)         68
Preferred stock dividends..............         5           12 (a)       17        (5)(j)      21
                                                                                    9 (k)
                                           ------      -------       ------      ----      ------
 Earnings from continuing operations
  available to common stock............    $  312      $  (249)      $   63      $(16)     $   47
                                           ======      =======       ======      ====      ======
EBITDA(/1/)............................    $  956                                          $  274
                                           ======                                          ======
Ratio of earnings to fixed charges(m)..       2.8                                             1.9
                                           ======                                          ======
Ratio of earnings to fixed charges and
 preferred stock dividends(m)..........       2.7                                             1.5
                                           ======                                          ======

--------

* The provision for income taxes for the Company reflects the realization of unrecognized deferred tax assets; therefore, the overall actual effective tax rate is significantly lower than the assumed effective tax rate of 39%. If the assumed effective tax rate had been used, the pro forma provision for income taxes would have increased by $25 million and the pro forma amount for earnings from continuing operations available to common stock would have been $22 million.


 See accompanying Notes to Unaudited Pro Forma Consolidated Income Statements.

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                             (DOLLARS IN MILLIONS)

                                     RESTRUCTURING,
                                      REALIGNMENT,     THE                   THE
                             THE      NPS ISSUANCE   COMPANY   MERGER AND  COMPANY
                           COMPANY        AND           AS    REFINANCING    PRO
                          HISTORICAL DISTRIBUTIONS   ADJUSTED TRANSACTIONS  FORMA
                          ---------- --------------  -------- ------------ -------
Revenues................    $8,899      $(6,978)(c)   $1,921      $(47)(g) $1,874
Operating costs and
 expenses...............     8,028       (6,278)(c)    1,750        46 (d)  1,763
                                                                     8 (e)
                                                                   (41)(g)
                            ------      -------       ------      ----     ------
 Operating income.......       871         (700)         171       (60)       111
Other (income) expense,       (225)                     (106)                (106)
 net....................                    119 (c)
Interest expense........       306          (89)(b)      217       (56)(f)    152
                                                                    (3)(g)
                                                                    (6)(h)
                            ------      -------       ------      ----     ------
 Income before income
  taxes.................       790         (730)          60         5         65
Provision for income           279           35 (b)      (44)       (1)(g)    (42)
 taxes (benefit)*.......                   (358)(c)                  3 (i)
Minority interest.......        22          (22)(c)       --                   --
                            ------      -------       ------      ----     ------
 Net income from
  continuing operations.       489         (385)         104         3        107
Preferred stock                 12           24 (a)       36       (12)(j)     42
 dividends..............                                            18 (k)
                            ------      -------       ------      ----     ------
 Earnings from
  continuing operations
  available to common
  stock.................    $  477      $  (409)      $   68      $ (3)    $   65
                            ======      =======       ======      ====     ======
EBITDA(/1/).............    $1,523                                         $  459
                            ======                                         ======
Ratio of earnings to
 fixed charges(m).......       2.4                                            1.3
                            ======                                         ======
Ratio of earnings to
 fixed charges and pre-
 ferred stock
 dividends(m)...........       2.4                                            1.1
                            ======                                         ======

--------
* The provision for income taxes for the Company reflects the realization of unrecognized deferred tax assets; therefore, the overall actual effective tax rate is significantly lower than the assumed effective tax rate of 39%. If the assumed effective tax rate had been used, the pro forma provision for income taxes (benefit) would have increased by $67 million and the pro forma amount for earnings from continuing operations available to common stock would have been $(2) million.

 See accompanying Notes to Unaudited Pro Forma Consolidated Income Statements.

          NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

RESTRUCTURING, REALIGNMENT, NPS ISSUANCE AND DISTRIBUTIONS:

(a) To reflect dividends in the Consolidated Pro Forma Income Statement on the Junior Preferred Stock to be issued in the NPS Issuance at an assumed dividend yield of 8 1/2%.

(b) To reflect the effect on interest expense of the restructuring and realignment of the Company debt pursuant to the Debt Realignment, the Distributions and the applicable provisions of the Merger Agreement, and the related effect on the provision for income taxes (benefit) at an assumed effective tax rate of 39%. The "The Company as Adjusted" debt consists primarily of borrowings under the Tenneco Credit Facility (assuming 100% acceptance of the Debt Tender Offers and Debt Exchange Offers) at an estimated annual interest rate of 8%.

(c) To reflect the effects on the Company's results from operations of the Distributions.

MERGER AND REFINANCING TRANSACTIONS:

(d) To reflect depreciation expense related to the increase in fair value of property, plant and equipment, depreciated over a 40-year period which approximates the FERC approved depreciation rate for the regulated property, plant and equipment of the Company prospectively.

(e) To reflect the assumed pro forma postretirement benefit cost for the Company's employees.

(f) To reflect an interest expense reduction relating to debt repaid with proceeds from the $200 million of Subordinated Junior Preferred Stock issued to El Paso and proceeds from the monetization of $500 million of assets or from project financings at book value.

(g) To remove the historical operating results of Tenneco Energy's exploration and production business which is assumed to be disposed at book value.

(h) To reflect the interest expense reduction relating to the replacement of the remaining balance under the Tenneco Credit Facility with short-term and long-term financing at interest rates of 6% and 8%, respectively. A 1/8% change in interest rates would have the impact of increasing pro forma interest expense by approximately $1 million and $2 million for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively.

(i) To reflect the income tax expense (benefit) effects of pro forma adjustments at an assumed effective tax rate of 39%.

(j) To reflect the elimination of dividends on the Company's $7.40 Cumulative Preferred Stock and $4.50 Cumulative Preferred Stock that will be converted into El Paso Common Stock as part of the Merger.

(k) To reflect dividends in the Consolidated Pro Forma Income Statement on the Subordinated Junior Preferred Stock issued to El Paso with an assumed dividend yield of 9%.

(l) EBITDA represents income from continuing operations before interest expense, income taxes and depreciation, depletion and amortization. EBITDA is not a calculation based upon GAAP; however, the amounts included in the EBITDA calculation are derived from amounts included in the combined historical or pro forma Statements of Income. In addition, EBITDA should not be considered as an alternative to net income, operating income, as an indicator of the operating performance of the Company, or as an alternative to operating cash flows as a measure of liquidity.

(m) For purposes of computing this ratio, earnings generally consist of income from continuing operations before income taxes and fixed charges (excluding capitalized interest). Fixed charges consist of interest expense, preferred stock dividend requirements of subsidiaries, the portion of rental expense considered representative of the interest factor and capitalized interest. For purposes of computing these ratios, preferred stock dividends have been included in the calculations on a pre-tax basis.

                  TENNECO INC. AND CONSOLIDATED SUBSIDIARIES

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following consolidated selected financial data as of and for each of the fiscal years in the five-year period ended December 31, 1995 were derived from audited financial statements of Tenneco and its consolidated subsidiaries. The financial statements as of and for each of the fiscal years in the five-year period ended December 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants. The consolidated selected financial data as of and for each of the six-month periods ended June 30, 1996 and 1995 were derived from the unaudited condensed financial statements of Tenneco and its consolidated subsidiaries. In the opinion of Tenneco's management, the selected financial data of Tenneco as of and for the six months ended June 30, 1996 and 1995 include all adjusting entries (consisting of only normal recurring adjustments) necessary to present fairly the information set forth herein. The results of operations for the six-months ended June 30, 1996 should not be regarded as indicative of the results that may be expected for the full year. This information should be read in conjunction with Tenneco's financial statements, and the notes thereto, contained in the Tenneco Annual Report on Form 10-K, as amended, for the year ended December 31, 1995 and the Tenneco Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996, which are incorporated by reference herein.

                               SIX MONTHS
                             ENDED JUNE 30,                         YEARS ENDED DECEMBER 31,
                         ------------------------  ------------------------------------------------------------------------
(MILLIONS EXCEPT PER       1996(A)      1995(A)      1995(A)      1994(A)         1993(A)          1992            1991
 SHARE AMOUNT)           -----------  -----------  -----------  -----------     -----------     -----------     -----------
STATEMENTS OF INCOME
 (LOSS) DATA(B):
 Net sales and operating
  revenues from
  continuing
  operations--
  Automotive............ $     1,463  $     1,263  $     2,479  $     1,989     $     1,785     $     1,763     $     1,668
  Energy................       1,366          937        1,916        2,378           2,862           2,183           2,183
  Packaging.............       1,775        1,318        2,752        2,184           2,042           2,078           1,934
  Shipbuilding..........         915          845        1,756        1,753           1,861           2,265           2,216
  Other.................          (2)          (2)          (4)          (6)             (5)             31              26
                         -----------  -----------  -----------  -----------     -----------     -----------     -----------
   Total................ $     5,517  $     4,361  $     8,899  $     8,298     $     8,545     $     8,320     $     8,027
                         ===========  ===========  ===========  ===========     ===========     ===========     ===========
 Income from continuing
  operations before
  interest expense,
  income taxes and
  minority interest--
  Automotive............ $       163  $       134  $       240  $       223     $       222     $       237     $       188
  Energy................         185          148          333          415             411             360             561 (c)
  Packaging.............         256          244          430          209             139             221             139 (c)
  Shipbuilding..........          81           90          160          200             225             249             225
  Other.................          (4)         (11)         (67)         (25)             18             (32)            (98)
                         -----------  -----------  -----------  -----------     -----------     -----------     -----------
   Total................         681          605        1,096        1,022           1,015           1,035           1,015
 Interest expense (net
  of interest
  capitalized)..........         179          152          306          263             254             221             237
 Income tax expense.....         175          185          279          249             298             282             258
 Minority interest......          10           11           22            7             --              --              --
                         -----------  -----------  -----------  -----------     -----------     -----------     -----------
 Income from continuing
  operations............         317          257          489          503             463             532             520
 Income (loss) from
  discontinued
  operations, net of
  income tax(d).........         339           81          246          (51)(e)         (12)(e)      (1,144)(e)      (1,252)(e)
 Extraordinary loss, net
  of income tax.........         --           --           --            (5)            (25)            (12)            --
 Cumulative effect of
  changes in accounting
  principles, net of             --           --           --           (39)(f)         --             (699)(f)         --
  income tax............ -----------  -----------  -----------  -----------     -----------     -----------     -----------
 Net income (loss)......         656          338          735          408             426          (1,323)           (732)
 Preferred stock                   5            6           12           12              14              16              16
  dividends............. -----------  -----------  -----------  -----------     -----------     -----------     -----------
 Net income (loss) to    $       651  $       332  $       723  $       396     $       412     $    (1,339)    $      (748)
  common stock.......... ===========  ===========  ===========  ===========     ===========     ===========     ===========
 Average number of
  shares of common stock
  outstanding........... 170,351,740  175,829,883  173,995,941  180,084,909     168,772,852     144,110,151     122,777,910
 Earnings (loss) per
  average share of
  common stock--
  Continuing
   operations........... $      1.83  $      1.43  $      2.75  $      2.72     $      2.66     $      3.58     $      4.10
  Discontinued
   operations...........        1.99          .46         1.41         (.27)           (.07)          (7.93)         (10.19)
  Extraordinary loss....         --           --           --          (.03)           (.15)           (.08)            --
  Cumulative effect of
   changes in
   accounting                    --           --           --          (.22)            --            (4.86)            --
   principles........... -----------  -----------  -----------  -----------     -----------     -----------     -----------
  Net earnings (loss)... $      3.82  $      1.89  $      4.16  $      2.20 (g) $      2.44 (g) $     (9.29)(g) $     (6.09)
                         ===========  ===========  ===========  ===========     ===========     ===========     ===========
 Cash dividends paid per
  common share.......... $       .90  $       .80  $      1.60  $      1.60     $      1.60     $      1.60     $      2.80

                                                 (Table continued on next page)

(Continued from previous page)

                             SIX MONTHS
                           ENDED JUNE 30,                  YEARS ENDED DECEMBER 31,
                         --------------------  -----------------------------------------------------
                          1996(A)    1995(A)    1995(A)    1994(A)    1993(A)     1992       1991
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
(DOLLARS IN MILLIONS)
BALANCE SHEET DATA(B):
 Total assets........... $  13,262  $  12,090  $  13,451  $  12,251  $  11,105  $  11,320  $  12,985
 Short-term debt........     1,146        635        908        536        431        669      1,132
 Long-term debt.........     3,374      3,309      3,751      3,568      3,620      4,718      4,593
 Minority interest......       320        315        320        320        150        160        171
 Preferred stock with
  mandatory redemption
  provisions............       112        129        130        147        163        191        194
 Shareowners' equity....     3,569      2,911      3,148      2,900      2,601      1,330      2,774
STATEMENT OF CASH FLOWS
 DATA(B):
 Net cash provided
  (used) by operating
  activities............ $    (215) $     255  $   1,443  $     450  $   1,615  $     929  $     950
 Net cash provided
  (used) by investing
  activities............       505        183     (1,146)      (117)      (338)       105       (660)
 Net cash provided
  (used) by financing
  activities............      (413)      (741)      (356)      (151)    (1,166)    (1,136)      (205)
 Capital expenditures
  for continuing
  operations............       464        322        976        653        424        447        564
OTHER DATA:
 EBITDA(h).............. $     956  $     804  $   1,523  $   1,321  $   1,385  $   1,391  $   1,350
 Ratio of earnings to
  fixed charges(i)......       2.8        2.6        2.4        2.7        2.9        3.4        3.0
 Ratio of earnings to
  fixed charges and
  preferred stock
  dividends(i)..........       2.7        2.5        2.4        2.3        2.3        2.7        2.9

-------
(a) For a discussion of significant items affecting comparability of the financial information for 1995, 1994 and 1993, and for the six months ended June 30, 1996 and 1995, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Tenneco Inc. and Consolidated Subsidiaries included in the Tenneco Annual Report on Form 10-K, as amended, for the year ended December 31, 1995 and the Tenneco Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, which are incorporated by reference herein.
(b) During 1995 and 1994, Tenneco completed several acquisitions at its various operating segments, the most significant of which was Tenneco Packaging's acquisition of the Mobil Plastics Division of Mobil Oil Corporation for $1.3 billion by Tenneco Packaging in late 1995. See Note 2 to the Financial Statements of Tenneco Inc. and Consolidated Subsidiaries included in the Tenneco Annual Report on Form 10-K, as amended, for the year ended December 31, 1995, which is incorporated by reference herein, for further information on the Tenneco acquisitions.
(c) For Tenneco Energy, includes a gain of $265 million related to the sale of its natural gas liquids business, including its interest in an MTBE plant then under construction. Also, Tenneco Packaging recorded a gain of $42 million related to the sale of three short-line railroads.
(d) Discontinued operations reflected in the above periods include Tenneco's farm and construction equipment operations, which were discontinued in March 1996, its chemicals and brakes operations, which were discontinued during 1994, and its minerals and pulp chemicals operations, which were discontinued in 1992. In addition, certain additional costs related to Tenneco's discontinued oil and gas operations were reflected in 1991 results.
(e) Includes restructuring charge of $920 million recorded in 1992 relating to the discontinued farm and construction equipment business. This restructuring charge was reduced by $20 million in 1993 and $16 million in 1994. Additionally, a $473 million restructuring charge was recorded in 1991, of which $461 million related to the discontinued farm and construction equipment business.
(f) In 1994, Tenneco adopted Statement of Financial Accounting Standards ("FAS") No. 112, "Employers' Accounting for Postemployment Benefits". In 1992, Tenneco adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FAS No. 109, "Accounting for Income Taxes."
(g) For purposes of computing earnings per share, Series A preferred stock was included in average common shares outstanding until its conversion into common stock in December 1994; therefore, the preferred dividends paid were not deducted from net income (loss) to determine net income (loss) to common stock. The inclusion of Series A preferred stock in the computation of earnings per share was antidilutive for the years and certain quarters in 1994, 1993 and 1992. Other convertible securities and common stock equivalents outstanding during each of the five years ended December 31, 1995, 1994, 1993, 1992 and 1991 were not materially dilutive.

(h) EBITDA represents income from continuing operations before interest expense, income taxes and depreciation, depletion and amortization. EBITDA is not a calculation based on generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the combined historical or pro forma Statements of Income. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of the operating performance of Tenneco or as an alternative to operating cash flows as a measure of liquidity.
(i) For purposes of computing this ratio, earnings generally consist of income from continuing operations before income taxes and fixed charges (excluding capitalized interest). Fixed charges consist of interest expense, preferred stock dividend requirements of subsidiaries, the portion of rental expense considered representative of the interest factor and capitalized interest. For purposes of computing these ratios, preferred stock dividends have been included in the calculations on a pre-tax basis.

                TENNECO ENERGY COMBINED SELECTED FINANCIAL DATA

  The combined selected financial data as of December 31, 1995 and 1994 and for the years ended December 31, 1995, 1994 and 1993 were derived from the audited Combined Financial Statements of Tenneco Energy. The combined selected financial data as of December 31, 1993, 1992 and 1991 and for the years ended December 31, 1992 and 1991 are unaudited and were derived from the accounting records of Tenneco. The combined selected financial data as of and for each of the six-month periods ended June 30, 1996 and 1995 were derived from the unaudited Combined Financial Statements of Tenneco Energy. In the opinion of Tenneco Energy's management, the combined selected financial data of Tenneco Energy as of December 31, 1993, 1992 and 1991 and for the years ended December 31, 1992 and 1991, and as of and for the six months ended June 30, 1996 and 1995 include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for the six months ended June 30, 1996 should not be regarded as indicative of the results that may be expected for the full year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Energy Business and Tenneco Energy's Combined Financial Statements, and notes thereto, included elsewhere in this Prospectus.

                           SIX MONTHS
                         ENDED JUNE 30,          YEARS ENDED DECEMBER 31,
                         ----------------  -----------------------------------------------
                         1996(A)  1995(A)  1995(A)  1994(A)  1993(A)      1992       1991
(MILLIONS)               -------  -------  -------  -------  -------     ------     ------
STATEMENTS OF INCOME
 DATA(B):
 Net sales and operating
  revenues.............. $1,370   $  939   $1,921   $2,381   $2,866      $2,221     $2,216
                         ======   ======   ======   ======   ======      ======     ======
 Income before interest
  expense and income
  taxes ................ $  188   $  140   $  268   $  367   $  419      $  337     $  475(c)
 Interest expense (net
  of interest
  capitalized)..........     63       61      122      142      127          94        121
 Income tax expense
  (benefit).............     22       32      (11)      72      104          63        103
                         ------   ------   ------   ------   ------      ------     ------
 Income before
  extraordinary loss and
  cumulative effect of
  changes in accounting
  principles, net of
  income tax............    103       47      157      153      188         180        251
 Extraordinary loss, net
  of income tax.........     --       --       --       --      (25)(d)      (9)(e)     --
 Cumulative effect of
  changes in accounting
  principles, net of in-
  come tax..............     --       --       --       --       --        (332)(f)     --
                         ------   ------   ------   ------   ------      ------     ------
 Net income (loss)...... $  103   $   47   $  157   $  153   $  163      $ (161)    $  251
                         ======   ======   ======   ======   ======      ======     ======
BALANCE SHEET DATA(B):
 Total assets........... $5,539   $5,799   $5,792   $5,730   $4,290      $4,054     $4,464
 Short-term debt(g).....    521      376      456      399      304         392        338
 Long-term debt(g)......  1,519    1,737    1,811    2,242    2,019       2,282      2,674
 Combined equity........  1,054      899      687      382     (652)     (1,503)    (1,120)
STATEMENT OF CASH FLOWS
 DATA(B):
 Net cash provided
  (used) by operating
  activities............ $ (185)  $  174   $  765   $ (278)  $  209      $  729     $   84
 Net cash provided
  (used) by investing
  activities............    117     (266)    (537)    (229)     (35)       (383)        61
 Net cash provided
  (used) by financing
  activities............    (81)      63      (27)     426      (49)       (393)      (190)
 Capital expenditures...    164      113      337      345      171         253        298

-------
(a) For a discussion of the significant items affecting comparability of the financial information for 1995, 1994 and 1993 and for the six months ended June 30, 1996 and 1995, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Energy Business included elsewhere in this Prospectus.
(b) During 1995, 1994 and 1993, Tenneco Energy completed several acquisitions and dispositions, the most significant of which was the acquisition of the natural gas pipeline assets of the Pipeline Authority of South Australia in 1995 and the disposition of its 50% interest in Kern River Gas Transmission Company in 1995. See Notes 4 and 5 to the Combined Financial Statements of Tenneco Energy, included elsewhere in this Prospectus, for further information on the Tenneco Energy acquisitions and dispositions.
(c) Includes a gain of $265 million related to the sale of Tenneco Energy's natural gas liquids business, including its interest in an MTBE plant then under construction.
(d) During 1993, Tenneco Energy recorded an extraordinary loss as a result of the prepayment of long-term debt. See Note 5 to the Combined Financial Statements of Tenneco Energy, included elsewhere in this Prospectus, for further information on the Tenneco Energy extraordinary loss.
(e) During 1992, Tenneco Energy recorded an extraordinary loss as a result of the defeasance of $310 million of its high interest bearing long-term debt.
(f) In 1992, Tenneco Energy adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FAS No. 109, "Accounting for Income Taxes."
(g) Amounts are net of allocations from Tenneco to New Tenneco and Newport News. The allocation is based on the portion of Tenneco's investment in New Tenneco and Newport News which is deemed to be debt, generally based on the ratio of New Tenneco's and Newport News' net assets to Tenneco consolidated net assets plus debt. Tenneco's historical practice has been to incur indebtedness for its consolidated group at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Management believes that the historical allocation of corporate debt and interest expense is reasonable; however, if it is not necessarily indicative of Tenneco Energy's debt upon completion of the Debt Realignment. See Note 6 to the Combined Financial Statements of Tenneco Energy, included elsewhere in this Prospectus.

                              THE ENERGY BUSINESS

GENERAL

  The Energy Business consists principally of the interstate transportation of natural gas, as well as certain other related business operations not generally subject to regulation by FERC, such as gas marketing, intrastate pipeline operations, international pipelines and power generation, domestic power generation operations and oil and gas ventures. The Energy Business also includes the assets and the liabilities of Tenneco and its subsidiaries that do not relate to the Industrial Business or the Shipbuilding Business, including those business operations that have been discontinued or sold. See "--Discontinued and Other Operations."

INTERSTATE PIPELINE OPERATIONS

  The interstate pipeline operations of the Energy Business include the pipeline systems of wholly owned subsidiaries TGP, Midwestern and East Tennessee, as well as certain joint ventures, which are primarily engaged in the transportation and storage of natural gas for producers, marketers, end-users and other gas transmission and distribution companies. TGP's multiple-line system begins in gas-producing regions of Texas and Louisiana, including the continental shelf of the Gulf of Mexico, and extends into the northeastern section of the United States, including the New York City and Boston metropolitan areas. Midwestern's pipeline system extends from Portland, Tennessee, to Chicago, and principally serves the Chicago metropolitan area. East Tennessee's pipeline system serves the states of Tennessee, Virginia and Georgia. Revenues from the interstate gas sales and transportation operations of the Energy Business accounted for approximately 45%, 39% and 40% of total revenues of the Energy Business for 1993, 1994 and 1995, respectively.

  The interstate gas transmission systems of the Energy Business include approximately 16,300 miles of pipeline, gathering lines and sales laterals (with 14,800 miles operated by TGP, 400 miles operated by Midwestern and 1,100 miles operated by East Tennessee), together with related facilities that include 90 compressor stations with an aggregate of approximately 1.5 million horsepower. The Energy Business also has interests in or contractual rights to six underground and above-ground gas storage facilities to permit increased deliveries of gas during peak demand periods. The total design delivery capacity of the Energy Business' interstate systems as of December 31, 1995 was approximately 4,800 million cubic feet ("MMCF") of gas per day, and approximately 5,600 MMCF on peak demand days, which includes gas withdrawn from storage.

 Gas Sales and Transportation

  The following table sets forth the volumes of gas, stated in billions of British thermal units ("BBtu"), sold and transported by the interstate pipeline systems of the Energy Business for the periods shown.

                                                     1995      1994      1993
                                                   --------- --------- ---------
      Sales*......................................    95,397   131,097   213,210
      Transportation*............................. 2,139,169 2,183,944 2,118,936
                                                   --------- --------- ---------
        Total..................................... 2,234,566 2,315,041 2,332,146
                                                   ========= ========= =========

--------

* Sales and transportation volumes include all natural gas sold or transported by the Energy Business' interstate pipeline systems (including the proportionate share of transportation volumes of the joint ventures in which the Energy Business had interests) and have not been adjusted to reflect the sale of (i) 50% interest in Kern River Gas Transmission Company ("Kern River") in December 1995, (ii) 13.2% general partnership interest in Iroquois Gas Transmission System, L.P. ("Iroquois") in June 1996, and
  (iii) 100% interest in Viking Gas Transmission Company ("Viking") in 1993. Kern River owns a 904-mile pipeline system extending from Wyoming to California, Iroquois owns a 370-mile pipeline extending from the Canadian border at Waddington, New York to Long Island, New York and Viking owns a 549-mile pipeline extending from the Canadian border near Emerson, Manitoba to Marshfield, Wisconsin. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Energy Business." Of the total transportation volumes shown, Kern River transported approximately 135,827 BBtu, 129,964 BBtu and 127,624 BBtu during 1995, 1994 and 1993, respectively, Iroquois transported approximately 45,272 BBtu, 32,489 BBtu and 32,721 BBtu during 1995, 1994 and 1993, respectively, and Viking transported approximately 58,579 BBtu during 1993.

  Customers of the interstate pipeline operations of the Energy Business include natural gas producers, marketers and end-users, as well as other gas transmission and distribution companies. Substantially all of the revenues of these operations are generated under long-term gas transmission contracts entered into between the Energy Business and its customers. Contracts representing approximately 70% of the firm transportation capacity of the interstate pipeline operations of the Energy Business will be expiring over the next five years, principally in the year 2000. Although the Energy Business presently intends to pursue the renegotiation, extension and/or replacement of these contracts, there can be no assurance as to whether the Energy Business will be able to obtain extended or replacement contracts.

 Federal Regulation

  The interstate natural gas pipeline companies included in the Energy Business are "natural gas companies" as defined in the Natural Gas Act of 1938, as amended (the "Natural Gas Act"). As such, these companies are subject to the jurisdiction of the FERC. The interstate pipeline operations of the Energy Business are operated pursuant to certificates of public convenience and necessity issued under the Natural Gas Act and pursuant to the Natural Gas Policy Act of 1978. The FERC regulates the interstate transportation and certain sales of natural gas, including, among other things, rates and charges allowed natural gas companies, extensions and abandonments of facilities and service, rates of depreciation and amortization and the accounting system utilized by the companies.

  Prior to the FERC's industry restructuring initiatives in the 1980's, the interstate pipeline companies included in the Energy Business operated primarily as merchants, purchasing natural gas under long-term contracts and reselling the gas to customers, also under long-term contracts. On April 8, 1992, the FERC issued Order 636 which restructured the natural gas industry by requiring mandatory unbundling of pipeline sales and transportation services. Numerous parties appealed to the U.S. Court of Appeals for the D.C. Circuit the legality of Order 636 generally, as well as the legality of specific provisions of Order 636. On July 16, 1996, the U.S. Court of Appeals for the D.C. Circuit issued its decision upholding, in large part, Order 636. The court remanded to the FERC several issues for further explanation, including further explanation of the FERC's decision to allow pipelines to recover 100% of their GSR costs.

  TGP implemented revisions to its tariff, effective on September 1, 1993, which restructured its transportation, storage and sales services to convert TGP from primarily a merchant to primarily a transporter of gas as required by Order 636. As a result of this restructuring, TGP's gas sales declined while certain obligations to producers under long-term gas supply contracts continued, causing TGP to incur significant restructuring transition costs. Pursuant to the provisions of Order 636 allowing for the recovery of transition costs related to the restructuring, TGP has made filings to recover GSR costs resulting from remaining gas purchase obligations, costs related to its Bastian Bay facilities, the remaining unrecovered balance of purchased gas ("PGA") costs and the "stranded" cost of TGP's continuing contractual obligation to pay for capacity on other pipeline systems ("TBO costs").

  TGP's filings to recover costs related to its Bastian Bay facilities have been rejected by the FERC based on the continued use of the gas production from the field; however, the FERC recognized the ability of TGP to file for the recovery of losses upon disposition of these assets. TGP has filed for appellate review of the FERC actions and believes that certain Bastian Bay costs will ultimately be recovered as transition costs under Order 636; the FERC has not contested the ultimate recoverability of these costs.

  The filings implementing TGP's recovery mechanisms for the following transition costs were accepted by the FERC effective September 1, 1993; recovery was made subject to refund pending FERC review and approval for eligibility and prudence: (i) direct-billing of unrecovered PGA costs to its former sales customers over a twelve-month period; (ii) recovery of TBO costs, which TGP is obligated to pay under existing contracts, through a surcharge from firm transportation customers, adjusted annually; and (iii) GSR cost recovery of 90% of such costs over a period of up to 36 months from firm transportation customers and recovery of 10% of such costs from interruptible transportation customers over a period of up to 60 months.

  Following negotiations with its customers, TGP filed in July 1994 with the FERC a Stipulation and Agreement (the "PGA Stipulation"), which provides for the recovery of approximately $100 million and the recovery of PGA costs associated with the transfer of storage gas inventory to new storage customers in TGP's restructuring proceeding. The PGA Stipulation eliminates all challenges to the PGA costs, but establishes a cap on the charges that may be imposed upon former sales customers. On November 15, 1994, the FERC issued an order approving the PGA Stipulation and resolving all outstanding issues. On April 5, 1995, the FERC issued its order on rehearing affirming its initial approval of the PGA Stipulation. TGP implemented the terms of the PGA Stipulation and made refunds in May 1995. The refunds had no material effect on the net income reported by the Energy Business. The orders approving the PGA Stipulation have been appealed to the D.C. Circuit Court of Appeals by certain customers. TGP believes the FERC orders approving the PGA Stipulation will be upheld on appeal.

  TGP is recovering through a surcharge, subject to refund, TBO costs formerly incurred to perform its sales function. The FERC subsequently issued an order requiring TGP to refund certain costs from this surcharge and refunds were made in May 1996. TGP is appealing this decision and believes such appeal will likely be successful.

  With regard to TGP's GSR costs, TGP, along with three other pipelines, executed four separate settlement agreements with Dakota Gasification Company and the U.S. Department of Energy and initiated four separate proceedings at the FERC seeking approval to implement the settlement agreements. The settlement resolved litigation concerning purchases made by TGP of synthetic gas produced from Great Plains. The FERC previously ruled that the costs related to the Great Plains project are eligible for recovery through GSR and other special recovery mechanisms and that the costs are eligible for recovery for the duration of the term of the original gas purchase agreements. On October 18, 1994, the FERC consolidated the four proceedings and set them for hearing before an ALJ. The hearing, which concluded in July 1995, was limited to the issue of whether the settlement agreements are prudent. The ALJ concluded, in his initial decision issued in December 1995, that the settlement was imprudent. TGP has filed exceptions to this initial decision. Tenneco believes this decision will not impair TGP's recovery of the costs resulting from this contract. On July 17, 1996, the FERC ordered oral arguments to be heard in September 1996. Oral arguments were held before the full FERC on September 25, 1996. A decision by the FERC is expected by the end of 1996.

  Also related to TGP's GSR costs, on October 14, 1993, TGP was sued in the State District Court of Ector County, Texas, by ICA Energy, Inc. ("ICA") and TransTexas Gas Corporation ("TransTexas"). In that suit, ICA and TransTexas contended that TGP had an obligation to purchase gas production which TransTexas thereafter amended to add unilaterally to the reserves originally dedicated to a 1979 gas contract. An amendment to the pleading sought $1.5 billion from TGP for alleged damages caused by TGP's refusal to purchase gas produced from the TransTexas leases covering the new production and lands. In June 1996, TGP reached a settlement with ICA and TransTexas for $125 million wherein ICA and TransTexas agreed to terminate their contract rights, released TGP from liability under the contract, and indemnified TGP against future claims, including royalty owner claims. In connection with that litigation, certain royalty interest owners filed a claim in July 1996 against TGP in Webb County, Texas, alleging that they are sellers entitled to tender gas to TGP under the settled contract. This claim falls under the indemnification provisions of TGP's settlement with ICA and TransTexas, which requires ICA and TransTexas to defend and indemnify TGP on this claim.

  TGP has been engaged in other settlement and contract reformation discussions with other holders of certain gas purchase contracts who have sued TGP. On August 1, 1995, the Texas Supreme Court affirmed a ruling of the Court of Appeals favorable to TGP in one of these matters and indicated that it would remand the case to the trial court. On April 18, 1996, however, the Texas Supreme Court withdrew its initial opinion and issued an opinion reversing the Court of Appeals opinion on the matter which was favorable to TGP. In June 1996, TGP filed a motion for rehearing with the Texas Supreme Court which was denied in August 1996. The Texas Supreme Court's April 1996 ruling explicitly preserves TGP's defenses based on bad faith conduct of the producers. Nothing in the Texas Supreme Court's decision affects TGP's ability to seek recovery of its above-market costs of purchasing gas under the contract from its customers as GSR costs in proceedings currently pending before the FERC. In addition, TGP has initiated two lawsuits against the holders of this gas purchase contract, seeking damages related to their conduct in connection with that contract. TGP has accrued amounts which it believes are appropriate to cover the resolution of the litigation associated with its contract reformation efforts.

  As of June 30, 1996, TGP has deferred GSR costs yet to be recovered from its customers of approximately $551 million, net of $380 million previously recovered from its customers, subject to refund. The GSR Proceeding is underway at the FERC with respect to the recovery of TGP's GSR costs. Testimony has been completed in connection with Phase I of that proceeding relating to the eligibility of GSR cost recovery; oral argument on eligibility issues was originally set by a FERC ALJ for late October 1996. The Chief Judge of the FERC has since issued orders (i) cancelling the October oral arguments,
(ii) convening settlement discussions which commenced on October 9, 1996, and
(iii) postponing scheduling an oral argument on eligibility issues.

  Phase II of the proceeding on the prudency of the costs to be recovered and on certain contract specific eligibility issues has not yet been scheduled, but will likely occur sometime after the ALJ's decision in Phase I is issued. The FERC has generally encouraged pipelines to settle such issues through negotiations with customers. Although the Order 636 transition cost recovery mechanism provides for complete recovery by pipelines of eligible and prudently incurred transition costs, certain customers have challenged the prudence and eligibility of TGP's GSR costs and TGP has engaged in settlement discussions with its customers concerning the amount of such costs in response to the FERC statements acknowledging the desirability of such settlements. See "Risk Factors--Rates and Regulation."

  Given the uncertainty over the results of ongoing discussions between TGP and its customers related to the recovery of GSR costs and the uncertainty related to predicting the outcome of its gas purchase contract reformation efforts and the associated litigation, Tenneco is unable to predict the timing or the ultimate impact that the resolution of these issues will have on the combined financial position or results of operations of the Energy Business.

  On December 30, 1994, TGP filed for a general rate increase (the "1995 Rate Case"). On January 25, 1995, the FERC accepted the filing, suspended its effectiveness for the maximum period of five months pursuant to normal regulatory process, and set the matter for hearing. On July 1, 1995, TGP began collecting rates, subject to refund, reflecting an $87 million increase in TGP's annual revenue requirement. A Stipulation and Agreement was filed with an ALJ in this proceeding on April 5, 1996. This Stipulation, which is currently pending before the FERC, proposed to resolve the rates subject to the 1995 Rate Case, including structural rate design and increased revenue requirements, and TGP is reserving revenues it believes adequate to cover the income impact from any refunds that may be required upon final settlement of this proceeding. While Tenneco believes that the Stipulation for the settlement of the 1995 Rate Case is likely to be approved substantially in its current form, there can be no assurance that there will not be changes which are adverse to the Energy Business.

  For a discussion of recent FERC proceedings relating to the recovery by the Tenneco Energy of certain environmental costs as a component of the rates charged by its interstate pipeline operations see "--Environmental Matters."

  TGP, as with all interstate pipelines, is subject to FERC audit review of its books and records. TGP currently has an open audit covering the years 1991-1994. The FERC audit staff is expected to issue an audit report by year end.

 Competition

  The regulated natural gas pipeline industry is experiencing increasing competition, which results from actions taken by the FERC to strengthen market forces throughout the industry. In a number of key markets, the interstate pipelines of the Energy Business face competitive pressure from other major pipeline systems, enabling local distribution companies and end-users to choose a supplier or switch suppliers based on the short term price of gas and the cost of transportation. Competition between pipelines is particularly intense in Midwestern's Chicago and Northern Indiana markets, in East Tennessee's Roanoke, Chattanooga and Atlanta markets, and in TGP's supply area, Louisiana and Texas. In some instances, the pipelines of the Energy Business have been required to discount their transportation rates in order to maintain their market share. As noted above, transportation contracts representing approximately 70% of firm transportation capacity will be expiring over the next five years, principally in the year 2000. The renegotiation of these contracts may be impacted by these competitive factors.

 Gas Supply

  With full implementation of Order 636, TGP's firm sales obligations requiring maintenance of long-term gas purchase contracts have declined from over a 1.4 billion dekatherm maximum daily delivery obligation to less than a 200 million dekatherm maximum daily delivery obligation. TGP has substantially reduced its natural gas purchase portfolio in line with these requirements through termination and assignment to third parties. Although TGP's requirements for purchased gas are substantially less than prior to its implementation of Order 636, the Energy Business is pursuing the attachment of gas supplies to TGP's pipeline system for transportation by others. Current gas supply activities include development of offshore and onshore pipeline gathering projects and utilization of production financing programs to spur exploration and development drilling in areas adjacent to TGP's system. Major gathering systems in the Gulf of Mexico were completed during the fourth quarter of 1994.

GAS MARKETING, INTRASTATE PIPELINES AND RELATED SERVICES

  Tenneco Energy Resources Corporation("Tenneco Resources"), a wholly owned subsidiary of Tenneco, and its subsidiaries are engaged primarily in the businesses of marketing natural gas and owning and operating approximately 1,300 miles of pipelines that serve the Texas Gulf Coast and West Texas markets.

  Tenneco Resources' interstate marketing operations buy, sell and contract for the transportation of up to 1.5 billion cubic feet of natural gas per day from approximately 200 suppliers, through 40 pipelines to about 400 customers, marketers and end-users. Tenneco Resources offers a portfolio of products and services which are intended to help distributors, end-users and producers manage their entire gas sales and purchasing processes, from budget control and risk management to flexible takes and daily balances. Tenneco Resources also owns and manages gas gathering systems and natural gas processing plants in Pennsylvania, Texas and Louisiana. Additionally, Tenneco Resources owns and operates, either directly or through joint ventures, approximately 1,300 miles of intrastate pipelines in the Texas Gulf Coast and West Texas markets. In addition to offering transportation capacity, these intrastate pipeline operations manage buying, selling and transportation services for almost one billion cubic feet of natural gas per day, serving approximately 150 suppliers and 50 customers and shippers. The intrastate pipeline operations also provide swing storage services and access to major intrastate and interstate pipelines in Texas. Revenues from the operations of Tenneco Resources accounted for approximately 55%, 61% and 57% of the total revenue of the Energy Business for 1993, 1994 and 1995, respectively.

  The following table sets forth the volumes of gas, stated in BBtu, sold and transported by Tenneco Resources for the periods indicated:

                                                        1995     1994     1993
                                                       ------- --------- -------
      Sales........................................... 642,096   739,432 741,800
      Transportation.................................. 229,415   273,587 235,940
                                                       ------- --------- -------
        Total......................................... 871,511 1,013,019 977,740
                                                       ======= ========= =======

  In February 1994, the Energy Business sold a 20% interest in Tenneco Resources to Ruhrgas AG, Germany's largest natural gas company. As part of the sale, Tenneco agreed that neither it nor any of its affiliates would engage in gas marketing activities in North America and certain gas processing and gathering activities except through Tenneco Resources. The Energy Business repurchased this 20% interest in Tenneco Resources in September 1996 for $41 million.

INTERNATIONAL, POWER GENERATION AND VENTURES

  The Energy Business is presently engaged in various other energy-related businesses that are consistent with Tenneco Energy's overall goal of diversifying its operations into businesses that are not regulated by the FERC.

  International Operations. The Energy Business has recently undertaken various activities to extend TGP's traditional activities in North American pipelines to international pipeline, power, and energy-related projects, with a current focus on activities in Latin America, Southeast Asia, Australia and Europe.

  In 1995, the Energy Business was selected to construct, own and operate a 470-mile natural gas pipeline in Queensland, Australia at a total cost of $170 million. Construction of the pipeline commenced in late 1995 and completion is scheduled for December 1996. It is estimated that, as of June 30, 1996, completion of the Queensland pipeline would require an additional $56 million of capital expenditures. Additionally, in June 1995 Tenneco acquired the natural gas pipeline assets of the Pipeline Authority of South Australia ("PASA"), which includes a 488-mile pipeline, for $225 million. El Paso and Tenneco are currently working together to monetize certain of Tenneco's Australian assets as part of the Refinancing Transactions. See "--Operation of the Energy Business After the Merger" and "Unaudited Pro Forma Consolidated Financial Information." The Energy Business also has interests in a consortium pursuing the development of a natural gas pipeline from Bolivia to Brazil and related gas-fired electric generation plants. In December 1995, the Energy Business was selected by the Beijing Natural Gas Transportation Company ("BGTC") to serve as a paid technical advisor for the construction of China's first major onshore natural gas pipeline. BGTC, a joint venture between the Chinese National Petroleum Corporation and the city of Beijing, will build a 600-mile line linking the Jingbian gas field in central China's Eerdous Basin with Beijing. Construction commenced in March 1996, with an in-service date scheduled for October 1997.

  Power Generation Operations. The Energy Business' power unit is involved in developing, building, owning, operating and acquiring energy-related infrastructure domestically and internationally, by capitalizing on the experience of the Energy Business in major project development and gas technologies, transportation and supply. Areas targeted for development include Australia, Southeast Asia, central and eastern Europe and Latin America.

  Tenneco Power Generation Company ("Tenneco Power") has a 17.5% interest in a 240 megawatt power plant in Springfield, Massachusetts, and 50% interests in two additional cogeneration projects in Florida which have a combined capacity of 220 megawatts. El Paso and Tenneco are currently working together to monetize the Energy Business interests in one of these Florida cogeneration projects as part of the Refinancing Transactions. See "--Operation of the Energy Business After the Merger" and "Unaudited Pro Forma Consolidated Financial Information." In May 1996, Tenneco Power acquired from Energy Equity Corp., Ltd., an Australian company, a 50% interest in two of its subsidiaries which participate in a joint venture to construct a 135 megawatt gas-fired power plant in Indonesia.

  Tenneco Ventures. Tenneco Gas Production Corporation ("Tenneco Production") and Tenneco Ventures Corporation ("Tenneco Ventures"), subsidiaries of Tenneco, together with institutional investors and partners, invest in oil and gas properties and finance independent producers engaged in exploration and development projects. Tenneco Ventures and Tenneco Production hold various ownership interests in oil and gas fields located primarily in the Gulf of Mexico, Texas and Louisiana. Tenneco Ventures is also involved in Tenneco Energy's international projects through exploration and development of gas reserves in Indonesia, Poland and Bolivia. It is presently expected that, after consummation of the Merger, El Paso will sell Tenneco Ventures and Tenneco Production, the proceeds of which sale will be used to repay Tenneco debt. See "--Operation of the Energy Business After the Merger" and "Unaudited Pro Forma Consolidated Financial Information."

DISCONTINUED AND OTHER OPERATIONS

  In addition to the operating assets and liabilities of the Energy Business, upon consummation of the Merger and the other components of the Transaction, including the Distributions, Tenneco (which will then be a subsidiary of El
Paso) will continue to hold certain limited assets and be responsible for the liabilities of the existing and discontinued operations and businesses of Tenneco and its subsidiaries other than those relating to the Industrial Business or the Shipbuilding Business. These assets and liabilities consist primarily of Tenneco's remaining interests in various discontinued operations which were engaged in (i) natural gas pipeline transmission, gathering and processing, (ii) chemicals production, (iii) the manufacture of farm and construction equipment through Case Corporation ("Case") and related companies, (iv) the extraction of minerals and other natural resources, (v) oil and gas exploration, production and marketing through Tenneco Oil Company and other companies, (vi) agricultural and urban development, and (vii) insurance. Tenneco has established reserves which it believes are adequate to cover these liabilities related to the various discontinued operations of Tenneco for which it will remain liable following consummation of the Transaction. See Note 13 to the Combined Financial Statements of the Energy Business included elsewhere in this Prospectus and "--Environmental Matters."

EMPLOYEES

  As of June 30, 1996, the Energy Business had approximately 3,200 full-time employees.

PROPERTIES

  Tenneco believes that substantially all of the facilities and equipment of the Energy Business are, in general, well maintained and in good operating condition. They are considered adequate for present needs and as supplemented by planned construction are expected to remain adequate for the near future. Tenneco also believes that it has generally satisfactory title to the properties owned and used in the Energy Business, subject to liens for current taxes and easements, restrictions and other liens which do not materially detract from the value of such property or the interests therein or the use of such properties in its businesses.

OPERATION OF THE ENERGY BUSINESS AFTER THE MERGER

  General. El Paso is currently engaged in a comprehensive review of the business and operations of the Energy Business. Following the completion of such review and the Merger, El Paso has indicated that it plans to integrate, for the most part, the operations of the Energy Business with those of El Paso to increase operating and administrative efficiency through consolidation and reengineering of facilities, workforce reductions and coordination of purchasing, sales and marketing activities. El Paso has indicated that it anticipates that the complementary interstate and intrastate pipeline operations and gas marketing activities of El Paso and the Energy Business should provide the combined company with increased operating flexibility and access to additional customers and markets.

  Refinancing Transactions. El Paso has indicated that it intends to undertake the Refinancing Transactions in order to reduce the amount of Tenneco debt that would otherwise be outstanding after consummation of the Transaction. Accordingly, El Paso and Tenneco currently are working together to monetize certain assets of the

Energy Business through asset sales and non-recourse project financings which currently are expected to provide net proceeds to Tenneco of $500 million. El Paso has indicated that these proceeds will be used to repay outstanding borrowings under the Tenneco Credit Facility. Assets to be sold include Tenneco Ventures and Tenneco Production and a 50% interest in Tenneco's Australian pipeline operations. Project financings include one of Tenneco's U.S. cogeneration facilities and the Australian pipeline operations.

  Subject to market conditions, El Paso also currently intends to undertake a public offering of El Paso equity securities after the Merger for anticipated net proceeds of approximately $200 million. With the proceeds of this offering, El Paso will purchase from Tenneco approximately $200 million of Subordinated Junior Preferred Stock (that will be subordinate to the Junior Preferred Stock issued in the NPS Issuance). The proceeds to Tenneco from any offering of such Subordinated Junior Preferred Stock would be used to repay outstanding borrowings under the Tenneco Credit Facility.

  In addition, as market conditions may allow, El Paso may refinance Tenneco's post-Transaction debt through a sale of senior debt securities of Tenneco and/or TGP to the public. See "Risk Factors--Consummation of Refinancing Transactions."

ENVIRONMENTAL MATTERS

  Since 1988, TGP has been engaged in an internal project to identify and deal with the presence of polychlorinated biphenyls ("PCBs") and other substances of concern, including substances on the U.S. Environmental Protection Agency ("EPA") List of Hazardous Substances ("HS List") at compressor stations and other facilities operated by both its interstate and intrastate natural gas pipeline systems. While conducting this project, TGP has been in frequent contact with federal and state regulatory agencies, both through informal negotiation and formal entry of consent orders, in order to ensure that its efforts meet regulatory requirements.

  Tenneco has established a reserve for TGP's environmental expenses, which includes: (i) expected remediation expense and associated onsite, offsite and groundwater technical studies; (ii) legal fees; and (iii) settlement of third-party and governmental litigation, including civil penalties. Through June 30, 1996, Tenneco has charged approximately $156 million against the environmental reserve, excluding recoveries related to TGP's environmental settlement as discussed below. Of the remaining reserve, $24 million has been recorded on the combined balance sheet under "Payables-trade" and $132 million under "Deferred credits and other liabilities."

  Due to the current uncertainty regarding the further activity necessary for TGP to address the presence of the PCBs, the substances on the HS List and other substances of concern on its sites, including the requirements for additional site characterization, the actual amount of such substances at the sites, and the final, site-specific cleanup decisions to be made with respect to cleanup levels and remediation technologies, Tenneco cannot at this time accurately project what additional costs, if any, may arise from future characterization and remediation activities. While there are still many uncertainties relating to the ultimate costs which may be incurred, based upon TGP's evaluation and experience to date, Tenneco continues to believe that the recorded estimate for the reserve is adequate.

  Following negotiations with its customers, TGP in May 1995 filed with the FERC a separate Stipulation and Agreement (the "Environmental Stipulation") that establishes a mechanism for recovering a substantial portion of the environmental costs. In November 1995, the FERC issued an order approving the Environmental Stipulation. Although one shipper filed for rehearing, the FERC denied rehearing of its order on February 20, 1996. This shipper filed a Petition for Review on April 22, 1996 in the D.C. Circuit Court of Appeals; TGP believes the FERC order approving the Environmental Stipulation will be upheld on appeal. The effects of the Environmental Stipulation, which was effective as of July 1, 1995, have been recorded with no material effect on the combined financial position or results of operations of the Energy Business. As of June 30, 1996, the balance of the regulatory asset is $61 million.

  The Energy Business has completed settlements with and has received payments from the majority of its liability insurance policy carriers for remediation costs and related claims. Tenneco believes that the likelihood of recovery of a portion of these remediation costs and claims against the remaining carriers in its pending litigation is reasonably possible. In addition, TGP has settled its pending litigation against and received payment from the manufacturer of the PCB-containing lubricant. These recoveries have been considered in TGP's recording of its environmental settlement with its customers.

  TGP is a party in proceedings involving federal and state authorities regarding the past use by TGP of a lubricant containing PCBs in its starting air systems. TGP has executed a consent order with the EPA governing the remediation of certain of its compressor stations and is working with the Pennsylvania and New York environmental agencies to specify the remediation requirements at the Pennsylvania and New York stations. Remediation activities in Pennsylvania are essentially complete; in addition, pursuant to the Consent Order dated August 1, 1995, between Tenneco and the Pennsylvania Department of Environmental Protection, Tenneco funded an environmentally beneficial project for $450,000 in April 1996. Remediation and characterization work at the compressor stations under its consent order with the EPA and the jurisdiction of the New York Department of Environmental Conservation is ongoing. Tenneco believes that the ultimate resolution of these matters will not have a material adverse effect on the combined financial position or results of operations of the Energy Business.

  TGP sold its subsidiary which owns a 13.2% general partnership interest in Iroquois to ANR Iroquois Inc., a subsidiary of The Coastal Corporation. Iroquois owns an interstate gas pipeline from the Canadian border through the states of New York and Connecticut to Long Island. TGP is still under contract to provide gas dispatching as well as post-construction field operation and maintenance services for the operator of Iroquois, but TGP is not the operator and is not an affiliate of the operator of Iroquois' pipeline system. A global settlement was entered into during the second quarter of 1996 by Iroquois and the operator of Iroquois' pipeline system with the Federal and New York State authorities resolving all criminal, civil and administrative enforcement actions contemplated by such authorities as a result of their investigation of alleged environmental violations which occurred during the construction of the pipeline. Due to the sale of Tenneco's interest in Iroquois, Tenneco believes that any environmental matters relating to the construction and operation of the pipeline system by Iroquois will not have a material adverse effect on the combined financial position or results of operations of the Energy Business.

  Tenneco has identified other sites in its various operating divisions included within the Energy Business where environmental remediation expense may be required should there be a change in ownership, operations or applicable regulations. These possibilities cannot be predicted or quantified at this time and accordingly, no provision has been recorded. However, provisions have been made for all instances where it has been determined that the incurrence of any material remedial expense is reasonably possible. Tenneco believes that the provisions recorded for environmental exposures of the Energy Business are adequate based on current estimates.

  In Commonwealth of Kentucky, Natural Resources and Environmental Protection Cabinet v. Tennessee Gas Pipeline Company (Franklin County Circuit Court, Docket No. 88-C1-1531, November 16, 1988), the Kentucky environmental agency alleged that TGP discharged pollutants into the waters of the state without a permit and disposed of PCBs without a permit. The agency sought an injunction against future discharges, sought an order to remediate or remove PCBs, and sought a civil penalty. TGP has entered into agreed orders with the agency to resolve many of the issues raised in the original allegations, has received water discharge permits for its Kentucky stations from the agency, and continues to work to resolve the remaining issues. Counsel for Tenneco are unable to express an opinion as to the ultimate outcome. Tenneco believes that the resolution of this issue will not have a material adverse effect on the combined financial position or results of operations of the Energy Business.

  Certain of the entities included in the Energy Business have been designated, have received notice that they could be designated or have been asked for information to determine whether they could be designated as potentially responsible parties with respect to 26 "Superfund" sites (of which 24 are related to discontinued operations included within the Energy Business). The Energy Business has sought to resolve its liability with respect to these sites through indemnification by third parties and/or settlements which provide for payment of the Energy Business' allocable share of remediation costs. Tenneco has estimated the Energy Business' share of the remediation costs at these sites to be between $7 million and $41 million and has provided reserves that it believes are adequate for such costs. Because the cleanup costs are estimates and are subject to revision as more information becomes available about the extent of remediation required, Tenneco's estimate of the Energy Business' share of remediation costs could change. Moreover, liability under the federal Superfund statute (the Comprehensive Environmental Response, Compensation and Liability Act) is joint and several, meaning that the Energy Business could be required to pay in excess of its pro rata share of remediation costs. Tenneco's understanding of the financial strength of other potentially responsible parties has been considered, where appropriate, in its determination of the Energy Business' estimated liability as described herein. Tenneco presently believes that the costs associated with the current status of such Energy Business entities as potentially responsible parties at the Superfund sites referenced above will not have a material adverse effect on the combined financial position or results of operations of the Energy Business.

  In addition, the Energy Business includes liabilities to remediate a number of formerly owned or leased sites, and certain other sites associated with the discontinued operations included in the Energy Business, pursuant to state and federal laws enacted for the protection of the environment. Tenneco estimates that the Energy Business' share of the remediation costs at these sites to be between $23 million and $43 million and has provided reserves that it believes are adequate for such costs. Because the cleanup costs are estimates and are subject to revision as more information becomes available about the extent of remediation required, Tenneco's estimate of the Energy Business' share of remediation costs could change. Tenneco presently believes that the costs to remediate these sites will not have a material adverse effect on the combined financial position or results of operations of the Energy Business.

  For additional information concerning environmental matters, see the caption "Environmental Matters" under Note 15 in the notes to the Combined Financial Statements of the Energy Business included elsewhere in this Prospectus.

  For a discussion of various regulatory proceedings involving cost recovery and contract reformation in connection with the interstate pipeline operations of the Energy Business, see "--Interstate Pipeline Operations--Federal Regulation."

LEGAL PROCEEDINGS

  In addition to the proceedings described under "--Environmental Matters" and "--Interstate Pipeline Operations--Federal Regulation," Tenneco and its subsidiaries are parties to numerous other legal proceedings relating to the Energy Business and arising from their present and former operations. Tenneco believes that the outcome of these other proceedings, individually and in the aggregate, will have no material adverse effect on the combined financial condition or results of operations of the Energy Business.

TENNECO CREDIT FACILITY

  Tenneco intends to enter into a new credit facility in connection with the Transaction (the " Tenneco Credit Facility") under which it is expected that a syndicate of banks (the "Lenders") will commit to provide up to $3 billion of financing to Tenneco on an unsecured basis. It is expected Chase Securities Inc. will arrange the Tenneco Credit Facility and The Chase Manhattan Bank will act as agent for the Lenders. The Tenneco Credit Facility is expected to be a 364-day revolving credit facility, with a two-year term thereafter, the proceeds of which will be used to effect the Debt Realignment and for other general corporate purposes, and, upon consummation of the Merger, will be guaranteed by El Paso.

  Initial borrowings under the Tenneco Credit Facility are expected to occur on or shortly before the Merger Effective Time. See "--Unaudited Pro Forma Combined Financial Information" for a description of the application of the proceeds of such borrowings. The borrowings under the Tenneco Credit Facility will mature in late 1999.

  Borrowings under the Tenneco Credit Facility are expected to bear interest at a rate per annum equal to, at Tenneco's option, either

    (a) the highest of (i) the rate from time to time publicly announced by The Chase Manhattan Bank in New York City as its prime rate, (ii) the federal funds effective rate from time to time plus 1/2 of 1%, and (iii) the secondary market rate for certificates of deposit plus 1/2 of 1% (such higher rate, the "Alternate Base Rate"), plus in each case, the Applicable Margin (as defined), or

    (b) the average of the rates at which eurodollar deposits for one, two, three or six months or, subject to availability to each lender, nine or 12 months (as selected by Tenneco) are offered in the interbank eurodollar market in the approximate amount of the relevant loan (the "Eurodollar Rate"), plus the Applicable Margin.

It is expected that the "Applicable Margin" will mean initially for loans made
under the Alternate Base Rate,    %, and for loans made under the Eurodollar
Rate,    %; provided, that such margins will be adjustable up or down based on
El Paso's senior long-term debt rating or, if El Paso's debt is not rated, each rating agency will be assumed to have assigned its lowest rating.

  It is expected that the Tenneco Credit Facility will require that El Paso's ratio of total indebtedness to total indebtedness plus net worth not exceed 70%. Failure to satisfy the foregoing minimum requirement will be a default under the Tenneco Credit Facility that will enable the Lenders to refuse to loan funds to Tenneco and to accelerate the indebtedness thereunder.

  It's also expected that the Tenneco Credit Facility will impose prohibitions or limitations on liens (other than agreed permitted liens), subsidiary indebtedness and guarantee obligations, asset dispositions (with certain permitted exceptions) and dividends, among others.

  It is expected that the Tenneco Credit Facility will contain certain default provisions, including, among other things, (i) nonpayment of any amount due to the lenders under the Tenneco Credit Facility, (ii) material breach of representations and warranties, (iii) default in the performance of covenants,
(iv) bankruptcy or insolvency, (v) cross-default with respect to indebtedness for borrowed money and related guaranty obligations in excess of $100 million, and (vi) a judgment suffered by El Paso in excess of $50 million not covered by insurance and which judgment shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days.

MANAGEMENT AFTER THE TRANSACTION

  Pursuant to the Merger Agreement, the directors of El Paso Subsidiary as of the Merger Effective Time will become the initial directors of Tenneco upon consummation of the Merger. In addition, the executive officers of El Paso Subsidiary as of the Merger Effective Time will become the executive officers of Tenneco upon consummation of the Merger. El Paso has advised Tenneco that the following individuals will be the executive officers and directors of the El Paso Subsidiary as of the Merger Effective Time and will become the executive officers and directors of Tenneco upon consummation of the Merger:

              NAME                AGE                  POSITION
              ----                ---                  --------
William A. Wise..................  51 Chairman of the Board, President and Chief
                                       Executive Officer
H. Brent Austin..................  42 Senior Vice President, Chief Financial
                                       Officer and Director
Joel Richards III................  49 Senior Vice President and Director
Britton White, Jr................  53 Senior Vice President, General Counsel and
                                       Director
Thomas C. Livengood..............  41 Vice President and Treasurer and Director
Jeffrey I. Beason................  47 Vice President and Controller

EXECUTIVE OFFICERS AND DIRECTORS

  WILLIAM A. WISE--Upon consummation of the Merger, Mr. Wise will become the Chairman of the Board, President and Chief Executive Officer of Tenneco. Mr. Wise has been Chairman of the Board of El Paso since January 1994 and the President and Chief Executive Officer of El Paso since January 1990. He was President and Chief Operating Officer of El Paso from April 1989 to December 1989. From March 1987 until April 1989, Mr. Wise was an Executive Vice President of El Paso. From January 1984 to February 1987, he was a Senior Vice President of El Paso. He is a member of the Board of Directors of Battle Mountain Gold Company.

  H. BRENT AUSTIN--Upon consummation of the Merger, Mr. Austin will become the Senior Vice President, Chief Financial Officer and a Director of Tenneco. Mr. Austin has been Executive Vice President of El Paso since May 1995 and he has been Chief Financial Officer of El Paso since April 1992. He was Senior Vice President of El Paso from April 1992 to April 1995. He was Vice President, Planning and Treasurer of Burlington Resources, Inc. ("BR") from November 1990 to March 1992 and Assistant Vice President, Planning of BR from January 1989 to October 1990.

  JOEL RICHARDS III--Upon consummation of the Merger, Mr. Richards will become the Senior Vice President and a Director of Tenneco. Mr. Richards has been Senior Vice President of El Paso since January 1991 and he was Vice President from June 1990 to December 1990. He was Senior Vice President, Finance and Human Resources of Meridian Minerals Company, a wholly owned subsidiary of BR, from October 1988 to June 1990.

  BRITTON WHITE, JR.--Upon consummation of the Merger, Mr. White will become the Senior Vice President, General Counsel and a Director of Tenneco. Mr. White has been Senior Vice President and General Counsel of El Paso since March 1991 and from March 1991 to April 1992, he was also Corporate Secretary of El Paso. For more than five years prior to that time, Mr. White was a partner in the law firm of Holland & Hart.

  THOMAS C. LIVENGOOD--Upon consummation of the Merger, Mr. Livengood will become the Vice President and Treasurer, and a Director, of Tenneco. Mr. Livengood joined TGP in April 1989 and has served in several executive capacities. He is currently Vice President and Chief Financial Officer of TGP.

  JEFFREY I. BEASON--Upon consummation of the Merger, Mr. Beason will become the Vice President and Controller of Tenneco. Mr. Beason has been Vice President, Controller and Treasurer of El Paso since April 1996 and from September 1993 to April 1996 he was Senior Vice President of Administration for Mojave Pipeline Operating Company, a subsidiary of El Paso. For more than five years prior to September 1993, Mr. Beason was Director of Financial Reporting for El Paso.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                       OPERATIONS OF THE ENERGY BUSINESS

  The following review of the financial condition and results of operations of the Energy Business should be read in conjunction with the Combined Financial Statements of Tenneco Energy and the notes thereto included elsewhere in this Prospectus. Such review includes certain forward-looking statements, which should be read in conjunction with the factors identified in "Risk Factors" herein.

PROPOSED MERGER WITH EL PASO

  In the first quarter of 1996, Tenneco announced its intention to focus on its automotive parts and packaging businesses. This strategic action included the spin-off of Newport News to the holders of Tenneco Common Stock and the development of options to separate the Energy Business from the packaging and automotive parts divisions. On June 19, 1996, Tenneco announced that it had signed the Merger Agreement, pursuant to which El Paso Subsidiary will be merged with and into Tenneco, with Tenneco surviving the Merger as a subsidiary of El Paso. Prior to the Merger, Tenneco will spin off New Tenneco and Newport News to the holders of Tenneco Common Stock as separate public companies.

  The Merger represents a total value for Tenneco stockholders of approximately $4 billion which includes:

  . New shares of El Paso equity to be issued to Tenneco stockholders valued at approximately $750 million (subject to the effect of a collar on the market price of the El Paso Common Stock issuable in connection with the Merger).

  . Retention by Tenneco after the Distributions and the Merger of approximately $2.65 billion (subject to adjustment as more fully described herein under "Debt and Cash Realignment") of Tenneco Energy Consolidated Debt and the Junior Preferred Stock to be issued in the NPS Issuance.

  . Other payments and certain liability retentions by El Paso which El Paso has estimated at an aggregate of approximately $600 million. See "The Merger."

  Upon consummation of the Transaction, holders of Tenneco Common Stock will own equity securities of three separate, publicly held companies--New Tenneco, Newport News and El Paso (which will include Tenneco Energy as a subsidiary)-- and holders of $4.50 Cumulative Preferred Stock, without par value, of Tenneco (the "$4.50 Preferred Stock") and $7.40 Cumulative Preferred Stock, without par value, of Tenneco (the "$7.40 Preferred Stock") will hold El Paso Common Stock.

  The consummation of the Transaction is subject to certain conditions, including receipt of a favorable ruling from the IRS that the spin-offs of Newport News and New Tenneco will be tax-free for federal income tax purposes to Tenneco and its stockholders and approval of the Transaction by Tenneco stockholders at the Tenneco Special Meeting and of the Distributions and the Charter Amendment by the holders of the Junior Preferred Stock issued in the NPS Issuance (if issued prior to the Charter Amendment becoming effective). See "The Distributions--Conditions to Consummation of the Distributions" and "The Merger--Conditions Precedent."


RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995

  Net income for the 1996 first half of $103 million increased significantly compared with $47 million in the first half of 1995.

                                                                     SIX MONTHS
                                                                     ENDED JUNE
                                                                         30,
                                                                     -----------
                                                                      1996  1995
                                                                     ------ ----
                                                                     (MILLIONS)
      Revenues...................................................... $1,370 $939
      Operating income..............................................    188  140

NET SALES AND OPERATING REVENUES

  Revenues for the 1996 first half were $1.37 billion, an increase of 46 percent compared with $939 million for the prior year period.

  Revenues from the operations of the Energy Business which are subject to regulation by the FERC (generally referred to herein as its "regulated" operations) increased to $423 million, or 21 percent, primarily due to a new rate structure implemented in July 1995, which increased revenues by approximately $30 million, higher transportation volumes resulting in a $38 million increase, and non-recurring regulatory settlements of $8 million that had no operating income impact. Revenues from the energy-related operations of the Energy Business which are not generally subject to regulation by the FERC (generally referred to herein as its "nonregulated" operations) increased 61 percent to $943 million, primarily the result of higher gas prices resulting in a $226 million revenue increase, an increase in gas volumes, increasing revenues by $101 million, the acquisition of the assets of the Pipeline Authority of South Australia ("PASA") in June 1995 which contributed $18 million in revenues and new processing and gathering projects which increased revenues by $11 million. Revenues from other operations were $4 million compared with $2 million in the prior year-period.

INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES (OPERATING INCOME)

  Operating income from regulated operations in the U.S. rose $32 million to $166 million. The increase included $15 million for a favorable legal settlement in addition to a $4 million gain on the sale of TGP's interest in Iroquois. Higher transportation rates, which contributed a $30 million increase, more than compensated for the absence of earnings contributed by Kern River, which contributed $16 million in the prior year period. The Energy Business' 50 percent interest in Kern River was sold in late 1995.

  Nonregulated operating income increased to $19 million in the first half of 1996 from $14 million in the 1995 first half due to higher operating income from Tenneco Ventures' oil and gas production of $10 million and acquisition of PASA in June 1995 which contributed $10 million. Partially offsetting the nonregulated earnings increase was lower operating income of $3 million due to increased development costs on international programs and $5 million in unfavorable legal settlements.

  The other operations of the Energy Business reported operating income of $3 million during the first half of 1996 compared with an operating loss of $8 million in the 1995 first half. The increase is due to the recognition of a $32 million deferred gain on the sale of the Energy Business' investment in Cummins Engine Company stock offset by lower interest income from the rolloff of Case retail receivables.

INTEREST EXPENSE (NET OF INTEREST ALLOCATED TO AFFILIATES)

  Tenneco's historical practice has been to incur indebtedness for its consolidated group at the parent company level or at a limited number of subsidiaries, rather than at an operating company level and to centrally manage various cash functions. Consequently, the corporate debt of Tenneco and its related interest expense have been allocated to New Tenneco and Newport News based upon the portion of Tenneco's investment in New Tenneco and Newport News which is deemed to be debt, generally based upon the ratio of New Tenneco's and Newport News' net assets to Tenneco consolidated net assets plus debt. Interest expense was allocated at a rate equivalent to the weighted average cost of all corporate debt, which was 7.7 percent, 8.3 percent and 7.4 percent for 1995, 1994 and 1993, respectively. Total pre-tax interest expense allocated to New Tenneco and Newport News in 1995, 1994 and 1993 was $180 million, $120 million and $124 million, respectively. New Tenneco and Newport News have also been allocated tax benefits approximating 35 percent of the allocated pre-tax interest expense. Although interest expense and the related tax effects have been allocated to New Tenneco and Newport News for financial reporting on a historical basis, New Tenneco and Newport News have not been billed for these amounts. The changes in allocated corporate debt and the after-tax allocated interest expense have been included as a component of the combined equity of the Energy Business. Although management believes that the historical allocation of corporate debt and interest is reasonable, it is not necessarily indicative of what the debt and interest expense of the Energy Business will be upon completion of the Debt Realignment and the other components of the Transaction. For additional information, see "Debt and Cash Realignment."

  Interest expense increased from $61 million in the 1995 first half to $63 million in the 1996 first half. The increase was primarily attributable to higher levels of debt.

INCOME TAXES

  Income tax expense for the first half of 1996 was $22 million compared with $32 million for the 1995 first half. The effective tax rate for the first half of 1996 was 18 percent compared with 41 percent in the prior year first half.

CHANGES IN ACCOUNTING PRINCIPLES

  In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("FAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which establishes new accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The statement is effective for transactions occurring after December 31, 1996. The impact of the new standard has not been determined.

  The Energy Business adopted FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in the first quarter of 1996. FAS No. 121 establishes new accounting standards for measuring the impairment of long-lived assets. The adoption of the new standard did not have a material effect on the combined financial position or results of operations of the Energy Business.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

                                                           SIX MONTHS ENDED
                                                               JUNE 30,
                                                           ------------------
      CASH PROVIDED (USED) BY:                               1996      1995
      ------------------------                             --------  --------
                                                              (MILLIONS)
      Operating activities................................ $   (185) $    174
      Investing activities................................      117      (266)
      Financing activities................................      (81)       63

  Operating results, combined with proceeds from sales of assets and businesses, supplemented by net contributions from affiliates and borrowings, have provided funds for acquisitions and capital investments in existing businesses, to repurchase Tenneco Common Stock and to retire long-term debt.

Operating Activities

  Operating cash flow for the first six months of 1996 declined due to lower sales of customer receivables compared with the first half of 1995. This decrease was due primarily to trade receivables sold to Asset Securitization Cooperative Corporation ("ASCC"), which were $140 million lower in the first half of 1996 compared with the first half of 1995. Operating cash flow in the first half of 1996 also declined as a result of higher tax payments compared with the first half of 1995 due to the settlement of 1987 through 1989 federal tax liabilities and TGP's gas contract settlement with ICA and TransTexas for $125 million.

Investing Activities

  The sale of other businesses and assets, primarily the Energy Business' 50 percent interest in Kern River, generated an additional $278 million of cash during the first half of 1996. The acquisition of assets, primarily the acquisition of PASA, required $225 million of cash during the first half of 1995.

  The Energy Business invested $164 million in capital expenditures in its existing businesses during the first half of 1996. Capital expenditures were $113 million during the first half of 1995.

Financing Activities

  Cash used by financing activities was $81 million during the first six months of 1996, a $144 million decrease from the same period in 1995. Tenneco repurchased $122 million in common stock in the first half of 1996, down $328 million from the previous year. Tenneco had short-term debt outstanding at the end of June 1996 of $130 million more than 1995. Tenneco also retired $292 million of long-term debt in the first six months of 1996 compared to $180 million retired in 1995. Finally, Tenneco received $301 million in cash contributions from affiliates, down from $786 million received in the first six months of 1995. Cash contributions from affiliates vary based on cash generated by affiliates from operations net of cash required for operating and investing activities.

CAPITALIZATION

                                                           JUNE 30, DECEMBER 31,
                                                             1996       1995
                                                           -------- ------------
                                                                (MILLIONS)
      Short-term debt and current maturities..............  $  521     $  456
      Long-term debt......................................   1,519      1,811
      Minority interest...................................      18         19
      Preferred stock.....................................     112        130
      Combined equity.....................................   1,054        687
                                                            ------     ------
      Total capitalization................................  $3,224     $3,103
                                                            ======     ======

  Debt decreased $227 million at June 30, 1996 compared with December 31, 1995. For additional information on corporate debt allocation, see "--Interest Expense (net of interest allocated to affiliates)" above.

LIQUIDITY

  Historically, excess net cash flows from operating and investing activities have been used to meet consolidated debt and other obligations. Conversely, when cash requirements of the Energy Business have been in excess of cash flows from operations, Tenneco has utilized its consolidated credit facilities to fund the Energy Business' obligations. Also, depending on market and other conditions, the Energy Business has utilized external sources of capital to meet specific funding requirements. However, during 1995, Tenneco made cash distributions of approximately $1.3 billion, in the aggregate, to its Tenneco Automotive, Tenneco Packaging and Newport News subsidiaries to fund strategic acquisitions and capital spending. The disposition of the chemical operations of Albright & Wilson, plc and the sales of Case common stock and other assets provided approximately $1.6 billion for these cash distributions.

  Prior to the Transaction, Tenneco will restructure its consolidated indebtedness for money borrowed pursuant to the Debt Realignment through a series of tender offers, exchange offers, payments, defeasances, and prepayments. In connection with the Debt Realignment, Tenneco will enter into the Tenneco Credit Facility, which will consist of a one-year committed revolving credit facility. Initial borrowings under the Tenneco Credit Facility will be used to finance certain aspects of the Debt Realignment. For additional information, see "The Energy Business--Tenneco Credit Facility" and "Debt and Cash Realignment."

  After giving effect to the Refinancing Transactions and based on El Paso's representations regarding the operations of the Energy Business after the Merger, Tenneco believes internally generated funds of the Energy Business and the availability under the Tenneco Credit Facility will provide adequate sources of funds to finance the future capital requirements of the Energy Business including any payments associated with the settlement of the GSR issues discussed herein.

RESULTS OF OPERATIONS FOR THE YEARS 1995 AND 1994

1995 STRATEGIC ACTIONS

  In December 1995, the Energy Business sold its 50 percent interest in Kern River, a joint venture that owns a 904-mile pipeline extending from Wyoming to California. The sales price was $206 million, resulting in a pre-tax gain of $30 million.

  The Energy Business acquired the natural gas pipeline assets of PASA, which include a 488-mile pipeline, in June 1995 for approximately $225 million and a 50 percent interest in two gas-fired cogeneration plants from ARK Energy in November 1995 for approximately $65 million in cash and Tenneco Common Stock.

  During 1995, Tenneco completed the $500 million common stock repurchase program announced in December 1994. Also, in 1995, Tenneco announced two additional share buyback programs, one for up to 3 million shares and another for 2.5 million shares. These programs were designed to offset the growth in common shares resulting from shares issued pursuant to employee benefit plans. The 3 million share repurchase program was completed in 1995. Since December 1994, Tenneco has repurchased a total of 14.3 million common shares at a cost of $646 million.

RESULTS OF OPERATIONS--YEARS 1995 AND 1994

  Net income for 1995 of $157 million increased by three percent compared with $153 million in 1994. The increased results occurred in both the regulated and nonregulated businesses, all of which are discussed below.

  Significant transactions affecting the comparability of operating income between 1995 and 1994 are:

  . Pre-tax gains on sales of assets and businesses of $11 million in 1995
    (primarily the Energy Business' interest in Kern River) compared with gains of $24 million in 1994 (primarily from the sale of a 20 percent interest in Tenneco Resources).

  . Reserves established in 1995 of $25 million for the liquidation of surplus real estate holdings and notes and $30 million for estimated regulatory and legal settlement costs at Tenneco Energy.

  . A gain from a 1994 contract settlement between Tenneco Energy and Columbia Gas Transmission Corporation ("Columbia Gas") of $11 million.

                                                                    1995   1994
                                                                   ------ ------
                                                                    (MILLIONS)
   Revenues....................................................... $1,921 $2,381
   Operating income...............................................    268    367

NET SALES AND OPERATING REVENUES

  The regulated portion of the Energy Business experienced a decline in revenues from $918 million in 1994 to $761 million in 1995. Lower regulated merchant gas sales caused a decline of approximately $135 million. Under FERC Order 636, customers assume the responsibility for acquiring their gas supplies, reducing sales by the pipeline. Other non-recurring regulatory settlements that had no operating income impact decreased revenue by $24 million. Furthermore, the $11 million contract settlement reached with Columbia Gas in 1994 as part of its bankruptcy proceedings, along with other contract expirations and reduced contract volumes, contributed $17 million to the transportation revenue decline in 1995. Partially offsetting these declines was an increase in revenues of $30 million due to the implementation by Tenneco Energy of a new rate structure.

  Revenues in the nonregulated operations of the Energy Business were $1,155 million, down $305 million compared with 1994. Average natural gas prices were lower in 1995 compared with 1994, contributing approximately $175 million to the revenue decrease. Furthermore, natural gas volumes declined contributing $148 million to the revenue decrease. Warmer weather in early 1995 resulted in lower levels of storage activity during the year, decreasing demand for natural gas and forcing prices lower. These effects were offset somewhat by $18 million in revenues earned by the PASA assets which were acquired by the Energy Business in June 1995.

  Revenues from the other operations of the Energy Business were $5 million compared with $3 million in 1994.

INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES (OPERATING INCOME)

  Operating income in the regulated portion of the Energy Business was down by $27 million in 1995 as compared with 1994. The 1995 results included the $30 million pre-tax gain on the sale of the Energy Business' interest in Kern River, a $7 million loss on the sale of Tenneco Energy's interest in Ozark Gas Transmission and a $21 million reserve for estimated regulatory and legal settlement costs while 1994 included the $11 million benefit from the Columbia Gas contract settlement. Excluding these transactions, the Energy Business' regulated business operating income decrease was primarily due to the reduction of revenues of approximately $17 million principally related to the termination or expiration of transportation contracts and prior period operating adjustments and variances of $10 million. Also, in 1994, the Energy Business realized a one-time reduction in administrative costs of $20 million due to changes in employee benefit policies, adding to the 1995 decline in operating income. This decrease was partially offset by the benefit TGP realized of approximately $30 million through a new rate structure implemented in July 1995.

  The 1995 operating income for the nonregulated business decreased $55 million compared with 1994. Operating income in 1994 included a $23 million gain from the sale of a 20 percent interest in Tenneco Resources to Ruhrgas AG and $8 million in legal settlements. The remainder of the operating income decline was due to increased startup and development costs on international programs of approximately $7 million, a $9 million reserve for estimated legal settlement costs and lower margins and volumes due to lower demand in gas marketing, which resulted in a $9 million decrease, an increase in administrative costs of approximately $5 million. Operating results of the Energy Business included $9 million in income from operating the PASA assets during the last half of 1995.

  The Energy Business' other operations reported an operating loss of $65 million during 1995. This included a $25 million charge to establish a reserve for liquidation of surplus real estate holdings and notes. During 1994, other operations reported $48 million in operating losses.

INTEREST EXPENSE (NET OF INTEREST ALLOCATED TO AFFILIATES)

  Interest expense in 1995 was $122 million compared with $142 million in 1994. For a discussion of the historical allocation of indebtedness of Tenneco and its subsidiaries, see "--Results of Operations for the Six Months Ended June 30, 1996 and 1995--Interest Expense (net of interest allocated to affiliates)."

INCOME TAXES

  Income tax benefit for 1995 was $11 million compared with income tax expense of $72 million in 1994.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

  Effective January 1, 1994, Tenneco Energy adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits," using the cumulative catch-up method. It requires employers to account for postemployment benefits for former or inactive employees after employment but before retirement on the accrual basis rather than the "pay-as-you-go" basis. The adoption of this new standard had no material impact on Tenneco Energy's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

      CASH PROVIDED (USED) BY:                                   1995   1994
      ------------------------                                   -----  -----
                                                                 (MILLIONS)
      Operating activities...................................... $ 765  $(278)
      Investing activities......................................  (537)  (229)
      Financing activities......................................   (27)   426

  Operating results, combined with proceeds from sales of assets and businesses, and supplemented by contributions from affiliates and short-term and long-term borrowings, have provided funds for acquisitions and capital investments in existing businesses and to repurchase Tenneco Common Stock.

Operating Activities

  Operating cash flow for 1995 improved as the Energy Business generated $783 million from the collection and sale of customer receivables compared with $245 million in 1994. This increase was due primarily to trade receivables sold to ASCC which were $783 million higher in 1995 compared with 1994. The increase in collections of receivables was also due in part to the collection of approximately $300 million of Case retail receivables in 1995. In addition, rate refund payments of approximately $250 million were made to pipeline customers in 1994. The working capital increase of $652 million in 1994 resulted primarily from the reduction of the pipeline rate refund liability of approximately $250 million and lower tax accruals of $252 million. The lower tax accruals resulted from the utilization of capital losses related to the sale of assets.

Investing Activities

  Cash used for business acquisitions during 1995 totaled $241 million. This included the acquisition of PASA for approximately $225 million. Further, the Energy Business invested $337 million in capital expenditures in its existing businesses during the year. During 1994, the Energy Business' other cash sources included $68 million in proceeds from the sale of assets. Capital expenditures were $345 million for continuing operations.

Financing Activities

  In addition to business expansion, the Energy Business used its cash flow during the year for the scheduled retirement of $497 million in long-term debt, to reacquire Tenneco Common Stock for $655 million and to pay $286 million in dividends on Tenneco stock. During 1994, Tenneco Energy had a net reduction of $605 million in debt and paid dividends on Tenneco Stock of $318 million. Other cash sources included net contributions from affiliates of $1,367 million.

CAPITALIZATION

                                                                   1995   1994
                                                                  ------ ------
                                                                   (MILLIONS)
      Short-term debt and current maturities..................... $  456 $  399
      Long-term debt.............................................  1,811  2,242
      Minority interest..........................................     19     19
      Preferred stock............................................    130    147
      Combined equity............................................    687    382
                                                                  ------ ------
      Total capitalization....................................... $3,103 $3,189
                                                                  ====== ======

  Debt decreased $374 million at December 31, 1995 compared with December 31, 1994. For additional information on corporate debt allocation, see "--Results of Operations for the Six Months Ended June 30, 1996 and 1995--Interest Expense (net of interest allocated to affiliates)".

RESULTS OF OPERATIONS FOR THE YEARS 1994 AND 1993

NET SALES AND OPERATING REVENUES

  Revenues for 1994 were $2.38 billion, down from $2.87 billion in 1993. The Energy Business revenues were down $485 million or 17 percent as customers shifted from sales to transportation service in the regulated business which resulted in a decrease of approximately $306 million, and lower gas prices in the nonregulated gas marketing business which decreased revenues by $167 million. In addition, revenue declined $73 million due to a nonrecurring regulatory adjustment that had no operating income impact. Offsetting these decreases, the regulated and nonregulated businesses reported a net volume increase which resulted in increased revenues of $47 million and the contract settlement with Columbia Gas which increased 1994 revenues by $11 million.

INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES (OPERATING INCOME)

  The Energy Business reported operating income of $367 million in 1994 compared with $419 million in 1993.

  The energy operations reported operating income for 1994 of $415 million, compared with $411 million in 1993. Special items in 1994 included a $23 million gain on the sale of a 20 percent interest in Tenneco Resources to Ruhrgas AG and an $11 million contract settlement with Columbia Gas. Special items in 1993 included $31 million gain on the sale of Viking and Dean Pipeline Company partially offset by $3 million related to regulatory and legal settlements. When non-recurring items in both years are excluded, operating income in 1994 declined slightly, compared with 1993. Declines during 1994 in the regulated business were primarily due to transportation contract expirations amounting to $12 million compared to favorable 1993 gas cost adjustments of $21 million. Declines in nonregulated gas marketing prices resulted in a $10 million decrease. Offsetting these declines was significant growth in the nonregulated businesses which contributed $24 million and lower administrative costs of $18 million due to changes in employee benefit policies.

  The other operations of the Energy Business reported an operating loss of $48 million in 1994, compared with operating income of $8 million for 1993. The 1993 operating income included a gain of $39 million from contributing the investment of the Energy Business in Cummins Engine Company to the Case Corporation Pension Plan for Hourly Paid Employees.

INTEREST EXPENSE (NET OF INTEREST ALLOCATED TO AFFILIATES)

  Net interest expense increased $15 million from $127 million in 1993 to $142 million in 1994. For additional information on corporate debt allocation, see "--Results of Operations for the Six Months Ended June 30, 1996 and 1995-- Interest Expense (net of interest allocated to affiliates)".

INCOME TAXES

  Income tax expense for 1994 was $72 million compared with $104 million reported for 1993. The lower tax expense in 1994 was primarily the result of lower pre-tax earnings.

EXTRAORDINARY LOSS

  Extraordinary loss for 1993 was $25 million, net of income tax benefit of $13 million. This was the result of redemption premiums from prepaying high interest-bearing long-term debt.

LIQUIDITY & CAPITAL RESOURCES

Operating Activities

  Net cash used by operating activities was $278 million for the year 1994, compared with net cash provided of $209 million for 1993, a decrease of $487 million. This decrease was due in part to lower sales of receivables in 1994. Trade receivables sold to ASCC were $313 million less in 1994 compared with 1993. In addition, rate refund payments of approximately $250 million were made to pipeline customers in 1994. The working capital increase of $652 million for 1994 resulted primarily from the reduction of the pipeline rate refund liability of approximately $250 million and lower tax accruals of $252 million. The lower tax accruals resulted from the utilization of capital losses related to the sale of assets.

Investing Activities

  Net cash used by investing activities in 1994 was $229 million, compared with net cash used of $35 million in 1993. Net proceeds from the sale of businesses and assets were $68 million in 1994. Net proceeds from the sale of businesses in 1993 of $114 million resulted from the sales of Dean Pipeline Company and Viking.

  Expenditures for plant, property and equipment from continuing operations for 1994 were $345 million, compared with $171 million for 1993.

Financing Activities

  Cash provided by financing activities was $426 million in 1994 compared to cash used of $49 million in 1993. During 1993, Tenneco issued $1.2 billion of common stock which was used to retire long-term debt. In 1994, Tenneco issued stock for $188 million, received cash from affiliates of $1.4 billion, including approximately $700 million in proceeds from sales of assets by affiliates, and retired debt of $508 million.

FERC MATTERS

  TGP has deferred certain costs it has incurred associated with renegotiating GSR costs as a result of FERC Order 636. For a discussion of TGP's ongoing settlement and contract reformation discussions with holders of long-term gas purchase contracts, ongoing discussions between TGP and its customers related to the recovery of GSR costs and various FERC proceedings relating to TGP cost recovery of transition costs incurred pursuant to implementation of FERC Order 636, see "The Energy Business--Interstate Pipeline Operations--Federal Regulation" contained herein.

ENVIRONMENTAL MATTERS

  Tenneco Energy and certain of its subsidiaries are subject to various environmental claims and proceedings relating to its current businesses and discontinued operations. See "The Energy Business--Environmental Matters."

                                THE TRANSACTION

  The Distributions, Merger and Charter Amendment are separate parts of the Transaction, none of which will be consummated unless the Transaction as a whole is approved at the Tenneco Special Meeting (although Tenneco may elect subsequently to proceed with one or more of the transactions included in the Transaction which do not require stockholder approval if the Transaction is not approved). The Distributions will not be consummated until all other conditions to the Merger have been satisfied (or can be contemporaneously satisfied), other than the filing of a Certificate of Merger with the Secretary of State of Delaware.

  The principal transactions which will be undertaken to consummate the Transaction include the (i) NPS Issuance, (ii) Debt Realignment, (iii) Corporate Restructuring Transactions, (iv) Cash Realignment (as defined), (v) Charter Amendment, (vi) Distributions, and (vii) Merger.

  The Transaction is being submitted as a single, unified proposal to Tenneco's existing stockholders for consideration at the Tenneco Special Meeting. Approval of the Transaction requires the affirmative vote of (i) holders of a majority of the outstanding shares of the Tenneco Common Stock and Tenneco $7.40 Preferred Stock, voting together as a class, and (ii) holders of a majority of the shares of $7.40 Preferred Stock and $4.50 Preferred Stock, voting together as a class. If the Junior Preferred Stock to be issued in the NPS Issuance is issued prior to effectiveness of the Charter Amendment, the holders thereof will be entitled to vote (but not at the Tenneco Special Meeting) to approve the Distributions and the Charter Amendment. In such event, Tenneco will obtain the consent of the initial record holders of such Junior Preferred Stock to the Distributions and the Charter Amendment in connection with the NPS Issuance.

  The following sections entitled "The NPS Issuance," "Debt and Cash Realignment," "Corporate Restructuring Transactions," "The Distributions" and "The Merger" contain descriptions of certain provisions of the Distribution Agreement and Merger Agreement. These descriptions are only summaries and do not purport to be complete. These descriptions are qualified in their entirety by reference to the complete text of the Distribution Agreement and Merger Agreement. Copies of the Distribution Agreement and Merger Agreement as currently in effect are filed as exhibits to the Registration Statement of which this Prospectus is a part.

                               THE NPS ISSUANCE

  Prior to the Merger, Tenneco will issue in a public offering new shares of Junior Preferred Stock in one or more series pursuant to the NPS Issuance in an amount calculated to have, to the extent possible, an aggregate value as of the Merger Effective Time that is equal to approximately 25% (but in any event more than 20%) of the total value of all shares of Tenneco capital stock then outstanding. Holders of the Junior Preferred Stock issued pursuant to the NPS Issuance will possess the right to elect, voting as a class, a number of directors of Tenneco representing one-sixth of the members of the Board of Directors of Tenneco and the Tenneco Board of Directors will be set at six or an integral multiple of six. The NPS Issuance Proceeds are estimated to be approximately $275 million. Tenneco expects to use the net NPS Issuance Proceeds (presently expected to be approximately $265 million) to repay a portion of the outstanding Tenneco Energy Consolidated Debt pursuant to the Debt Realignment.

  Under the existing terms of the Tenneco Charter, the approval of a majority of the outstanding Junior Preferred Stock will be required to effect the Distributions and the approval of two-thirds of the outstanding Junior Preferred Stock will be required to effect the Charter Amendment if the Junior Preferred Stock is issued prior to the Charter Amendment becoming effective (which is expected to occur immediately following the Tenneco Special Meeting, assuming its approval thereat). Accordingly, if the NPS Issuance occurs prior to the effectiveness of the Charter Amendment, as part of the NPS Issuance, the Charter Amendment and Distributions will be submitted for approval by the initial record holders of the Junior Preferred Stock issued pursuant to the NPS Issuance (which will be the underwriters for the public offering) by written consent in lieu of a meeting. Notwithstanding such approval, persons who become record holders of the Junior Preferred Stock on or prior to the date of the Tenneco Special Meeting will have the right to demand appraisal of their shares of Junior Preferred Stock at or prior to the Special Meeting.

  The shares of Junior Preferred Stock issued pursuant to the NPS Issuance will not be converted or otherwise exchanged in the Merger and will remain outstanding immediately following consummation thereof (held by the persons who were the holders of such shares prior to the Merger), and the holders thereof will receive no consideration in respect thereof in connection with the Merger. See "The Charter Amendment."

                           DEBT AND CASH REALIGNMENT

  In general, from and after the Distributions each of Tenneco, New Tenneco and Newport News will be responsible for the debts, liabilities and obligations related to the business or businesses that it owns and operates following consummation of the Corporate Restructuring Transactions. See "Corporate Restructuring Transactions" and "The Distributions." Tenneco's historical practice, however, has been to generally incur indebtedness for its consolidated group at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Accordingly, the Merger Agreement, Distribution Agreement, and Ancillary Agreements provide for (i) the pre-Distribution restructuring of the Tenneco Energy Consolidated Debt pursuant to the Debt Realignment, (ii) the allocation among each of Tenneco, New Tenneco and Newport News of the total amount of cash and cash equivalents on hand as of the Merger Effective Time pursuant to the Cash Realignment and (iii) the allocation of responsibility for certain capital expenditures related to the Energy Business.

DEBT REALIGNMENT

  The Merger Agreement requires Tenneco to, or to cause its relevant subsidiaries to, obtain the requisite consents of the various lenders to permit consummation of the Transaction and tender for, exchange, redeem, prepay, defease or let mature the Tenneco Energy Consolidated Debt prior to the Distributions.

  The Debt Realignment is intended to reduce the total amount of the Tenneco Energy Consolidated Debt to an amount that, when added to the total amount of certain other obligations of the Energy Business outstanding, as of the Merger Effective Time (the "Actual Energy Debt Amount"), is equal to $2.65 billion, less the NPS Issuance Proceeds and subject to certain other specified adjustments (the "Base Debt Amount"). As of June 30, 1996, the total book value of Tenneco Energy Consolidated Debt was $4,443 million, including $624 million of short-term debt (excluding the current portion of long-term debt), $75 million of non-public debt and $3,734 million book value ($3,955 million principal amount) of publicly held debt (the "Public Debt"). The short-term debt consists primarily of commercial paper and bank borrowings under Tenneco's current credit facilities. The Public Debt includes an aggregate of $2,619 million, $436 million and $679 million book value ($2,625 million, $650 million and $680 million principal amount) of Public Debt issued in various series under several different indentures by Tenneco, and by its subsidiaries TGP and Tenneco Credit Corporation ("TCC"), respectively.

  The short-term debt will be retired with cash and some of the non-public debt is expected to remain in place subject to the consent of the lenders. In addition, Tenneco and its subsidiaries will defease or let mature approximately $428 million of Public Debt, New Tenneco will offer to exchange debt obligations of New Tenneco (the "New Tenneco Debt") for $1,950 million of aggregate principal amount of Public Debt (the "Debt Exchange Offers") and Tenneco will offer to purchase for cash approximately $1,580 million of aggregate principal amount of Public Debt pursuant to a series of tender offers (the "Debt Tender Offers"). The defeasances, Debt Tender Offers and related extinguishments described above, as well as the retirement of existing short-term and non-public debt, will be financed by internally generated cash, borrowings by Tenneco under the Tenneco Credit Facility (the "Tenneco Revolving Debt"), the net NPS Issuance Proceeds, the sale of certain TCC receivables and a cash dividend of $600 million to be paid by Newport News to Tenneco or one of its subsidiaries principally using borrowings under one or more credit facilities and/or financings to be entered into by Newport News in connection with the Transaction (the "Newport News Financings"). The balance of the funding will be financed by a cash dividend to be paid by New Tenneco to Tenneco principally using borrowings under a new $1.75 billion credit facility to be entered into by New Tenneco in connection with the Transaction (the "New Tenneco Credit Facility"). Upon consummation of the Debt Exchange Offers, Tenneco will then purchase for cash (and subsequently extinguish) the Public Debt held by New Tenneco (which cash will then be distributed back to Tenneco as a dividend). Upon consummation of the Debt Tender Offers, the Public Debt acquired thereby will be extinguished.

  Accordingly, after giving effect to the Debt Realignment, Tenneco and its remaining subsidiaries after giving effect to the Transaction (the "Energy Group") will remain responsible for all of the Tenneco Energy

Consolidated Debt which remains outstanding and any Tenneco Revolving Debt, Newport News will be responsible for all borrowings under the Newport News Financings and New Tenneco will be responsible for the New Tenneco Debt and all borrowings under the New Tenneco Credit Facility. Completion of the Debt Realignment is a condition of the obligation of Tenneco and El Paso to consummate the Merger.

  The Debt and Cash Allocation Agreement to be entered into among Tenneco, New Tenneco and Newport News in connection with the Distributions (the "Debt and Cash Allocation Agreement") contemplates that, as of the Merger Effective Time, the Actual Energy Debt Amount be limited to the Base Debt Amount. The Base Debt Amount will equal $2.65 billion less the NPS Issuance Proceeds, (i) plus the sum of: (a) the amount of all cash payments made by Tenneco and its subsidiaries during the period from June 19, 1996 to the Merger Effective Time (the "Merger Interim Period") in respect of gas purchase contracts as a result or in respect of any settlement, judgment or satisfaction of a bond in excess of the market price for gas received under such contracts by Tenneco and its subsidiaries reduced by the amount of any cash payments received by Tenneco and its subsidiaries from customers, insurers or other third parties in respect of any such settlement, judgment or satisfaction of a bond (other than ones refunded prior to the Merger Effective Time) or with respect to any GSR costs recovered (and not refunded) on or prior to the Merger Effective Time,
(b) the amount of any purchase price paid by Tenneco or its subsidiaries during the Merger Interim Period to acquire an additional interest in certain existing pipeline operations, and (c) the amount of all cash payments made by Tenneco and any of the Energy Subsidiaries during the Merger Interim Period in settlement of any significant claim, action, suit or proceeding to the extent such matter would be an Energy Liability (as defined) and with the consent of El Paso, which shall not be arbitrarily withheld, reduced by the amount of any payments by or recoveries from third parties received by Tenneco or its subsidiaries during the Merger Interim Period relating to any such settlement, and (ii) less the amount, calculated as of the Merger Effective Time, of any rate refunds, including interest, which become payable to customers pursuant to the finally approved settlement at FERC Docket RP95-112 and which have not been paid as of the Merger Effective Time, whether such amounts are to be paid to customers or credited against GSR costs pursuant to such settlement. The Actual Energy Debt Amount will include the following amounts, as of the Merger Effective Time: (i) outstanding amounts under the Tenneco Revolving Debt (plus accrued and accreted interest and fees), (ii) the value of any remaining Public Debt, (iii) the outstanding amount of other Tenneco Energy Consolidated Debt (plus accrued and accreted interest and fees), (iv) the unpaid amount of Transaction expenses incurred by Tenneco and its subsidiaries, (v) any sales and use, gross receipt or other transfer taxes applicable to the Transaction,
(vi) certain income taxes resulting from the Transaction, (vii) the outstanding amount of any off balance sheet indebtedness incurred after the date of the Merger Agreement to finance the acquisition by Tenneco of an additional interest in the pipeline operations referred to above, and (viii) unpaid dividends on Tenneco stock which have a record date before the Merger Effective Time.

  Pursuant to the Debt Cash Adjustment, if the post-Transaction audit conducted by the parties determines that the Actual Energy Debt Amount as of the Merger Effective Time exceeds the Base Debt Amount, New Tenneco will be required to pay the excess to Tenneco in cash. Likewise, Tenneco will be required to pay to New Tenneco in cash the amount, if any, by which such Actual Energy Debt Amount is less than the Base Debt Amount.

  The Debt Realignment is expected to create tax benefits to Tenneco of approximately $120 million. Pursuant to the tax sharing agreement to be entered into by Tenneco, New Tenneco, Newport News and El Paso in connection with the Distributions, any such tax benefits will be allocated to New Tenneco. For a description of this tax sharing agreement, see "The Distributions--Relationship Among Tenneco, New Tenneco and Newport News After the Distribution."

  Also in connection with the Debt Realignment, Tenneco has agreed that, (i) the indebtedness for borrowed money of Tenneco and its direct and indirect subsidiaries after giving effect to the Distributions as of the Merger Effective Time (other than the Tenneco Revolving Debt) will contain only specified financial and operational covenants, and (ii) with respect to the Public Debt for which Tenneco and the Energy Subsidiaries will remain liable after the Merger, there shall be no extension of maturity or average life, increase in interest rates or adverse change in defeasance or redemption provisions.

  As part of the Debt Tender Offers and the Debt Exchange Offers, Tenneco or New Tenneco, as the case may be, will solicit the consent of the holders of certain of the Public Debt to make various amendments to the indentures of Tenneco, TGP and TCC governing such Public Debt. The approval of a majority in aggregate principal amount of all series of Public Debt of Tenneco taken together as a single class is necessary to amend the indenture under which Public Debt was issued by Tenneco. The approval of 66 2/3% in aggregate principal amount of the series of Public Debt of TGP is subject to a Debt Tender Offer is necessary to amend the indenture under which such Public Debt was issued. The approval of 66 2/3% in aggregate principal amount of all series of the senior TCC Public Debt that are subject to the Debt Tender Offers, taken together, and all series of the TCC subordinated Public Debt that are subject to the Debt Tender Offers, taken together, are necessary to amend the indentures under which such Public Debt was issued.

  The obligation of Tenneco to consummate the Debt Tender Offers and the obligation of New Tenneco to consummate the Debt Exchange Offers, are conditioned upon sufficient Public Debt being tendered and/or exchanged such that the necessary amendments to the relevant indentures have been approved and such tenders have not been withdrawn (which condition may be waived).

  The offering of the New Tenneco Debt in the Debt Exchange Offers will be made by means of a separate prospectus that constitutes a part of New Tenneco's Registration Statement on Form S-4 which will be filed with the Commission. The Debt Tender Offers will be made only by means of an offer to purchase made by Tenneco.

CAPITAL EXPENDITURE ADJUSTMENT

  Also as part of the Debt Realignment, Tenneco has agreed to make certain minimum capital expenditures with respect to the Energy Business pending consummation of the Transaction. If the actual amount of such capital expenditures exceeds the required amount, after consummation of the Transaction Tenneco will be required to pay the excess to New Tenneco in cash. Likewise, New Tenneco will be required to pay to Tenneco in cash the amount, if any, by which such actual capital expenditures are less than the required amount. The required amount of Energy Business capital expenditures is equal to $333,200,000 for 1996, plus $27,750,000 per month for each month (or pro rata portion) from January 1, 1997 to the Merger Effective Time.

CASH REALIGNMENT

  The total amount of cash and cash equivalents of Tenneco and its consolidated subsidiaries (which, as of June 30, 1996, totalled approximately $229 million), as of the Merger Effective Time will be allocated $25 million to Tenneco, $5 million to Newport News and the balance to New Tenneco (the "Cash Realignment"). Following the post-Transaction audit described above, New Tenneco will be required to pay to Tenneco or Newport News, as the case may be, the amount of any shortfall as of the Merger Effective Time from the above-reflected allocation. Likewise, Tenneco and Newport News will each be required to pay to New Tenneco any excess cash and cash equivalents as of the Merger Effective Time determined pursuant to such audit.

                     CORPORATE RESTRUCTURING TRANSACTIONS

  Pursuant to the Distribution Agreement, prior to consummation of the Distributions, Tenneco will effect the Corporate Restructuring Transactions through a series of intercompany transfers and distributions. Upon completion of the Corporate Restructuring Transactions, Tenneco's existing businesses and assets will be restructured, divided and separated so that, upon consummation of the Distributions, substantially all of the assets, liabilities and operations of (i) the Industrial Business will be owned and operated, directly and indirectly, by New Tenneco, and (ii) the Shipbuilding Business will be owned and operated, directly and indirectly, by Newport News. As a result of the Corporate Restructuring Transactions, upon consummation of the Distributions the remaining assets, liabilities and operations of Tenneco and its remaining subsidiaries will consist solely of those related to the Energy Business, which includes liabilities and limited assets relating to discontinued Tenneco operations not related to the Industrial Business or the Shipbuilding Businesses.

  The assets which will be owned by New Tenneco upon consummation of the Corporate Restructuring Transactions (the "Industrial Assets") are generally those related to the past and current conduct of the Industrial Business, as reflected on the New Tenneco June 30, 1996 pro forma balance sheet attached as an exhibit to the Distribution Agreement (plus any subsequently acquired asset which is of a nature or type that would have resulted in such asset being included thereon had it been acquired prior to the date thereof), plus all rights expressly allocated to New Tenneco and its subsidiaries under the Distribution Agreement or any Ancillary Agreement. As part of the Corporate Restructuring Transactions, New Tenneco will acquire various corporate assets of Tenneco such as the "Tenneco" trademark and associated rights, other intellectual property and certain office space and related equipment. The assets which will be owned by Newport News (the "Shipbuilding Assets") upon consummation of the Corporate Restructuring Transactions are generally those related to the past and current conduct of the Shipbuilding Business, as reflected on the Newport News June 30, 1996 pro forma balance sheet attached as an exhibit to the Distribution Agreement (plus any subsequently acquired asset which is of a nature or type that would have resulted in such asset being included thereon had it been acquired prior to the date thereof), plus all rights expressly allocated to Newport News and its subsidiaries under the Distribution Agreement or any Ancillary Agreement. The remaining assets of Tenneco (the "Energy Assets") will continue to be owned and operated by Tenneco following the Transaction. See "The Energy Business."

  The liabilities to be retained or assumed by New Tenneco pursuant to the Distribution Agreement (the "Industrial Liabilities") generally include (i) those liabilities related to the Industrial Assets and the current and past conduct of the Industrial Business, including liabilities reflected on the New Tenneco June 30, 1996 pro forma balance sheet which remain outstanding as of the Distribution Date (plus subsequently incurred or accrued liabilities determined on a basis consistent with the determination of liabilities thereon), (ii) certain liabilities for any violations or alleged violations of securities or other laws arising out of certain documents relating to, filed or delivered by or on behalf of, New Tenneco in connection with the Transaction, and (iii) those liabilities expressly allocated to New Tenneco or its subsidiaries under the Distribution Agreement or any Ancillary Agreement.

  The liabilities to be retained or assumed by Newport News pursuant to the Distribution Agreement (the "Shipbuilding Liabilities") generally include (i) those liabilities related to the Shipbuilding Assets and the current and past conduct of the Shipbuilding Business, including liabilities reflected on the aforementioned Newport News June 30, 1996 pro forma balance sheet which remain outstanding as of the Distribution Date (plus subsequently incurred or accrued liabilities determined on a basis consistent with the determination of liabilities thereon), (ii) certain liabilities for any violations or alleged violations of securities or other laws arising out of certain documents relating to, filed or delivered by or on behalf of, Newport News in connection with the Transaction, and (iii) those liabilities expressly allocated to Newport News or its subsidiaries under the Distribution Agreement or any Ancillary Agreement.

  The liabilities to be retained or assumed by Tenneco pursuant to the Distribution Agreement (the "Energy Liabilities") generally include (i) those liabilities related to the Energy Assets and the current and past conduct of the Energy Business, including liabilities reflected on the Energy Business June 30, 1996 pro forma balance sheet attached as an exhibit to the Distribution Agreement and included elsewhere herein which remain outstanding as of the Distribution Date (plus subsequently incurred or accrued liabilities determined on a basis consistent with the determination of liabilities thereon), (ii) those liabilities expressly allocated to Tenneco or its subsidiaries under the Distribution Agreement or any Ancillary Agreement, and
(iii) all other liabilities of Tenneco or any other member of the Energy Group which do not constitute Industrial Liabilities or Shipbuilding Liabilities.

  It is expected that a substantial number of the Corporate Restructuring Transactions will be consummated prior to the date of the Tenneco Special Meeting. Tenneco does not presently intend to unwind any such transactions if the Transaction is not approved at the Tenneco Special Meeting.

  For a description of certain liabilities that will be expressly allocated among Tenneco, New Tenneco and Newport News by the Distribution Agreement and Ancillary Agreements, including liabilities for the Tenneco Energy Consolidated Debt, taxes and certain employee benefits, see "Debt and Cash Realignment," "The Distributions--Certain Other Pre-Distribution Transactions" and "The Distributions--Relationship Among Tenneco, New Tenneco and Newport News After the Distributions."

                               THE DISTRIBUTIONS

MANNER OF DISTRIBUTION

  Pursuant to the Distribution Agreement, the Tenneco Board of Directors will declare the special distribution to effect the Distributions and will set the Distribution Date (which will be prior to the Merger Effective Time). Subject to the conditions summarized below, on the Distribution Date Tenneco will distribute pro rata to all holders of record of Tenneco Common Stock as of such date (i) one share of New Tenneco Common Stock for every share of Tenneco Common Stock so held, and (ii) one share of Newport News Common Stock for every five shares of Tenneco Common Stock so held. Pursuant to the Distribution Agreement, as soon as practicable on or after the Distribution Date, Tenneco will deliver to First Chicago Trust Company of New York, as distribution agent for holders of Tenneco Common Stock as of the Distribution Date, certificates representing such shares of New Tenneco Common Stock and Newport News Common Stock as are required for the Distributions.

CERTAIN OTHER PRE-DISTRIBUTION TRANSACTIONS

  Settlement of Intercompany Accounts. Pursuant to the Distribution Agreement, all intercompany receivables, payables and loans (unless specifically provided for in any Ancillary Agreement) between entities which will be the members of separate business groups following consummation of the Distributions must be settled, capitalized or converted into ordinary trade accounts as of the close of business on the Distribution Date. Further, all intercompany agreements between members of different business groups (other than those contemplated by the Transaction) will be terminated.

  Certain Consent Requirements. Pursuant to the Distribution Agreement, each party has agreed to use its best efforts to obtain any third-party consents or approvals that are required to consummate the transactions contemplated thereby. Consent of the holders of certain of the Tenneco Energy Consolidated Debt will be required and sought in connection with the Distributions. See "Debt and Cash Realignment." Tenneco presently believes that it will be able to obtain in a timely manner all required third-party consents with respect to its material contractual obligations in connection with the Distributions.

  Other. The Distribution Agreement also requires that a variety of other actions be taken by Tenneco and/or its subsidiaries prior to consummation of the Distributions including, without limitation, (i) certain corporate organizational actions with respect to New Tenneco and Newport News, (ii) the transfer and assignment of certain licenses and permits among the Energy Group, New Tenneco and its subsidiaries after giving effect to the Transaction (the "Industrial Group") and Newport News and its subsidiaries after giving effect to the Transaction (the "Shipbuilding Group"), (iii) assignment and assumption of agreements that relate exclusively to the Energy Business, Industrial Business or Shipbuilding Business to the Energy Group, Industrial Group or Shipbuilding Group, as appropriate (with joint agreements to be assigned and assumed in part), and (iv) the preparation and filing of NYSE listing applications and necessary federal and state securities laws filings.

RELATIONSHIP AMONG TENNECO, NEW TENNECO AND NEWPORT NEWS AFTER THE
DISTRIBUTIONS

  Tenneco, New Tenneco and Newport News have entered into the Distribution Agreement, which governs certain aspects of their relationships both prior to and following the Distributions. See "--Certain Other Pre-Distribution Transactions." In addition, prior to the Distributions, Tenneco, New Tenneco and/or Newport News (and their appropriate subsidiaries) will enter into the Ancillary Agreements which are intended to further effect the disaffiliation of the Energy Business, Industrial Business and the Shipbuilding Business and to govern certain additional aspects of their ongoing relationships.

  Terms of the Distribution Agreement. In addition to providing for the terms of the Distributions and the various actions to be taken prior to the Distributions, the Distribution Agreement contains other agreements governing the relationship among Tenneco, New Tenneco and Newport News prior to and following the Distributions.

  The Distribution Agreement provides that, from and after the Distribution Date, (i) Tenneco shall (and shall cause the other members of the Energy Group to) assume, pay, perform and discharge all Energy Liabilities in accordance with their terms, (ii) New Tenneco shall (and shall cause the other members of the Industrial Group to) assume, pay, perform and discharge all Industrial Liabilities in accordance with their terms, and (iii) Newport News shall (and shall cause the other members of the Shipbuilding Group to) assume, pay, perform and discharge all Shipbuilding Liabilities in accordance with their terms.

  In addition, the Distribution Agreement provides for cross-indemnities that require (i) Tenneco to indemnify New Tenneco and Newport News (and their respective subsidiaries, their directors, officers, employees and agents, and certain other related parties) against all losses arising out of or in connection with the Energy Liabilities or the breach of the Distribution Agreement or any Ancillary Agreement by Tenneco, (ii) New Tenneco to indemnify Tenneco and Newport News (and their respective subsidiaries, their directors, officers, employees and agents, and certain other related parties) against all losses arising out of or in connection with the Industrial Liabilities or the breach of the Distribution Agreement or any Ancillary Agreement by New Tenneco, and (iii) Newport News to indemnify Tenneco and New Tenneco (and their respective subsidiaries, their directors, officers, employee and agents, and certain other related parties) against all losses arising out of or in connection with the Shipbuilding Liabilities or the breach of the Distribution Agreement or any Ancillary Agreement by Newport News.

  Pursuant to the Distribution Agreement, each of the parties has agreed to use all reasonable efforts to take or cause to be taken all action, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate the transactions contemplated by and carry out the purposes of the Distribution Agreement. As such, the Distribution Agreement provides that if any contemplated pre-Transaction transfers and assignments have not been effected on or prior to the Distribution Date, the parties will cooperate to effect such transfers as quickly thereafter as practicable. The entity retaining any asset or liability which should have been transferred prior to the Distribution Date will continue to hold that asset for the benefit of the party entitled thereto or that liability for the account of the party required to assume it, and must take such other action as may be reasonably requested by the party to whom such asset was to be transferred or by whom such liability was to be assumed in order to place such party, insofar as reasonably possible, in the same position as would have existed had such asset or liability been transferred or assumed as contemplated by the Distribution Agreement.

  The Distribution Agreement provides for the transfer of books and records among Tenneco, New Tenneco and Newport News and their respective subsidiaries and grants to each party access to certain information in the possession of the others (subject to certain confidentiality requirements). In addition, the Distribution Agreement provides for the allocation of shared privileges with respect to certain information and requires each party to obtain the consent of the others prior to waiving any shared privilege.

  Terms of the Ancillary Agreements. Below are descriptions of the principal Ancillary Agreements to be entered into by Tenneco, New Tenneco and/or Newport News (and, in certain circumstances, their appropriate subsidiaries) prior to consummation of the Distributions.

  Benefits Agreement

   The Benefits Agreement to be entered into by and among Tenneco, New Tenneco and Newport News (the "Benefits Agreement") will define certain labor, employment, compensation and benefit matters in connection with the Distributions and the transactions contemplated thereby. Pursuant to the Benefits Agreement, from and after the Distribution Date each of Tenneco, New Tenneco and Newport News will continue employment of each of their respective retained employees (subject to their rights to terminate said employees) with the same compensation as prior to the Distribution Date, continue to honor all related existing collective bargaining agreements, recognize related incumbent labor organizations and continue sponsorship of hourly employee benefit plans. New Tenneco will become the sole sponsor of the Tenneco Inc. Retirement Plan (the "TRP") and of the Tenneco Inc. Thrift Plan (the "Tenneco Thrift Plan") from and after the Distribution Date, and Tenneco and Newport News will establish defined contribution plans for the benefit of each of their respective employees to which the account balances of retained and former employees of Tenneco and Newport News in the Tenneco Thrift Plan will be transferred. The benefits accrued by Tenneco and Newport News employees in the TRP will be frozen as of the last day of the calendar month including the Distribution Date, and New Tenneco will amend the TRP to provide that all benefits accrued through that day by Tenneco and Newport News employees are fully vested and non-forfeitable. Tenneco will retain and assume employment contracts with certain individuals. All liabilities under the Tenneco Inc. Benefit Equalization Plan and the Supplemental Executive Retirement Plan will be assumed by New Tenneco pursuant to the Benefits Agreement; however, New Tenneco is entitled to reimbursement for certain payments thereunder from Tenneco and Newport News. Generally, each of Tenneco, New Tenneco and Newport News will retain liabilities with respect to the welfare benefits of its current and former employees and their dependents, but Tenneco will assume all liabilities for retiree medical benefits of the employees of discontinued operations and their dependents. In addition, as of the Distribution Date, participation by retained and former employees of Tenneco and Newport News in the Tenneco Inc. Deferred Compensation Plan and the 1993 Deferred Compensation Plan will be discontinued.

  Debt and Cash Allocation Agreement

   The Debt and Cash Allocation Agreement will govern the allocation among the parties of the cash and cash equivalents of Tenneco and its consolidated subsidiaries on hand as of the Merger Effective Time and responsibility for certain capital expenditures related to the Energy Business, as described above under "Debt and Cash Realignment." The Debt and Cash Allocation Agreement will also (i) require Newport News to make a $600 million dividend to Tenneco or one of its subsidiaries to be used in connection with the Debt Realignment, (ii) govern certain terms of the Tenneco Revolving Debt, (iii) govern the conduct of the post-Transaction audit to be undertaken to ascertain the Actual Energy Debt Amount and the amount of cash and cash equivalents held by each of Tenneco, New Tenneco and Newport News upon consummation of the Transaction, and (iv) require New Tenneco to pay in cash to Tenneco the amount, if any, by which the Actual Energy Debt Amount exceeds the Base Debt Amount (and require Tenneco to pay in cash to New Tenneco the amount, if any, by which the Actual Energy Debt Amount is less than the Base Debt Amount). See "Debt and Cash Realignment."

  Insurance Agreement

   Tenneco has historically maintained at the parent-company level various insurance policies for the benefit or protection of itself and its subsidiaries. The Insurance Agreement to be entered into among Tenneco, Newport News and New Tenneco (the "Insurance Agreement") in connection with the Distributions will provide for the respective continuing rights and obligations from and after the Distribution Date of the parties with respect to these insurance policies (other than directors' and officers' liability insurance policies, which are addressed by the Merger Agreement).

   In general, following consummation of the Transaction, policies which relate exclusively to the Energy Business or a member of the Energy Group will be retained by Tenneco, policies which relate exclusively to the Industrial Business or a member of the Industrial Group will be retained by New Tenneco and policies which relate exclusively to the Shipbuilding Business or a member of the Shipbuilding Group will be retained by Newport News.

   Pursuant to the Insurance Agreement, in general, following consummation of the Transaction policies which relate exclusively to the Energy Business or a member of the Energy Group will be retained by Tenneco, policies which relate exclusively to the Industrial Business or a member of the Industrial Group will be retained by New Tenneco and policies which relate exclusively to the Shipbuilding Business or a member of the Shipbuilding Group will be retained by Newport News.

   Pursuant to the Insurance Agreement, any non-exclusive Tenneco policies which are in effect as of the Distribution Date (other than those which are cost plus, fronting, high deductible or retrospective premium programs, as described below) will either be transferred into the name of New Tenneco or cancelled, at New Tenneco's option. In general, "go-forward" coverage under these policies for the Energy Group and Shipbuilding Group (and certain related persons) will be terminated as follows: (i) coverage under "claims-made" policies (i.e., those policies which provide coverage for claims made during a specified period) will be terminated on the Distribution Date for any claims not made prior thereto, and (ii) coverage under "occurrence-based" policies (i.e., those policies which provide coverage for acts or omissions occurring during a specified period) will be terminated on the Distribution Date for acts or omissions occurring thereafter. However, the Energy Group, Industrial Group and Shipbuilding Group (and certain related persons) will all continue to have access to these policies ("go-backward" coverage) for claims made prior to the Distribution Date, in the case of claims-made policies, and for acts or omissions which occurred prior to the Distribution Date, in the case of occurrence-based policies (subject to certain obligations to replace exhausted policy limits). Each respective group will be liable for and get the benefit of premiums, costs and charges under these policies that relate to its coverage thereunder.

   Pursuant to the Insurance Agreement, policies which are cost plus, fronting, high deductible or retrospective premium programs will be retained by the Energy Group following the Distributions and shall provide no go-forward coverage to the Industrial Group or Shipbuilding Group. However, go-backward coverage will continue to be available to these groups, subject to an obligation to reimburse Tenneco for premiums, costs and charges under these policies related to their respective coverages following the Distributions. Following the Distributions, Tenneco will be required to maintain in place certain letters of credit and surety bonds securing obligations under these policies.

  Tax Sharing Agreement

   The Tax Sharing Agreement to be entered into among Tenneco, Newport News, New Tenneco and El Paso (the "Tax Sharing Agreement") will provide for the allocation among the parties of tax liabilities arising prior to, as a result of, and subsequent to the Distributions. As a general rule, Tenneco will be liable for all taxes not specifically allocated to New Tenneco or Newport News under the specific terms of the Tax Sharing Agreement. Generally, New Tenneco will be liable for taxes imposed exclusively on the Industrial Group, and Newport News will be liable for taxes imposed exclusively on the Shipbuilding Group (including for pre-Distribution periods, taxes imposed on Newport News. In the case of federal income taxes imposed on the combined activities of Tenneco, the Industrial Group and the Shipbuilding Group, each of New Tenneco and Newport News will be liable to Tenneco for federal income taxes attributable to their activities, and each will be allocated an agreed-upon share of estimated tax payments made by the Tenneco consolidated group, except that (i) tax benefits attributable to the Debt Realignment ("Debt Discharge Items"), presently anticipated to total approximately $120 million, will be specifically allocated to the Industrial Group, and (ii) tax benefits attributable to certain items included in the Base Debt Amount ("Base Debt Amount Adjustment Items") will be specifically allocated to Tenneco. New Tenneco will also be responsible for tax items attributable to certain discontinued operations of Tenneco to the extent that such items exceed forecasted amounts by more than a specified amount. In the case of state income taxes imposed on the combined activities of the business groups, Tenneco will be responsible for payment of the combined tax to the state tax authority, and New Tenneco and Newport News will pay Tenneco a deemed tax equal to the tax that would be imposed if the Industrial Group and the Shipbuilding Group had filed combined returns for their respective groups, except that Debt Discharge Items and Base Debt Amount Adjustment Items will be specifically allocated to New Tenneco and Tenneco, respectively.

   In general and, except as provided below, Tenneco will be responsible for any taxes imposed on or resulting from the Transaction ("Transaction Taxes"). New Tenneco will be responsible for any Transaction Taxes resulting from any inaccuracy in factual statements or representations in connection with the IRS Ruling Letter or the tax opinion to be received by Tenneco in connection with the Transaction (the "Tax Opinion") to the extent attributable to facts in existence prior to the Merger, but excluding facts relating to the Shipbuilding Group or El Paso. Newport News and El Paso will each be responsible for the accuracy of any factual statements or representations relating to them or their respective affiliates. Each of New Tenneco, Newport News, and El Paso will be responsible for any Transaction Tax to the extent such tax is attributable to action taken by that entity which is inconsistent with tax treatment contemplated in the IRS Ruling Letter or Tax Opinion. Certain Transaction Taxes (i.e., transfer taxes, and federal and state income taxes imposed on those Corporate Restructuring Transactions which are known to be taxable) are included in the determination of the Actual Energy Debt Amount and consequently may be economically borne by New Tenneco (because New Tenneco must pay to Tenneco in cash the amount, if any, by which the Actual Energy Debt Amount exceeds the Base Debt Amount). If between the date of the Merger Agreement and the Merger Effective Time, there is a change in law (as defined in the Tax Sharing Agreement) and as a result of such change in law Tenneco is required to restore certain deferred gains to income, then any resulting tax shall be shared equally between New Tenneco and Tenneco.

  Transition Services Agreement

   Tenneco Business Services Inc. ("TBS") currently provides certain administrative services to Tenneco, including mainframe computing services, backup, recovery and related operations, consulting services and payroll services. Under the Transition Services Agreement entered into among Tenneco, TBS and El Paso (the "Transition Services Agreement"), at the request of El Paso at least 45 days prior to the Merger Effective Time TBS (which will, following the Distributions, be a subsidiary of New Tenneco) will continue to provide the services specified in El Paso's request for a period of 12 months from the Merger Effective Time at a price to be negotiated among the parties and based on the market rate for comparable services. If elected, any or all of the services may be terminated by Tenneco on 45 days notice to TBS.

   Additionally, as described above, a separate Service Agreement may also be entered into with Tenneco for transition services to be supplied by TBS to Tenneco and its subsidiaries. The services covered and compensation for such services would depend on the services elected by Tenneco, and the negotiation among the parties, pursuant to the Transition Services Agreement.

  Trademark Transition License Agreements

   Upon consummation of the Corporate Restructuring Transactions, New Tenneco will hold the rights to various trademarks, servicemarks, tradenames and similar intellectual property, including rights in the marks "Tenneco" "Ten" and "Tenn" (but not "Tennessee"), alone and in combination with other terms and/or symbols and variations thereof (collectively, the "Trademarks"), in the United States and elsewhere throughout the world. In connection with the Distributions, Trademark Transition License Agreements will be entered into as of the Distribution Date between both (i) New Tenneco and Tenneco, and
 (ii) New Tenneco and Newport News. Pursuant to these agreements, New Tenneco will grant to each of Tenneco and Newport News a limited, non-exclusive, royalty-free license to use the Trademarks, with respect to specified goods and services as follows: (a) Tenneco and Newport News will be permitted to use the Trademarks in their corporate names for 30 days after the date of the agreements (and, pursuant to the Distribution Agreement, each have agreed to remove the Trademarks from such corporate names within 30 days after the Distribution Date), (b) Tenneco and Newport News will be permitted to use their existing supplies and documents which have the Trademarks imprinted on them for 6 months after the date of the agreements, and (c) Tenneco and Newport News will be permitted to use the Trademarks on existing signs, displays or other identifications for a period (after the date of agreement of two years (in the case of Tenneco) and one year (in the case of Newport
 News) after the date of the agreements). However, so long as Tenneco or Newport News continues to use the Trademarks, it must maintain certain quality standards prescribed by New Tenneco in the conduct of business operations in which the Trademarks are used. In addition, under these agreements each of Tenneco and Newport News will agree to indemnify New Tenneco from any claims that arise as a result of its use of the Trademarks or any breach of its agreement and neither Tenneco nor Newport News may adopt or use at any time a word or mark likely to be similar to or confused with the Trademarks. Each Transition Trademark License Agreement shall be immediately terminable by New Tenneco upon a material breach of the agreement by Tenneco or Newport News, as the case may be.

CONDITIONS TO CONSUMMATION OF THE DISTRIBUTIONS

  The Distributions are conditioned on, among other things, approval of the Distributions by the holders of Tenneco stock at the Tenneco Special Meeting and by the holders of Junior Preferred Stock, if issued prior to the effectiveness of the Charter Amendment, and formal declaration of the Distributions by the Tenneco Board of Directors. Other conditions to the Distributions include (i) execution and delivery of certain of the Ancillary Agreements and consummation of the various pre-Distribution transactions (such as the Corporate Restructuring Transactions and the Debt Realignment), (ii) receipt of the IRS Ruling Letter to the effect that for federal income tax purposes the Distributions will be tax-free to Tenneco and its stockholders under Section 355 of the Code and that certain internal spin-off transactions involving Tenneco or its subsidiaries to be effected pursuant to the Corporate Restructuring Transactions will also be tax-free, (iii) approval for listing on the NYSE of the New Tenneco Common Stock and Newport News Common Stock to be distributed, (iv) registration of the New Tenneco Common Stock and Newport News Common Stock under the Exchange Act, (v) receipt of all material consents to the Corporate Restructuring Transactions, the Distributions and transactions contemplated in the Distribution Agreement, (vi) performance of the various covenants required to be performed prior to the Distribution Date (see "-- Certain Other Pre-Distribution Transactions" and "--Relationship Among Tenneco, New Tenneco and Newport News After the Distributions") and (vii) lack of prohibition of the Distributions by any law or governmental authority. Even if all the conditions to the Distributions are satisfied, Tenneco has reserved the right to, under certain circumstances, amend or terminate the Distribution Agreement and the transactions contemplated thereby. The Tenneco Board of Directors has not attempted to identify or establish objective criteria for evaluating the particular types of events or conditions that would cause the Tenneco Board of Directors to consider amending or terminating the Distribution Agreement. See "--Amendment or Termination of the Distributions." Although the foregoing conditions may be waived by Tenneco to the extent permitted by law, the Tenneco Board of Directors presently has no intention to proceed with the Distributions unless each of these conditions is satisfied.

AMENDMENT OR TERMINATION OF THE DISTRIBUTIONS

  Prior to the Distributions, the Distribution Agreement may be terminated and the Distributions may be amended, modified or abandoned by Tenneco without the approval of its stockholders or New Tenneco or Newport News, subject to the consent of El Paso as described below. If any amendment or modification prior to the termination of the Merger Agreement or consummation of the Merger adversely affects the Energy Business (other than to a de minimis extent) or materially delays or prevents the consummation of the Merger, such amendment can be effectuated only with prior consent of El Paso. Termination of the Distribution Agreement prior to the termination of the Merger Agreement or consummation of the Merger can be effectuated only with the prior written consent of El Paso.

  After consummation of the Distributions, the Distribution Agreement may be amended or terminated only by a written agreement signed by Tenneco, New Tenneco and Newport News. Certain amendments or terminations after the Distributions also require the consent of third-party beneficiaries to the extent that the Distribution Agreement has expressly guaranteed them such rights.

                                  THE MERGER

CLOSING OF THE MERGER

  On June 19, 1996 the respective Boards of Directors of El Paso, El Paso Subsidiary and Tenneco each approved, and El Paso, El Paso Subsidiary and Tenneco each executed and delivered, the Merger Agreement. The Merger Agreement provides that, at the Merger Effective Time, El Paso Subsidiary will be merged with and into Tenneco, with Tenneco continuing as the surviving corporation of the Merger and as a subsidiary of El Paso, and the separate existence of El Paso Subsidiary will cease.

  The consideration to be paid by El Paso in the Merger consists of (i) the retention by Tenneco of any outstanding Tenneco Energy Consolidated Debt as of the Merger Effective Time (subject to the Debt Cash Adjustment) and Tenneco's obligations to the holders of the Junior Preferred Stock issued in the NPS Issuance, (ii) the retention by Tenneco after the Merger of liabilities related to certain discontinued businesses of Tenneco estimated by El Paso at approximately $600 million, and (iii) the issuance of El Paso equity securities with an aggregate value equal to approximately $750 million (subject to the effect of a collar on the market price of El Paso Common Stock), to the holders of Tenneco Common Stock, $7.40 Preferred Stock and $4.50 Preferred Stock (collectively, the "Tenneco Stock").

  Pursuant to the provisions of the Merger Agreement (unless the parties otherwise agree), as soon as practicable (and in any event within two business days) after the satisfaction or waiver of certain conditions summarized herein, the closing of the transactions contemplated by the Merger Agreement will take place (the "Closing") and a Certificate of Merger will be prepared, executed and acknowledged and thereafter delivered to the Secretary of State of Delaware for filing pursuant to the DGCL. The Merger shall become effective at the Merger Effective Time, which shall be the time of the filing of the Certificate of Merger with the Secretary of State of Delaware (or such later date or time set forth therein). As used herein, the term "Closing Date" refers to the date on which the Closing occurs.

EFFECTS OF THE MERGER

  The Merger will have the effects specified in the DGCL. In addition, the Merger Agreement provides that the Tenneco Charter will be amended as of the Merger Effective Time, altering the authorized capital stock of Tenneco, eliminating the authorized class of Preferred Stock and renaming the Junior Preferred Stock as Preferred Stock, eliminating certain restrictions on business combinations with interested stockholders, modifying the number of members of and the structure of the Tenneco Board of Directors, and eliminating provisions regarding transactions between Tenneco and members of its Board of Directors with certain interests in the transactions. See "The Charter Amendment". The Merger Agreement also provides that the bylaws of El Paso Subsidiary, as in effect immediately prior to the Merger Effective Time and amended to include specified provisions regarding the indemnification of and advancement of expenses to directors and officers, shall become the bylaws of Tenneco. In addition, the Merger Agreement provides that the directors of El Paso Subsidiary at the Merger Effective Time will be the initial directors of Tenneco after the Merger.

CERTAIN OTHER PRE-MERGER TRANSACTIONS

  The Merger Agreement requires that the Distributions be consummated before the Merger Effective Time with only such changes or modifications as do not adversely affect, other than to a de minimis extent, the Energy Business. Accordingly, the pre-Distribution transactions and conditions must generally be consummated or satisfied, as the case may be, substantially as described herein prior to the Merger.

  Notwithstanding the foregoing, the Merger Agreement contemplates that under certain circumstances Tenneco may enter into negotiations and/or an agreement regarding a sale, merger or other disposition transaction involving either or both of the Shipbuilding Business and Industrial Business, or any portion thereof (an "S/I Transaction"), and thereby abandon one or both of the Distributions. With prior notice to El Paso,

Tenneco may enter into an S/I Transaction so long as such transaction is not adverse, other than to a de minimis extent, to El Paso or the Energy Business and would not render the Merger impossible or impracticable or materially delay the consummation thereof. If the S/I Transaction would have any of the foregoing effects, the transaction may nonetheless be pursued prior to approval of the Merger by Tenneco stockholders if the Tenneco Board of Directors determines in good faith after consultation with counsel that there is a substantial risk that failure to do so would constitute a breach of its fiduciary duties under applicable law.

EL PASO GUARANTY OF TENNECO PERFORMANCE

  Pursuant to the Merger Agreement and certain instruments to be executed in connection therewith, from and after the Merger Effective Time, El Paso will guarantee the full and timely payment and performance by Tenneco and the other members of the Energy Group of their obligations under the Merger Agreement, Distribution Agreement and each and every other agreement to be entered into pursuant thereto. Such agreements will not require that El Paso guarantee any of Tenneco's obligations under any of the Securities.

CONDITIONS PRECEDENT

 Conditions to Obligations of the Parties

  The respective obligations of each of Tenneco, El Paso and El Paso Subsidiary to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

    (i) the Merger Agreement, the Merger and the Distributions shall have been approved and adopted by the requisite vote of the stockholders of Tenneco, in accordance with the DGCL and the Tenneco Charter;

    (ii) any waiting period applicable to the consummation of the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated (which condition has been satisfied);

    (iii) all authorizations, consents, orders and approvals of, and declarations or filings with, and expiration of waiting periods imposed by, any governmental authority or other person shall have been obtained or filed and shall be in full force and effect (although this shall not apply with respect to the GSR Ruling), other than those which if not obtained or filed would not have a material adverse effect on El Paso and its consolidated subsidiaries, the Energy Business or the ability of any party to consummate the transactions contemplated by the Merger Agreement prior to June 30, 1997 (the "Termination Date");

    (iv) no governmental authority shall have enacted, issued, promulgated, enforced or entered any statute or rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which materially restricts, prevents or prohibits consummation of the Merger or the other transactions contemplated by the Merger Agreement;

    (v) the El Paso Common Stock and El Paso Preferred Depositary Shares (if any) shall have been approved for listing on the NYSE, subject to official notice of issuance;

    (vi) Tenneco shall have received (a) the IRS Ruling Letter as described under "The Distributions--Conditions to Consummation of the Distributions," and (b) to the extent not covered by the IRS Ruling Letter, the Tax Opinion from the law firm of Jenner & Block (counsel to Tenneco) that, among other things, the Merger will qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Code;

    (vii) the Distributions, the Debt Realignment and the other transactions contemplated by the Distribution Agreement (including any S/I Transaction) shall have been effected; and

    (viii) the NPS Issuance shall have been consummated.

 Conditions to Obligations of Tenneco

  The obligations of Tenneco to consummate the transactions contemplated by the Merger Agreement are also subject to the satisfaction, at the Closing, of the following conditions, any or all of which may be waived, in whole or in part, by Tenneco:

    (i) the representations and warranties of El Paso and El Paso Subsidiary in the Merger Agreement shall be true and correct as of the Closing Date with the same effect as if made on and as of the Closing Date (except for changes permitted by the Merger Agreement and failures to remain true and correct which do not have a material adverse effect on El Paso and its consolidated subsidiaries and will not prevent consummation of the transactions contemplated by the Merger Agreement by El Paso or El Paso Subsidiary prior to the Termination Date);

    (ii) each of El Paso and El Paso Subsidiary shall have performed in all material respects their respective obligations under the Merger Agreement to be performed at or prior to the Closing; and

    (iii) delivery to Tenneco by El Paso and El Paso Subsidiary of officers' certificates with respect to the matters identified in clauses (i) and (ii) and certain other corporate proceedings.

 Conditions to Obligations of El Paso and El Paso Subsidiary

  The obligations of El Paso and El Paso Subsidiary to effect the transactions contemplated by the Merger Agreement are also subject to the satisfaction, at the Closing, of the following conditions any or all of which may be waived, in whole or in part, by El Paso and El Paso Subsidiary:

    (i) the representations and warranties of Tenneco contained in the Merger Agreement shall be true and correct as of the Closing Date with the same effect as if made on and as of the Closing Date (except for changes permitted by the Merger Agreement and failures to remain true and correct which do not have a material adverse effect on the Energy Business and will not prevent consummation of the transactions contemplated by the Merger Agreement by Tenneco prior to the Termination Date);

    (ii) Tenneco shall have performed in all material respects its obligations under the terms of the Merger Agreement to be performed at or prior to the Closing;

    (iii) El Paso shall not have reasonably determined, in good faith after consultation with Tenneco and its advisors, that as a result of an announcement or introduction of legislation by certain U.S. government officials identified in the Merger Agreement there exists a reasonable likelihood that the Distributions or the Merger would not be tax-free for federal income tax purposes to Tenneco and El Paso; and

    (iv) delivery to El Paso by Tenneco of officers' certificates with respect to the matters identified in clauses (i) and (ii) and certain other corporate proceedings.

EMPLOYEE BENEFITS

  The Merger Agreement requires Tenneco to enter into the Benefits Agreement and to perform its obligations thereunder. See "The Distributions-- Relationship Among Tenneco, New Tenneco and Newport News After the Distributions." In addition, pursuant to the Merger Agreement, El Paso has agreed to provide (or cause Tenneco to provide) certain benefits to certain employees and former employees of Tenneco and their dependents from and after the Merger Effective Time.

  El Paso has agreed to provide severance benefits, vacation pay, outplacement services and other benefits to certain employees of the Energy Business who are terminated within one year of the Merger Effective Time (other than for death, disability or cause). Pursuant to this agreement, approximately 50 high-level employees of the Energy Business would be eligible to receive severance benefits ranging from 12 to 24 months' base pay and approximately 3,200 other employees of the Energy Business would be eligible to receive severance benefits ranging from six to 52 weeks' base pay. Additionally, El Paso has agreed to provide health care coverage to these employees on an optional basis (with the costs being shared by the employee as are shared by similarly situated active El Paso employees) for a period equal to the months of pay received as severance, up to 12 months.

  El Paso has also agreed to provide retiree medical and life benefits for at least ten years from the Merger Effective Time to former employees of Tenneco and their dependents and to current employees who are eligible to retire as of the Merger Effective Time and retire within a window period after the Merger Effective Time to be selected by El Paso, which will be not less than six months. However, El Paso may institute changes to the retiree medical plan to implement appropriate cost containment features and other methods of providing comparable benefits.

  El Paso has further agreed to provide retention payments to key and other Energy Business employees. Under the executive retention program, certain key employees will be paid an aggregate of $9 million if they cooperate with the effort to sell the Energy Business and remain full-time active employees until the Merger Effective Time. Additionally, a separate retention program has been implemented for approximately 200 lower management and staff level employees with similar conditions and an aggregate of $4 million in payments.

  Employees of the Energy Business will also receive credit for past service with Tenneco in determining entitlements under certain El Paso benefit programs. El Paso has also agreed to satisfy certain obligations owed by Tenneco to specific individuals.

AMENDMENT OR TERMINATION OF THE MERGER AGREEMENT

  The Merger Agreement may be terminated at any time prior to the Merger Effective Time, whether before or after the approval of the Merger Agreement or the Merger by the stockholders of Tenneco and the approval of the Stock Issuance by the stockholders of El Paso (which is being submitted to such
stockholders at a special meeting to be held on or about       , 1996), by (i)
the mutual written consent of El Paso and Tenneco authorized by their respective boards of directors; (ii) El Paso or Tenneco, if the Merger is not consummated by the Termination Date (other than for the terminating party's failure to observe any of the covenants, agreements and conditions of the Merger Agreement to be performed or observed by such party prior to the Closing Date), (iii) El Paso or Tenneco, if there has been a material breach on the part of the other party of any covenant, representation or warranty set forth in the Merger Agreement, or any failure on the part of the other party to comply with its obligations under the Merger Agreement, or any other circumstances have occurred such that the conditions to El Paso's or Tenneco's consummation of the Merger, respectively, could not be satisfied on or prior to the Termination Date; (iv) El Paso or Tenneco, if the stockholders of Tenneco at the Tenneco Special Meeting do not approve the Transaction; (v) El Paso, if the Board of Directors of Tenneco withdraws, amends or modifies in a manner adverse to El Paso its favorable recommendation to its stockholders of the Transaction or promulgates any favorable recommendation with respect to certain business combination transactions not involving El Paso (other than in response to a situation described in clause (iii) above); (vi) Tenneco, if the Board of Directors of El Paso withdraws, amends or modifies in a manner adverse to Tenneco its favorable recommendation to its stockholders or approves an agreement for or recommends to its stockholders a business combination transaction not involving Tenneco (other than in response to a situation described in clause (iii) above); (vii) El Paso or Tenneco, under certain circumstances where, prior to approval of the Transaction by Tenneco stockholders, Tenneco enters into an S/I Transaction which would adversely impact El Paso or the Energy Business, or render the Merger impossible or impracticable or prevent or materially delay consummation of the Merger;
(viii) El Paso, if there has occurred any event, change or effect which, in the aggregate with all other events, changes or effects, reduces the value of the Energy Business by more than $75 million (excluding negative events, changes or effects which result from (A) any action by El Paso or certain affiliated parties, (B) changes in general economic, financial markets or industrial conditions, or (C) matters related to the GSR Ruling); (ix) Tenneco if there has occurred any event, change or effect which, in the aggregate with all other events, changes or effects, reduces the value of El Paso by more than $75 million (excluding negative events, changes or effects which result from (A) any action by Tenneco or certain affiliated parties, or (B) changes in general economic, financial markets or industrial conditions); (x) El Paso, if the GSR Ruling has a specified adverse effect on the Energy Business, so long as El Paso has not materially breached its obligations under the Merger Agreement to cooperate with Tenneco in working towards a favorable resolution thereof; or (xi) Tenneco or El Paso (but only prior to approval of the Transaction by Tenneco's stockholders) if Tenneco receives a

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

Higher Proposal (which is a proposal for an acquisition or similar transaction involving Tenneco and/or the Energy Business if (A) it is reasonably likely to result in the consummation of such a transaction which is more favorable, from a financial point of view, to Tenneco stockholders and (B) Tenneco's Board of Directors determines, in good faith after consultation with independent legal counsel, that there is a substantial risk that failure to pursue such transaction would be found to constitute a breach of its fiduciary duties under applicable law) that it advises El Paso in writing that it wishes to accept and El Paso does not make, within five business days of receipt of such written notice, an offer that the Board of Directors of Tenneco believes, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of Tenneco as the Higher Proposal.

  If the Merger Agreement is terminated as permitted above, the Merger Agreement will become void and there will be no liability or obligation on the part of the terminating party, or the directors, officers, stockholders, employees, agents, consultants or representatives of such party, except that such termination shall not relieve any other party of any damages or other amounts for which it would otherwise be liable, including Tenneco's obligation to pay to El Paso the Termination Fee (as defined) under certain circumstances. See "--Termination Fee" and "--Consulting Arrangement."

  Prior to the Merger Effective Time, whether before or after approval and adoption of the Transaction by the stockholders of Tenneco, the provisions of the Merger Agreement may be amended by a written agreement executed and delivered by the parties thereto, subject to applicable law. After the Merger Effective Time, the provisions of the Merger Agreement may be amended only by a written agreement executed and delivered by El Paso, Tenneco (as the surviving corporation of the Merger) and New Tenneco.

WAIVER

  Any time prior to the Merger Effective Time any party to the Merger Agreement may, by action of its Board of Directors set forth in writing, to the extent legally permissible, extend the time for performance of any of the obligations or other acts of the other parties thereto, waive any inaccuracies in the representations and warranties of the other parties contained therein or in any document delivered pursuant thereto, and waive compliance by any of the other parties thereto with any of the agreement or conditions contained therein.

TERMINATION FEE

  The Merger Agreement requires Tenneco to pay to El Paso a termination fee of $25 million (the "Termination Fee"), plus up to $10 million in actual out-of-pocket expenses incurred and payable to third parties by El Paso, if the Merger Agreement is terminated (i) by El Paso or Tenneco, if prior to approval of the Transaction by Tenneco stockholders Tenneco enters into an S/I Transaction which would adversely impact El Paso or the Energy Business or would prevent or materially delay consummation of the Merger upon a good faith determination (after consultation with and based upon advice of independent counsel) by Tenneco's Board of Directors that there is a substantial risk that the failure to do so would result in a breach of its fiduciary duties under applicable law; (ii) by El Paso or Tenneco if the holders of Tenneco stock do not adopt and approve the Transaction; or (iii) by Tenneco or El Paso (but only prior to approval of the Transaction by Tenneco's stockholders), if Tenneco receives a Higher Proposal that it advises El Paso in writing that it wishes to accept and El Paso does not make, within five business days of receipt of such written notice, an offer that the Board of Directors of Tenneco believes, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of Tenneco as the Higher Proposal. The Termination Fee shall be payable by Tenneco in exchange for a complete release of any liabilities from El Paso.

CONSULTING ARRANGEMENT

  Tenneco and El Paso have entered into a consulting agreement (the "Consulting Agreement") pursuant to which El Paso is providing certain consulting services to Tenneco for the six-month term of the Consulting Agreement with respect to enhancing the Energy Business' relationships with customers, plaintiffs in material litigation and regulatory authorities. As consideration for these services, El Paso is entitled to an aggregate consulting fee of $60 million. Under the terms of the Consulting Agreement, however, this fee is due and payable by Tenneco only if the Merger Agreement is terminated by El Paso or Tenneco in the manner described in either clause (i) or (iii) under "--Termination Fee," or in the manner described in clause (ii) under "--Termination Fee" if Tenneco's Board of Directors withdraws, amends or modifies its recommendation of the Transaction prior to the vote of Tenneco stockholders at the Tenneco Special Meeting.

APPRAISAL RIGHTS

  Holders of shares of $4.50 Preferred Stock and, in the event the NPS Issuance is consummated prior to approval of the Transaction at the Tenneco Special Meeting, Junior Preferred Stock (hereinafter together referred to as "Eligible Stock") will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. No other stockholders of Tenneco are entitled to such appraisal rights.

  THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY SECTION 262, A COPY OF WHICH IS ATTACHED HERETO AS APPENDIX A. ALL REFERENCES IN
SECTION 262 AND IN THIS SUMMARY TO A "STOCKHOLDER" ARE TO THE RECORD HOLDER OF THE SHARES OF ELIGIBLE STOCK AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES OF ELIGIBLE STOCK HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT APPRAISAL RIGHTS.

  Under the DGCL, holders of shares of Eligible Stock who follow the procedures set forth in Section 262 will be entitled to have their shares of Eligible Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

  Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the Tenneco Special Meeting, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available and include in such notice a copy of Section 262. The applicable statutory provisions are attached hereto as Appendix A. Any holder of Eligible Stock who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and such Appendix A carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

  A holder of shares of Eligible Stock wishing to exercise his, her or its appraisal rights must deliver to Tenneco, before the vote on the Transaction (which includes the Merger) at the Tenneco Special Meeting, a written demand for appraisal of his, her or its shares of Eligible Stock and must not vote in favor of the Merger (which is being submitted as a part of the Transaction). Because a duly executed proxy which does not contain voting instructions will, unless revoked, be voted for the Transaction, a holder of shares of $4.50 Preferred Stock who votes by proxy and who wishes to exercise his, her or its appraisal rights must (i) vote against the Transaction, or (ii) abstain from voting on the Transaction. A vote against the Transaction, in person or by proxy, will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. In addition, a holder of shares of Eligible Stock wishing to exercise his, her or its appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares of record until the Merger Effective Time. If any holder of shares of Eligible Stock fails to comply with any of these conditions and the Merger becomes effective, the holder of shares of Eligible Stock will be entitled to receive the consideration (if any) receivable with respect to such shares in the absence of a valid assertion of appraisal rights in accordance with the Merger Agreement.

  Only a holder of record of shares of Eligible Stock is entitled to assert appraisal rights for the shares of Eligible Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his, her or its name appears on his, her or its stock certificates, and must state that the stockholder intends thereby to demand appraisal of his, her or its shares in connection with the Merger. If the shares of Eligible Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Eligible Stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of Eligible Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Eligible Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Eligible Stock held for other beneficial owners; in such case, however, the written demand should set forth the number of shares of Eligible Stock as to which appraisal is sought and where no number of shares of Eligible Stock is expressly mentioned the demand will be presumed to cover all shares of Eligible Stock held in the name of the record owner. Stockholders who hold their shares of Eligible Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

  All written demands for appraisal pursuant to Section 262 should be sent or delivered to Tenneco at 1275 King Street, Greenwich, Connecticut 06831,
Attention: Corporate Secretary.

  Within 10 days after the Merger Effective Time, Tenneco, as the surviving corporation of the Merger, must notify each holder of Eligible Stock who has complied with Section 262 and has not voted in favor of or consented to the Merger of the date that the Merger has become effective. Within 120 days after the Merger Effective Time, but not thereafter, Tenneco or any holder of Eligible Stock who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of his, her or its shares of $4.50 Preferred Stock or Junior Preferred Stock, as the case may be. Tenneco is under no obligation to and has no present intention to file such a petition. Accordingly, it is the obligation of the holders of $4.50 Preferred Stock and Junior Preferred Stock, respectively, to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

  Within 120 days after the Merger Effective Time, any holder of Eligible Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Tenneco a statement setting forth the aggregate number of shares of $4.50 Preferred Stock or Junior Preferred Stock, as the case may be, not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after a written request therefor has been received by Tenneco or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

  If a petition for an appraisal is timely filed by a holder of shares of $4.50 Preferred Stock or Junior Preferred Stock, as the case may be, and a copy thereof is served upon Tenneco, Tenneco will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all holders of $4.50 Preferred Stock or Junior Preferred Stock, as the case may be, who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those holders of $4.50 Preferred Stock or Junior Preferred Stock, as the case may be, who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the holders of shares of Eligible Stock who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

  After determining the holders of Eligible Stock entitled to appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares of $4.50 Preferred Stock or Junior Preferred Stock, as the case may be, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a

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

fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders of Eligible Stock considering seeking appraisal should be aware that the fair value of their shares of Eligible Stock as determined in an appraisal proceeding under Section 262 could be more than, the same as or less than the value of the shares they would receive or continue to hold, as the case may be, pursuant to the Merger if they did not seek appraisal of their shares of Eligible Stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceeding. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Eligible Stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged against the value of all the shares of Eligible Stock entitled to be appraised.

  Any holder of shares of Eligible Stock who has duly demanded an appraisal in compliance with Section 262 will not, after the Merger Effective Time, be entitled to vote the shares of Eligible Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of Eligible Stock (except dividends or other distributions payable to holders of record of Eligible Stock as of a record date prior to the Merger Effective Time).

  If any stockholder who demands appraisal of his, her or its shares of Eligible Stock under Section 262 fails to perfect, or effectively withdraws or loses, his, her or its right to appraisal, as provided in the DGCL, the shares of $4.50 Preferred Stock or Junior Preferred Stock, as the case may be, of such stockholder will be converted into the right to receive shares of El Paso Common Stock or remain outstanding as shares of Junior Preferred Stock, respectively, pursuant to the Merger Agreement as described herein (without interest). A stockholder will fail to perfect, or effectively loses or withdraws, his, her or its right to appraisal if no petition for appraisal is filed within 120 days after the Merger Effective Time, or if the stockholder delivers to Tenneco a written withdrawal of his, her, or its demand for appraisal and an acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Merger Effective Time will require the written approval of Tenneco and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

  FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

  Pursuant to the Merger Agreement, from and after the Merger Effective Time Tenneco will be solely responsible for (and shall indemnify New Tenneco and Newport News against) the payment of any and all consideration that may be determined pursuant to Section 262 to be due to the holders of Eligible Stock who have perfected their rights to appraisal as described herein.

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

          CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION

  The following is a summary description of the material federal income tax consequences of the Transaction. This summary is for general informational purposes only and is not intended as a complete description of all of the tax consequences of the Transaction and does not discuss tax consequences under the laws of state or local governments or of any other jurisdiction.

  THE FOLLOWING DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING, PROPOSED AND TEMPORARY TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE WHICH MAY OR MAY NOT BE RETROACTIVE, AND ANY SUCH CHANGES COULD AFFECT THE VALIDITY OF THE FOLLOWING DISCUSSION. SEE "--POSSIBLE FUTURE LEGISLATION" BELOW.

TAX RULINGS AND OPINIONS

  Consummation of the Distributions is conditioned upon Tenneco's receipt of the IRS Ruling Letter, reasonably acceptable to Tenneco and El Paso, to the effect that:

    (a) the Distribution of New Tenneco Common Stock will be tax-free for federal income tax purposes to Tenneco under Section 355(c)(1) of the Code and to the Tenneco stockholders under Section 355(a) of the Code;

    (b) the Distribution of Newport News Common Stock will be tax-free for federal income tax purposes to Tenneco under Section 355(c)(1) of the Code and to the Tenneco stockholders under Section 355(a) of the Code; and

    (c) the following distributions to be effected as part of the Corporate Restructuring Transactions will be tax-free for federal income tax purposes to the respective transferor corporations under Section 355(c)(1) or 361(a) of the Code and to the respective stockholders of the transferor corporations under Section 355(a) of the Code: (i) the distribution by Newport News of the capital stock of Tenneco Packaging Inc. to Tenneco Corporation; (ii) the distribution by Tenneco Corporation of the capital stock of Newport News and New Tenneco to TGP; and (iii) the distribution by TGP of the capital stock of Newport News and New Tenneco to Tenneco.

  A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be retroactively revoked or modified by the IRS. The rulings obtained from the IRS will be based on certain facts and representations, some of which will have been made by El Paso. Generally, the IRS Ruling Letter would not be revoked or modified retroactively provided that (i) there has been no misstatement or omission of material facts, (ii) the facts at the time of the Transaction are not materially different from the facts upon which the IRS Ruling Letter was based, and (iii) there has been no change in the applicable law.

  Consummation of the Merger is conditioned upon receipt of the foregoing rulings and, to the extent not covered by the IRS Ruling Letter, receipt of the Tax Opinion of Jenner & Block, as counsel to Tenneco, to the effect that:

    (a) the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(B) of the Code, and Tenneco, El Paso and El Paso Subsidiary will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

    (b) El Paso will not recognize any gain or loss upon receipt of Tenneco Stock, solely in exchange for El Paso Common Stock and El Paso Preferred Depositary Shares (if any), as set forth in the Merger Agreement;

    (c) El Paso's basis in the Tenneco Stock will, in each case, be equal to the basis of such stock in the hands of Tenneco stockholders immediately prior to the Merger;

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

    (d) El Paso's holding period for the Tenneco Common Stock, $7.40 Preferred Stock and $4.50 Preferred Stock will, in each case, include the period during which such stock was held by the Tenneco stockholders;

    (e) the holders of the Tenneco Common Stock, $7.40 Preferred Stock and $4.50 Preferred Stock (the "Tenneco Stockholders") will not recognize any gain or loss upon the exchange of such stock for El Paso Common Stock and El Paso Preferred Depositary Shares (if any);

    (f) the basis of the El Paso Common Stock and El Paso Preferred Depositary Shares (if any) to be received by the holders of the Tenneco Common Stock, $7.40 Preferred Stock and $4.50 Preferred Stock will be the same as the basis of the Tenneco Stock surrendered in exchange therefor; and

    (g) the holding period for the El Paso Common Stock and El Paso Preferred Depositary Shares (if any) to be received by the holders of the Tenneco common stock, $7.40 Preferred Stock and $4.50 Preferred Stock will include the holding period for the Tenneco Stock surrendered in exchange therefor, provided that the Tenneco Stock surrendered is held as a capital asset on the closing date of the Merger.

  The Tax Opinion also is to cover certain other federal tax matters addressed below in this section of the Prospectus (including treatment of holders of Tenneco Stock receiving cash in lieu of fractional share interests of El Paso Common Stock or fractional El Paso Preferred Depositary Shares and treatment of holders of $4.50 Preferred Stock, if any, who demand appraisal rights in connection with the Merger and receive cash in accordance with the DGCL).

  Unless the matters to be covered in the Tax Opinion are covered by the IRS Ruling Letter, receipt of the Tax Opinion is a condition to the obligations of each of Tenneco, El Paso and El Paso Subsidiary to consummate the transactions contemplated by the Merger Agreement. Although this condition may be waived by the parties (subject to applicable law), neither Tenneco, El Paso nor El Paso Subsidiary currently intends to consummate the transactions contemplated by the Merger Agreement unless the Tax Opinion is delivered to Tenneco in a timely manner. The Tax Opinion is presently expected to be delivered immediately prior to the Closing of the Merger.

  An opinion of counsel is not binding on the IRS or the courts. Moreover, the Tax Opinion of Jenner & Block will be based upon, among other things, current law and certain representations as to factual matters made by Tenneco and El Paso, which representations if incorrect or incomplete in certain material respects, would jeopardize the conclusions reached in the opinion. With respect to both the IRS Ruling Letter and the Tax Opinion, representations as to factual matters will include a representation that there is no stockholder of Tenneco who beneficially owns five percent or more of Tenneco's capital stock, and to the best knowledge of Tenneco management, there is no plan or intention on the part of the remaining Tenneco stockholders to sell, exchange or otherwise dispose of a number of shares of El Paso Common Stock or El Paso Preferred Depositary Shares received in the Merger that would reduce the Tenneco Stockholders' ownership of El Paso Common Stock and El Paso Preferred Depositary Shares to a number of shares having a value, as of the Merger Effective Time, of less than 50 percent of the value of all of the shares of Tenneco Stock formerly outstanding as of the Merger Effective Time. For purposes of the foregoing representation, shares of Tenneco Stock surrendered by holders who demand appraisal rights or exchanged for cash in lieu of fractional shares of El Paso Common Stock or El Paso Preferred Depositary Shares will be treated as outstanding Tenneco Stock as of the Merger Effective Time. Moreover, shares of Tenneco Stock, El Paso Common Stock and El Paso Preferred Depositary Shares held by Tenneco Stockholders and otherwise sold, redeemed or disposed of prior to or subsequent to the Merger Effective Time will be considered in making the foregoing representation.

  Representations as to factual matters will also include, among other things, that (i) El Paso has no plan or intention to liquidate Tenneco, to merge Tenneco into another corporation, to cause Tenneco to sell or otherwise dispose of its assets, other than certain assets unrelated to (or immaterial in relation to) Tenneco's interstate pipeline or natural gas marketing businesses, or to sell or otherwise dispose of Tenneco Stock acquired in the Merger (except as described in Section 368(a)(2)(C) of the Code), (ii) immediately following the Merger, El

Paso will continue the Energy Business or use a significant portion of the assets of the Energy Business in a business, (iii) El Paso has no plan or intention to reacquire any El Paso Common Stock or El Paso Preferred Depositary Shares issued to Tenneco stockholders in the Merger, (iv) immediately following the Merger, El Paso will be in control of Tenneco within the meaning of Section 368(c) of the Code, and (v) except as set forth in the Merger Agreement, Tenneco, El Paso, El Paso Subsidiary and the Tenneco stockholders will pay their own expenses, if any, incurred in connection with the Merger.

  The receipt of the Tax Opinion will not be a condition to consummation of the Merger to the extent the matters referred to in the opinion are covered by rulings obtained by Tenneco from the IRS. In this regard, Tenneco has requested rulings from the IRS on certain tax matters to be covered in the Tax Opinion.

THE DISTRIBUTIONS

  It is expected that the Distributions will qualify as tax-free distributions under Section 355 of the Code. Assuming that the Distributions so qualify, (i) the holders of Tenneco Common Stock will not recognize gain or loss upon receipt of shares of Newport News Common Stock or shares of New Tenneco Common Stock, (ii) each holder of Tenneco common stock will allocate his, her or its aggregate tax basis in such Tenneco common stock immediately before the Distributions among the Tenneco common stock, Newport News Common Stock and New Tenneco Common Stock in proportion to their respective fair market values,
(iii) the holding period of each holder of Tenneco common stock for the Newport News Common Stock and the New Tenneco Common Stock will include the holding period for his, her or its Tenneco common stock, provided that the Tenneco common stock is held as a capital asset at the time of the Distributions, and
(iv) Tenneco will not recognize any gain or loss on its distribution of the New Tenneco Common Stock or Newport News Common Stock to its stockholders.

  If the Distributions were not to qualify as tax-free distributions under
Section 355 of the Code, then, in general, a corporate level federal income tax would be payable by the consolidated group of which Tenneco is the common parent, which tax (assuming the internal spin-off transactions included in the Corporate Restructuring Transactions also failed to qualify under Code Section
355) would be based upon the gain (computed as the difference between the fair market value of the stock distributed and the distributing corporation's adjusted basis in such stock) realized by each of the distributing corporations upon its distribution of the stock of one or more controlled corporations to its stockholders in the Transaction. Under the terms of the Tax Sharing Agreement, neither New Tenneco nor Newport News will be liable to indemnify Tenneco for any additional taxes incurred by reason of the Distributions being taxable, unless the Distributions fail to qualify for tax-free treatment under
Section 355 of Code as a result of the inaccuracy of certain factual statements or representations made in connection with the request for the IRS Ruling Letter or Tax Opinion or New Tenneco or Newport News take any action which is inconsistent with any factual statements or representations or the tax treatment of the Transaction as contemplated in the IRS Ruling Letter request or the Tax Opinion. See the discussion of the Tax Sharing Agreement under "The Distributions--Relationship Among Tenneco, New Tenneco and Newport News After the Distributions."

  Various of the Corporate Restructuring Transactions are intended to be tax-free for federal income tax purposes, although Tenneco has sought an IRS ruling to that effect only with respect to certain of such transactions. Except as otherwise provided in the Tax Sharing Agreement, Tenneco will be liable for any unintended gain recognized in connection with the Corporate Restructuring Transactions, other than such gains which are the result of the failure of New Tenneco or Newport News to comply with certain tax-related representations and covenants to refrain from taking action which is inconsistent with certain factual statements or representations or the tax treatment of the Transaction as contemplated in the IRS Ruling Letter request or in the Tax Opinion. See "The Distributions--Relationship Among Tenneco, New Tenneco and Newport News After the Distributions."

THE MERGER

  It is expected that the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(B) of the Code. If the Merger so qualifies, (i) Tenneco Stockholders will not recognize gain or loss upon the receipt of

El Paso Common Stock and El Paso Preferred Depositary Shares (if any) in exchange for their Tenneco Stock, (ii) each Tenneco Stockholder's tax basis in the Tenneco Stock (as determined immediately following the Distributions) will carry over to the El Paso Common Stock and El Paso Preferred Depositary Shares (if any), (iii) each Tenneco Stockholder's holding period for Tenneco Stock will carry over to the El Paso Common Stock and/or El Paso Preferred Depositary Shares (if any), provided that the Tenneco Stock is held as a capital asset immediately prior to the Merger Effective Time, and (iv) any Tenneco Stockholder receiving cash in lieu of fractional shares or any fractional El Paso Preferred Depositary Shares will recognize capital gain or loss (provided the shares of Tenneco surrendered are held as capital assets immediately prior to the Merger Effective Time) equal to the difference between the amount of cash received and the portion of such stockholder's basis in the shares of Tenneco Stock allocable to such fractional share interests and such capital gain or loss will be long-term capital gain or loss if the holding period for such shares is more than one year.

  In addition, holders of $4.50 Preferred Stock and Junior Preferred Stock who properly demand appraisal in accordance with the terms of Delaware law and receive cash in an appraisal proceeding will be treated as having received that cash as a distribution in redemption of such stock subject to the provisions and limitations of Section 302 of the Code. Any such holder who holds no El Paso stock, directly or by reason of attribution under Section 318 of the Code, will be treated as having a complete termination of their interests within the meaning of Section 302(b)(3) of the Code, the cash received will be treated as a distribution in full payment in exchange for their $4.50 Preferred Stock or Junior Preferred Stock, as the case may be, under Section 302(a) of the Code, and such stockholders will recognize capital gain or loss, provided such stock is held as a capital asset at the Merger Effective Time, in an amount equal to the difference between the amount of the cash received and such stockholders' basis in the shares surrendered and such capital gain or loss will be long-term capital gain or loss if the holding period for such shares is more than one year. Any such holder who holds El Paso stock, directly or indirectly by reason of attribution under Section 318 of the Code, will also be entitled to capital gain treatment unless the receipt of the cash is considered to have the effect of a dividend distribution under Section 302 of the Code. In this event, the cash such stockholders receive is treated as a dividend to the extent of such holder's ratable share of applicable current and/or accumulated earnings and profits. For a stockholder taxed as a domestic corporation (other than an S corporation), if the cash received is treated as a dividend, such holder may, subject to the conditions set forth in Section 243 and 246 of the Code, be entitled to deduct an amount equal to 70 percent of the amount taxed as a dividend. In general, the receipt of cash or other property will not be considered to have the effect of a dividend distribution if (a) it is "substantially disproportionate" with respect to such stockholders, or (b) it is "not essentially equivalent to a dividend" with respect to such holder. Stockholders should consult their own tax advisors with respect to the issue of constructive ownership and the possibility of satisfying the "substantially disproportionate" or "not essentially equivalent to a dividend" tests.

  The failure of the Merger to qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Code may cause the Distributions to not qualify as tax-free distributions under Section 355 of the Code, in which case (as described in the second paragraph under "--The Distributions" above) Tenneco will recognize gain or loss on its distribution of the New Tenneco Common Stock or Newport News Common Stock to its stockholders.

POSSIBLE FUTURE LEGISLATION

  The Administration's Budget Proposal issued March 19, 1996 contains several revenue proposals, including a proposal (the "Anti-Morris Trust Proposal") which would require a distributing corporation in a transaction otherwise qualifying as a tax-free distribution under Section 355 of the Code to recognize gain on the distribution of the stock of the controlled corporation unless the direct and indirect stockholders of the distributing corporation own more than 50 percent of the distributing corporation and controlled corporations at all times during the four year period commencing two years prior to the distribution. The Anti-Morris Trust Proposal would apply to any distributions occurring after March 19, 1996, unless such distribution was (i) pursuant to a binding contract on such date, (ii) described in a ruling request submitted to the IRS on or before such date, or (iii) described in a public announcement or Commission filing on or before such date.

  On March 29, 1996, Senator William V. Roth, Chairman of the Senate Finance Committee and Congressman Bill Archer, Chairman of the House Ways & Means Committee, issued a joint statement (the "Roth-Archer Statement") to the effect that should certain of the revenue proposals included in the Administration's Budget (including the Anti-Morris Trust Proposal), be enacted, their effective date will be no earlier than the date of "appropriate Congressional action." As of the date of this Prospectus, no legislation has been introduced relating to the Anti-Morris Trust Proposal. On June 27, 1996, Tenneco submitted its request for rulings (including rulings on the tax-free treatment of the Distributions) to the IRS. Accordingly, in view of the Roth-Archer Statement, any future Anti-Morris Trust legislation should not apply to the Distributions assuming that the effective date of such legislation contains a grandfather clause for transactions for which a ruling request has been filed with the IRS prior to the date of "appropriate Congressional action." Nevertheless, there can be no assurances that Congress will not adopt Anti-Morris Trust Proposal legislation which would apply retroactively to the Distributions. In the event such legislation is announced or introduced prior to the consummation of the Transaction, under the terms of the Merger Agreement El Paso may elect not to proceed with the Merger if it reasonably determines that there exists a reasonable likelihood that the Distributions or the Merger would not be tax-free for federal income tax purposes. If El Paso elects to proceed with the Merger notwithstanding the announcement or introduction of Anti-Morris Trust legislation, the Distributions, if ultimately subject to such legislation, may result in significant taxable gain to Tenneco under Section 355(c) of the Code. Although Tenneco Stockholders would not recognize taxable gain or loss on the receipt of the stock of New Tenneco and Newport News under the current Anti-Morris Trust Proposal, the taxable gain required to be recognized by Tenneco under Code Section 355(c) would significantly reduce the value of the El Paso Common Stock and El Paso Preferred Depositary Shares (if any) received by the Tenneco Stockholders in the Merger.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Under the existing Certificate of Incorporation, as amended, of the Company (the "Certificate of Incorporation"), the authorized capital stock of the Company consists of 15,000,000 shares of Preferred Stock, without par value ("Preferred Stock"); 50,000,000 shares of Junior Preferred Stock, without par value ("Junior Preferred Stock"); and 350,000,000 shares of Common Stock, par value $5.00 per share ("Common Stock"). Upon consummation of the Merger, the Certificate of Incorporation will be amended to (i) provide that the
authorized capital stock of the Company will consist of    ,000,000 shares of
Preferred Stock and    ,000,000 shares of Common Stock, (ii) rename the Junior
Preferred Stock as the Preferred Stock and (iii) remove all references to the class of stock formerly identified as "Preferred Stock."

  As of September 30, 1996, the following shares of capital stock were
outstanding:    shares of $7.40 Preferred Stock,     shares of $4.50 Preferred
Stock and     shares of Common Stock. Upon consummation of the Merger, the outstanding shares of $7.40 Preferred Stock and $4.50 Preferred Stock will be converted into the right to receive common stock of El Paso, and all outstanding shares of Common Stock other than shares owned by El Paso, the Company, and their respective wholly owned subsidiaries will be converted into the right to receive El Paso Common Stock (and, if the Stock Issuance is not approved, depositary shares representing fractional interests in El Paso's Adjustable Rate Cumulative Preferred Stock, par value $.01 per share). No shares of Junior Preferred Stock were issued and outstanding on September 30, 1996, although 3,500,000 shares of Series A Participating Junior Preferred Stock have been authorized for issuance pursuant to a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as rights agent, which is described under the subcaption "--Certain Anti-Takeover Provisions--Rights Agreement." The rights issued pursuant to the Rights Agreement will expire upon the effectiveness of the Merger. Junior Preferred Stock issued prior to the Merger will not be converted or otherwise exchanged in the Merger and will remain outstanding immediately following consummation thereof (held by the persons who were the holders of such shares prior to the Merger) and the holders thereof will receive no consideration in respect thereof in connection with the Merger.

  The Certificate of Incorporation currently provides the holders of Junior Preferred Stock with various rights, powers and preferences, all of which will be removed from the Certificate of Incorporation if the Charter Amendment is adopted. These rights, powers and preferences include the requirement that Tenneco obtain the consent of the holders of the Junior Preferred Stock before taking certain actions, including but not limited to (i) creating a class of stock, or increasing the amount of any existing class of stock, which ranks prior to or on parity with the Junior Preferred Stock in respect of dividends or distribution of assets on liquidation, (ii) amending the Certificate of Incorporation in a manner which adversely affects the holders of the Junior Preferred Stock, and (iii) transferring all or substantially all of the Company's assets or merging with another company unless the Company is the surviving corporation. Accordingly, the only rights, powers and preferences of the holders of a series of Junior Preferred Stock after the effectiveness of the Charter Amendment will be the rights, powers and preferences set forth in the Certificate of Designation with respect to such series.

  As described above, upon consummation of the Merger, the Certificate of Incorporation will be amended to eliminate the current class of Preferred Stock, to change the name of the Junior Preferred Stock to Preferred Stock and to remove all references to the class of stock formerly identified as "Preferred Stock." In addition, the Certificate of Incorporation will be further amended in the Merger to eliminate or amend various provisions applicable to all of the Company's stockholders. For a description of these additional amendments to the Certificate of Incorporation. See "The Merger-- Effects of the Merger".

  The summaries of the terms of the Preferred Stock, the Junior Preferred Stock and Common Stock contained herein do not purport to be complete and are subject to, and qualified in their entirety by reference to, all the provisions of the Certificate of Incorporation and the Certificates of Designation of Preferences and Rights of the $7.40 Preferred Stock and the $4.50 Preferred Stock filed as exhibits to the Registration Statement of which this Prospectus is a part.

JUNIOR PREFERRED STOCK

  The Board of Directors of the Company may authorize from time to time the issuance in series of additional shares of Junior Preferred Stock. The relative rights, powers, preferences and limitations of the respective series of the Junior Preferred Stock offered hereby will be set forth in the respective Certificates of Designation for each series. The Certificate of Incorporation contains certain rights, powers and preferences of the Junior Preferred Stock in addition to those to be contained in the Certificates of Designation, which additional rights, powers and preferences will be eliminated upon the adoption of the Charter Amendment. The shares of Junior Preferred Stock, when issued and sold, will be fully paid and nonassessable.

  The following description of the terms of the Junior Preferred Stock sets forth certain general terms and provisions of the Junior Preferred Stock. The number of shares and all of the terms and conditions of the relative rights, powers, preferences and limitations of the respective series of Junior Preferred Stock as established by the Board of Directors will be set forth in the Prospectus Supplement accompanying this Prospectus relating to the particular series of Junior Preferred Stock being offered thereby. The terms of particular series of Junior Preferred Stock may differ, among other things, in (i) the number of shares that constitute such series, (ii) the dividend rate (or the method of calculation thereof) on the shares of such series,
(iii) the dividend periods (or the method of calculation thereof), (iv) the stated value of the shares of such series, (v) the voting rights, if any, of the shares of such series, (vi) the preferences and rights of the shares of such series upon any liquidation or winding-up of the Company, (vii) whether or not and on what terms the shares of such series will be subject to redemption at the option of the Company and (viii) the other rights and privileges and any qualifications, limitations or restrictions of such rights or privileges of such series.

  The following statements are brief summaries of certain provisions that are currently contained in the Certificate of Incorporation, do not purport to be complete and are qualified in their entirety by reference to such Certificate of Incorporation. Each of the following provisions of the Certificate of Incorporation will be eliminated upon the effectiveness of the Charter Amendment and thereafter the holders of Junior Preferred Stock will have such rights only if provided for in the Certificate of Designation relating to such series.

  Rank. The Certificate of Incorporation currently provides that the Junior Preferred Stock ranks, as to payment of dividends and amounts payable on liquidation, prior to the Common Stock (see "--Common Stock" below) and junior to the $4.50 Preferred Stock and the $7.40 Preferred Stock.

  Dividends. The Certificate of Incorporation currently provides that holders of shares of the Junior Preferred Stock will be entitled to receive, when and as declared by the Board of Directors out of funds legally available for payment, cumulative cash dividends at an annual rate determined by the Board of Directors therefor as set forth in the resolution of the Board of Directors fixing the terms of such series. In addition, unless full cumulative dividends on the outstanding shares of Junior Preferred Stock have been paid, or declared and set apart for payment, and the full dividend for the current period shall have been paid or declared, dividends may not be paid or declared and other distributions may not be made upon the Common Stock nor may any Common Stock be purchased, retired or otherwise acquired by the Company. If at any time the Company has failed to pay accrued dividends on any outstanding shares of Preferred Stock at the time such dividends are payable, the Company may not pay or declare any dividend or other distribution on any series of Junior Preferred Stock or purchase, retire, or otherwise acquire any shares of any series of Junior Preferred Stock until such accumulated but unpaid dividends on such senior shares have been paid (or declared and set aside for payment) in full by the Company. In addition, the Company may not pay or declare any dividend or other distribution on, or purchase, retire or otherwise acquire, any series of Junior Preferred Stock unless the full dividend on each series of Preferred Stock for the current dividend period has been paid or declared.

  Liquidation Rights. The Certificate of Incorporation provides that, in the event of any liquidation, dissolution or winding up of the Company, the holders of Junior Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution is made to holders of (i) any other shares of any other class ranking junior to the Junior Preferred Stock as to rights upon liquidation, dissolution or winding up that may be issued in the future or (ii) Common Stock, liquidating distributions in an amount equal to the amount per share fixed for each series of Junior Preferred Stock. Prior to the Merger, the holders of the shares of Junior Preferred Stock will not be entitled to receive the liquidation price of such shares until the liquidation preference of any Preferred Stock shall have been paid in full. The Certificate of Incorporation currently provides that if upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to any series of Junior Preferred Stock are not paid in full, the holders of all series of Junior Preferred Stock will share ratably in any such distribution in proportion to the full respective preferential amounts to which they are entitled. The Certificate of Incorporation currently provides that after payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Junior Preferred Stock are not entitled to any further participation in any distribution of assets by the Company.

  Redemption. The terms of any mandatory or optional redemption or sinking fund provision applicable to a series of Junior Preferred Stock will be as set forth in the Certificate of Designation applicable to such series. The Certificate of Incorporation currently provides that during the continuance of any default in the payment of dividends in the Junior Preferred Stock, no shares of Junior Preferred Stock may be purchased, redeemed or otherwise acquired without the consent of the holders of at least a majority of the number of shares of Junior Preferred Stock present at a meeting, provided that a quorum, consisting of at least a majority of the outstanding shares of Junior Preferred Stock, is present thereat. If fewer than all the outstanding shares of a series of Junior Preferred Stock are to be redeemed, the Company will select those to be redeemed pro rata, by lot or by a substantially equivalent method.

  Voting Rights. Except as described below and unless otherwise contained in the Certificate of Designation providing for such series and except as required by law, the holders of the Junior Preferred Stock have no voting rights.

  The Certificate of Incorporation currently provides that the Company may not amend any of the provisions of the Certificate of Incorporation so as to affect adversely the rights, powers or preferences of the Junior Preferred Stock (other than provisions relating exclusively to a particular series of Junior Preferred Stock) without the consent of the holders of at least two-thirds of the outstanding shares of Junior Preferred Stock, irrespective of series, and the Company may not amend any such provisions of the Certificate of Incorporation or of any resolutions relating exclusively to the rights of a particular series of Junior Preferred Stock so as to affect adversely the rights, powers or preferences of such series, without the consent of the holders of at least two-thirds of the outstanding shares of such series. In addition, the Certificate of Incorporation currently provides that the Company may not, without the consent of the holders of at least a majority of the outstanding shares of Junior Preferred Stock, (i) create or authorize any class of stock ranking prior to or on a parity with the Junior Preferred Stock as to dividends or the distribution of assets in liquidation or increase the authorized amount of Junior Preferred Stock, Preferred Stock or any class of stock ranking prior to or on a parity with the Junior Preferred Stock as to dividends or the distribution of assets in liquidation or create or authorize any obligation or security convertible into Preferred Stock, Junior Preferred Stock or shares of stock of any class ranking prior to or on a parity with the Junior Preferred Stock as to dividends or the distribution of assets in liquidation, or (ii) transfer substantially all its property or business, or consolidate with or merge into any other corporation; this provision, however, does not apply to a merger of another corporation into the Company or to mortgages of property of the Company. The Certificate of Incorporation currently provides that the Company may not, without the affirmative vote of at least a majority of the outstanding shares of Junior Preferred Stock present at an annual meeting or special meeting called for that purpose at which at least a majority of the outstanding shares is present, redeem or otherwise acquire for value any shares of Junior Preferred Stock or of any other stock ranking on a parity with the Junior Preferred Stock in respect of dividends or distribution of assets on liquidation during the continuance of any default in the payment of dividends on the Junior Preferred Stock. Notwithstanding the elimination of the voting rights described above to be effected by the Charter Amendment, pursuant to the DGCL, approval of a majority of the outstanding shares of Junior Preferred Stock will nonetheless be necessary to effect an amendment to the Certificate of Incorporation that increases or decreases the authorized number of shares of Junior Preferred Stock, increases or decreases the par value of the Junior Preferred Stock or alters or changes the powers, preferences or special rights of the shares of Junior Preferred Stock so as to affect them adversely. If, however, any proposed amendment would alter or change the powers, preferences or special rights of one or more series of Junior Preferred Stock so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purpose of the relevant provisions of the DGCL.

PREFERRED STOCK

  In addition to voting rights, redemption and conversion rights and other terms and provisions fixed for each series of Preferred Stock by the Board of Directors, the Certificate of Incorporation currently provides the preferences and rights for the Preferred Stock as set forth below. Upon consummation of the Merger, the shares of Preferred Stock currently outstanding will be converted into the right to receive certain consideration in the Merger, the Certificate of Incorporation will be amended to eliminate the class of Preferred Stock (and the provisions described below) and the class of Junior Preferred Stock will be renamed Preferred Stock.

  Dividends. The holders of Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of the Company's assets legally available therefor, cumulative preferential dividends at the rate per annum fixed for the respective series. All shares of Preferred Stock rank on a parity with respect to dividend rights, irrespective of series, and no dividend may be declared or paid or set apart for payment on the Preferred Stock of any series unless at the same time a dividend in like proportion to the dividends accrued upon the Preferred Stock of each other series shall be declared or paid or set apart for payment, as the case may be, on Preferred Stock of each other series then outstanding. The dividend rate on the $7.40 Preferred Stock is $7.40 per share per annum and the dividend rate on the $4.50 Preferred Stock is $4.50 per share per annum.

  No dividends whatsoever may be paid or declared, or any distribution made, on any stock junior to the Preferred Stock, nor may any shares of such junior stock be purchased, retired or otherwise acquired for valuable consideration unless all past dividends on the Preferred Stock shall have been paid or declared and set apart. In addition, the Company may not pay any such dividend or distribution on, or purchase, retire or otherwise acquire, such junior stock unless the full dividend on the shares of Preferred Stock for the current dividend period has been paid or declared.

  Liquidation Rights. Holders of each series of Preferred Stock are entitled to such liquidation preferences as are fixed for such series, provided that such amount cannot exceed $100 per share in the event of involuntary liquidation. If there are insufficient assets to permit full payment to holders of the Preferred Stock of the amount to which they are entitled upon liquidation, such assets will be distributed to holders of shares of Preferred Stock pro rata in proportion to the amount payable upon each share thereof. The amount payable to the holders of outstanding shares of Preferred Stock upon liquidation will be paid before any distribution is made to the holders of any class of stock of the Company ranking junior to the Preferred Stock. The liquidation preference fixed for the $7.40 Preferred Stock is $100 per share and the liquidation preference fixed for the $4.50 Preferred Stock is $100 per share.

  Voting. The Company is not permitted to amend any of the provisions of the Certificate of Incorporation so as to affect adversely the rights, powers or preferences of the Preferred Stock (other than provisions relating exclusively to a particular series of Preferred Stock) without the consent of the holders of at least two-thirds of the outstanding shares of Preferred Stock, irrespective of series, and the Company may not amend any such provisions of the Certificate of Incorporation or of any resolutions relating exclusively to the rights of a particular series of Preferred Stock so as to the affect adversely the rights, powers or preferences of such series, without the consent of the holders of at least two-thirds of the outstanding shares of such series.

  The Company may not, without the consent of the holders of at least a majority of the outstanding shares of Preferred Stock, (i) create or authorize any class of stock ranking prior to or on a parity with the Preferred Stock as to dividends or assets, or increase the authorized amount of Preferred Stock or any class of stock ranking prior to or on a parity with the Preferred Stock as to dividends or assets or create or authorize any obligation or security convertible into shares of stock of any class ranking prior to or on a parity with the Preferred Stock as to dividends or assets, or (ii) transfer substantially all its property or business, or consolidate with or merge into any other corporation; this provision, however, does not apply to a merger of another corporation into the Company or to mortgages of property of the Company.

  The Company may not, without the affirmative vote of at least a majority of the outstanding shares of Preferred Stock present at an annual meeting or special meeting called for that purpose at which at least a majority of the outstanding shares is present, redeem or otherwise acquire for value any shares of Preferred Stock or of any other stock ranking on a parity with the Preferred Stock in respect of dividends or distribution of assets on liquidation during the continuance of any default in the payment of dividends on the Preferred Stock.

  Holders of the $7.40 Preferred Stock and holders of the Common Stock are entitled to vote together on the basis of one vote for each share held at all meetings of shareholders of the Company. Holders of the $7.40 Preferred Stock are not entitled to vote separately as a class except with regard to matters relating exclusively to the rights of such series so as to adversely affect the rights, powers or preferences of such series. In addition, holders of the $7.40 Preferred Stock of the Company become entitled to elect two additional members of the Board of Directors whenever dividends on such stock are in arrears in an amount equal to six quarterly dividends thereon. Holders of any other series of Preferred Stock that may be issued are entitled to such voting rights, if any, as are fixed for such series. Except as otherwise provided by the DGCL and except as set forth in the Certificate of Incorporation with respect to the rights of holders of Preferred Stock to vote on certain matters as described above, holders of $4.50 Preferred Stock are not entitled to vote.

COMMON STOCK

  Dividends. Subject to the prior rights of the holders of the Preferred Stock and the Junior Preferred Stock as described above, such dividends as may be determined by the Board of Directors of the Company may be declared and paid on the Common Stock from time to time out of any funds legally available therefor.

  Voting Rights. Holders of the $7.40 Preferred Stock and holders of the Common Stock are entitled to vote together on the basis of one vote for each share held at all meetings of shareholders of the Company. Subject to the right of the holders of the $7.40 Preferred Stock of the Company to elect two additional members of the Board of Directors whenever dividends on the outstanding $7.40 Preferred Stock are in arrears in an amount equal to six quarterly dividends thereon, and subject to the voting rights of the Preferred Stock and the Junior Preferred Stock described above and such additional voting rights as may be provided for any other series of Preferred Stock or Junior Preferred Stock in the resolution of the Board of Directors providing for the issuance thereof, holders of Common Stock are entitled to one vote for each share held at all meetings of stockholders.

  Liquidation. The holders of Common Stock, in the event of any liquidation, dissolution or winding up of the affairs of the Company, are entitled to receive pro rata the assets of the Company remaining after satisfaction of corporate liabilities and the prior payment in full of all amounts which the holders of the Preferred Stock and the Junior Preferred Stock are entitled to receive.

  Miscellaneous. The holders of Common Stock have no preemptive rights, cumulative voting rights or subscription rights.

  The Common Stock is listed on the NYSE and the Midwest, Pacific, Toronto, London, Frankfurt, Dusseldorf, Basel, Geneva, Zurich and Paris Stock Exchanges.

  The following banks are both Transfer Agents and Registrars for the Common
Stock: First Chicago Trust Company of New York, New York, New York; and First Interstate Bank of California, Los Angeles, California. Additionally, Montreal Trust Company, Toronto, Ontario, is a Transfer Agent for the Common Stock and Canada Permanent Trust Company, Toronto, Ontario, is a Registrar for the Common Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Certificate of Incorporation, By-Laws and the Rights Agreement currently contain provisions, summarized below, that could have the effect of delaying, deferring or preventing a merger, tender offer or other takeover attempt of the Company. Upon consummation of the Merger, these provisions will be eliminated from the Certificate of Incorporation and By-Laws and the rights issued under the Rights Agreement will expire. The summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Certificate of Incorporation, By-Laws and Rights Agreement filed or incorporated as exhibits to the Registration Statement.

  Certificate of Incorporation

  Election of Board of Directors. The Board of Directors of the Company is divided into three classes of directors serving staggered three-year terms, with a minimum of eight directors and a maximum of sixteen directors constituting the entire Board of Directors. The directors may be removed by the stockholders of the Company only for cause. The total number of directors and the number of directors constituting each class of directors (with each of the three classes being required to be equal as nearly as possible) can be fixed or changed, from time to time, by the Board of Directors within such authorized limits. Incumbent directors may fill any vacancies on the Board of Directors, however occurring, whether by an increase in the number of directors, death, resignation, retirement, disqualification, removal from office or otherwise.

  Fair Price Provisions. The Certificate of Incorporation contains a "fair price" provision which requires the approval of holders of at least 66 2/3% of the Company's outstanding voting stock (excluding voting stock owned by any Interested Stockholder, as defined below, and certain related parties) as a condition to mergers, consolidations and certain other business combinations and transactions ("Business Combinations") involving the Company or one of its subsidiaries with, or proposed by or on behalf of, an Interested Stockholder or certain related parties unless the Business Combination satisfies certain minimum price and other procedural safeguards or unless the transaction is approved by a majority of the Continuing Directors (as defined below). Amendments to these provisions of the Certificate of Incorporation proposed by an Interested Stockholder require the approval of holders of 66 2/3 percent of the Company's voting stock voting together as a single class (excluding voting stock owned by any Interested Stockholders and certain related parties) unless such amendment is recommended by the Board of Directors if all such directors are Continuing Directors.

  An "Interested Stockholder" is defined in the Certificate of Incorporation to include any person who is or has announced or publicly disclosed a plan or intention to become the beneficial owner of more than five percent of the voting stock of the Company (other than the Company, its subsidiaries or employee benefit plans of the Company and the trustees of such plans). A person is the "beneficial owner" of voting stock of the Company which such person and certain related parties, directly or indirectly, own or have the right to acquire or vote such stock.

  A "Continuing Director" is any member of the Board of Directors of the Company who is not affiliated with an Interested Stockholder and who either was a director of the Company prior to the time any Interested Stockholder became an Interested Stockholder or was recommended or elected by a majority of the Continuing Directors.

  The fair price criteria require that, in a Business Combination in which consideration is to be paid to the Company's stockholders, the consideration required to be paid must be either cash or the same form of consideration used by the Interested Stockholder in acquiring beneficial ownership of the largest portion of its capital stock of the Company. In the case of payments to holders of the Common Stock, the fair market value per share of such payments would have to be at least equal to the higher value determined under the following two alternatives: (i) the highest per share price paid by or on behalf of the Interested Stockholder during the two years prior to the public announcement of the proposed Business Combination (the "Announcement Date") or in the transaction in which it became an Interested Stockholder, whichever is higher, for any share of the Common Stock beneficially owned by the Interested Stockholder, and (ii) the fair market value per share of Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an

Interested Stockholder (the "Determination Date"), whichever is higher. In the case of payments to holders of any shares of a series of class of capital stock of the Company other than Common Stock, the fair market value per share of such payments would have to be at least equal to the highest value determined under the following four alternatives: (i) the highest per share price paid by or on behalf of the Interested Stockholder during the two years prior to the Announcement Date or in the transaction in which it became an Interested Stockholder, whichever is higher, for any shares of such class or series beneficially owned by the Interested Stockholder, (ii) the fair market value per share of such class or series on the Announcement Date or Determination Date, whichever is higher, (iii) such fair market value determined pursuant to the immediately preceding clause multiplied by the ratio of (x) the highest per share price for such class or series paid by or on behalf of the Interested Stockholder during the two-year period prior to the Announcement Date for any shares of such class or series beneficially owned by the Interested Stockholder to (y) the fair market value per share of such class or series on the first day in such two-year period on which, the Interested Stockholder acquired beneficial ownership of any share of such class or series, and (iv) the highest voluntary or involuntary liquidation amount for such class or series.

  In order to avoid the 66 2/3% stockholder vote requirement for Business Combinations in which consideration is to be paid to the Company's stockholders, the following procedural requirements would have to be complied with, as well as the minimum price criteria described above, unless the Business Combination was approved by a majority of the Continuing Directors.

    (i) The Company, after the Interested Stockholder became an Interested Stockholder, must not have failed to pay full quarterly dividends payable under the terms of any outstanding capital stock of the Company or have reduced the rate of dividends paid on its Common Stock, unless such failure or reduction was approved by a majority of the Continuing Directors.

    (ii) After the Interested Stockholder became an Interested Stockholder, the Interested Stockholder must not have acquired any additional shares of the Company's capital stock.

    (iii) After the Interested Stockholder became an Interested Stockholder, the Company must have increased the annual dividend rate on the Common Stock to reflect certain stock reclassifications, recapitalizations, and reorganizations of the Company unless such failure to increase the dividend was approved by a majority of the Continuing Directors.

    (iv) A proxy or information statement describing the proposed Business Combination must have been prepared and mailed by the Company to all stockholders of the Company at least 30 days prior to the consummation of the Business Combination.

    (v) The Interested Stockholder must not have made any major change in the Company's business or equity capital structure without the approval of a majority of Continuing Directors.

  In order to avoid the 66 2/3 percent vote requirement for a Business Combination not involving the payment of consideration to the Company's stockholders, the transaction would have to be approved by a majority of the Continuing Directors. The foregoing voting requirements are in addition to any vote required by law or otherwise required by the Certificate of Incorporation.

  Other Provisions. In addition to the anti-takeover effects which may exist in the above described provisions, the ability of the Board of Directors to authorize the issuance of shares of Preferred Stock and Junior Preferred Stock, as described under the caption "--General", might deter a third party from attempting to acquire the Company on a non-negotiated basis such as a tender offer. The Board of Directors of the Company could issue authorized but unissued Common Stock to a holder that might have sufficient voting power to make it difficult for any proposal to accomplish certain Business Combinations opposed by a majority of the Continuing Directors, or to receive the stockholder vote required to amend the provisions of the Certificate of Incorporation relating to such Business Combinations.

  By-Laws

  The Company's By-Laws provide for (i) an advance notice procedure with regard to (a) the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors, and (b) certain business to be brought before an annual meeting of stockholders of the Company and (ii) procedures governing the use of written consents by stockholders. The By-Laws may be altered, amended or repealed by the Board of Directors, by a majority vote of stockholders at a meeting thereof (provided, in the case of an annual meeting, that any stockholder proposing such action shall have given the Company prior notice in accordance with the procedures prescribed by the By-Laws), or by the holders of a majority of the outstanding shares of capital stock of the Company entitled to vote thereon acting by written consent in accordance with the consent procedures prescribed by the By-Laws.

  Rights Agreement

  On June 10, 1988, the Company made a dividend distribution to holders of Common Stock of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company a unit consisting of one-hundredth of a share (a "Unit") of Series A Participating Junior Preferred Stock ("Participating Junior Preferred Stock"), at a purchase price of $130 per Unit (the "Purchase Price"), subject to adjustment from time to time to prevent dilution. The description and terms of the Rights are set forth in the Rights Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Rights Agreement will terminate upon effectiveness of the Merger.

  The Rights are not exercisable until the Rights Distribution Date (as defined below) and will expire at the close of business on June 10, 1998, unless earlier redeemed by the Company as described below.

  The Rights currently attach to all Common Stock certificates representing the shares thereof outstanding, and no separate certificates evidencing the Rights ("Rights Certificates") have been distributed. The Rights will separate from the Common Stock and a distribution date (the "Rights Distribution Date") will occur upon the earliest of (i) 10 business days following the first date of public announcement (the "Stock Acquisition Date") that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20 percent or more of the outstanding shares of Common Stock, (ii) 10 business days (or such later date as may be determined by the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20 percent or more of such outstanding shares of Common Stock and (iii) 10 business days after the Board of Directors determines any person, alone or together with its affiliates and associates, has become the beneficial owner of an amount of Common Stock which the Board of Directors determines to be substantial (which amount shall in no event be less than 10 percent of the shares of Common Stock outstanding) and at least a majority of the Board of Directors who are not officers of the Company, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, shall determine that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company (any such person being referred to herein and in the Rights Agreement as an "Adverse Person").

  Until the Rights Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after June 10, 1988 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

  As soon a practicable after the Rights Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Rights Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise provided by the Board of Directors, only shares of Common Stock issued prior to the Rights Distribution Date will be issued with Rights.

  In the event that (i) a person becomes the beneficial owner of 20 percent or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair and otherwise in the best interests of the Company and its stockholders), or (ii) the Board of Directors determines that a person is an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Upon the occurrence of either of the events set forth in the preceding sentence, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person (or certain related parties) will be null and void. However, Rights are not exercisable following the occurrence of either of such events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger meeting prescribed terms and conditions that follows an offer described in the preceding paragraph) or (ii) more than 50 percent of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

  The Purchase Price payable, and the number of Units of Participating Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, Participating Junior Preferred Stock, (ii) if holders of Participating Junior Preferred Stock are granted certain rights or warrants to subscribe for Participating Junior Preferred Stock or convertible securities at less than the current market price of Participating Junior Preferred Stock or (iii) upon the distribution to holders of the Participating Junior Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of Participating Junior Preferred Stock on the last trading date prior to the date of exercise.

  In general, at any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.02 per Right. The Company may not redeem the Rights if the Board of Directors has previously declared a person to be an Adverse Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.02 redemption price.

  Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

  Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Rights Distribution Date. After the Rights Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

  The Rights will expire upon the effectiveness of the Merger.

PARTICIPATING JUNIOR PREFERRED STOCK

  In connection with the Rights Agreement, 3,500,000 shares of Series A Participating Junior Preferred Stock of the Company (the "Participating Junior Preferred Stock") have been authorized. No shares of the Participating Junior Preferred Stock are outstanding. Upon consummation of the Merger, the Participating Junior Preferred Stock will cease to be authorized. The following summary of the terms of the Participating Junior Preferred Stock which are in addition to those terms which apply to the Junior Preferred Stock generally does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Certificate of Incorporation. Participating Junior Preferred Stock ranks junior to the Preferred Stock and senior to the Common Stock with respect to payment of dividends and distributions of assets on liquidation. See "--Junior Preferred Stock."

  Dividends. Subject to the rights of the Preferred Stock, holders of the Participating Junior Preferred Stock will be entitled to receive, when and as declared by the Board of Directors, cumulative quarterly cumulative preferential dividends equal to the greater of (i) $5.00 per share, or (ii) 100 times the amount of quarterly dividend paid on, or distributed with respect to, the Common Stock (other than dividends payable in shares of Common Stock or subdivisions of the Common Stock), subject to certain adjustments for stock dividends, subdivisions and combinations.

  Liquidation. Subject to the prior rights of the holders of the Preferred Stock, in the event of the voluntary or involuntary liquidation, dissolution or winding up of the business of the Company, holders of the Series A Participating Junior Preferred Stock will be entitled to receive an amount equal to the greater of (i) $100 per share plus accrued and unpaid dividends and (ii) 100 times the aggregate amount to be distributed per share to holders of Common Stock, subject to certain adjustments for stock dividends, subdivisions and combination.

  Redemption. The Company has the option to redeem, in whole or in part, the Participating Junior Preferred Stock at any time at a redemption price equal to 100 times the per share market price of the Common Stock, plus accrued and unpaid dividends, subject to certain adjustments for stock dividends, subdivisions or combinations. Such market price is the average closing price on the New York Stock Exchange for the ten consecutive trading days immediately prior to the date of mailing of the notice of redemption.

  Voting. Holders of Participating Junior Preferred Stock are entitled to 100 votes per share (subject to certain adjustments) on all matters submitted to a vote of the stockholders of the Company and will vote with the Common Stock, as a class, on such matters.

  Whenever the dividends on the Participating Junior Preferred Stock are in arrears in an amount equal to six quarterly dividends thereon, holders of the Participating Junior Preferred Stock have the right to elect two additional directors until all accrued and unpaid dividends on the Participating Preferred Stock are paid in full.

                             THE CHARTER AMENDMENT

  If the Transaction is approved at the Tenneco Special Meeting, the Tenneco Charter will be amended immediately thereafter to eliminate specified rights, powers and preferences of the authorized class of Junior Preferred Stock. Certain of the rights, powers and preferences eliminated in the Charter Amendment may be preserved or modified for the holders of Junior Preferred Stock issued in the NPS Issuance in the Certificates of Designation of the series.

  Upon the Charter Amendment becoming effective, the Tenneco Charter will provide that each series of Junior Preferred Stock will have such dividend and liquidation preferences, voting rights, redemption prices, conversion rights and other terms and provisions as may be contained in the Certificate of Designation creating such series. Thus, each of the following provisions of the Tenneco Charter will be eliminated upon the effectiveness of the Charter
Amendment:

  Dividends. The Charter Amendment would eliminate the provisions contained in the Tenneco Charter prohibiting any dividends from being paid or declared, or any distribution being made on any class of stock ranking junior to Junior Preferred Stock and prohibiting any shares of stock ranking junior to Junior Preferred Stock from being purchased, retired or otherwise acquired by Tenneco, unless all dividends on Junior Preferred Stock for all past periods shall have been paid, or declared and a sum sufficient for the payment of such dividends set apart, and the full dividend thereon for the then current dividend period shall have been paid or declared.

  Liquidation Rights. The Charter Amendment would eliminate the sections of the Tenneco Charter providing that: (i) in the event of any liquidation, dissolution or winding up of the affairs of Tenneco, then, before any distribution or payment shall be made to the holders of any class of stock of Tenneco ranking junior to Junior Preferred Stock, the holders of Junior Preferred Stock of the respective series (subject to the rights of the Preferred Stock) shall be entitled to be paid in full the respective amounts fixed for such series; (ii) after such payment shall have been made in full to the holders of Junior Preferred Stock, the remaining assets and funds of Tenneco shall be distributed among the holders of the stock of Tenneco ranking junior to Junior Preferred Stock according to their respective rights; and
(iii) in the event that the assets of Tenneco available for distribution to holders of Junior Preferred Stock shall not be sufficient to make the foregoing payments required to be made in full, such assets shall be distributed to the holders of the respective shares of Junior Preferred Stock pro rata in proportion to the amounts payable upon each share thereof.

  Voting Rights. The Charter Amendment would eliminate from the Certificate of Incorporation certain existing provisions which, if there are shares of the Junior Preferred Stock outstanding, require the consent of the holders of a majority of such shares for the taking of any of the following actions by the
Company: (i) creating additional classes of stock ranking prior to the Junior Preferred Stock, or increasing the amount of preferred stock or any additional class of stock ranking prior to the Junior Preferred Stock in respect of dividends or distribution of assets on liquidation; (ii) creating any obligation or security convertible into shares of preferred stock ranking prior to or on parity with the Junior Preferred Stock in respect of dividends or distribution of assets on liquidation; (iii) creating any class of stock ranking on a parity with the Junior Preferred Stock or increasing the authorized amount of the Junior Preferred Stock or of any class of stock ranking on a parity with the Junior Preferred Stock in respect of dividends or distribution of assets on liquidation; (iv) the purchase, redemption or other acquisition for value of any shares of the Junior Preferred Stock or of any other stock ranking on a parity with the Junior Preferred Stock in respect of dividends or distribution of assets on liquidation during the continuance of any default in the payment of dividends on the Junior Preferred Stock; or (v) selling, leasing, transferring or conveying all, or substantially all, of Tenneco's property or business, or consolidating with or merging into any other corporation or corporations (except for mergers of another corporation into the Company or mortgages, pledges or other hypothecations of the Company's property).

  The Charter Amendment also would eliminate the provisions contained in the Tenneco Charter requiring the consent of the holders of at least two-thirds of the number of shares of Junior Preferred Stock at the time outstanding to amend, alter, or repeal any of the provisions of Article FOURTH of the Tenneco Charter (other than provisions relating exclusively to the shares of Junior Preferred Stock of a particular series) so as to affect adversely the rights, powers or preferences of Junior Preferred Stock or of the holders thereof, and requiring the consent of the holders of at least two-thirds of the number of shares of Junior Preferred Stock of such series at the time outstanding to amend, alter or repeal any of the provisions of Article FOURTH of the Tenneco Charter (relating exclusively to the shares of Junior Preferred Stock of a particular series) or of any resolution or resolutions relating exclusively to the shares of Junior Preferred Stock of such series so as to adversely affect the rights, powers or preferences of the Junior Preferred Stock of such series or the holders thereof.

  Reacquired Tenneco Junior Preferred Shares. The Charter Amendment also would eliminate the section of the Tenneco Charter stating that except as otherwise provided in any resolution of the Board of Directors providing for the issuance of any particular series of Junior Preferred Stock, shares of Junior Preferred Stock redeemed or otherwise acquired by Tenneco shall assume the status of authorized but unissued Junior Preferred Stock and may thereafter, subject to the provisions of the Tenneco Charter and of any restrictions contained in any resolution of the Board of Directors providing for the issue of any particular series of Junior Preferred Stock, be reissued in the same manner as other authorized but unissued Junior Preferred Stock.

  The Charter Amendment would allow the Board of Directors of the Company additional flexibility in establishing the powers, preferences and relative and other special rights, including voting rights, of any series of the Junior Preferred Stock issued in the future, and to take certain actions without first obtaining the consent of holders of any outstanding shares of the Junior Preferred Stock, unless otherwise required by law and unless the Board of Directors elected to provide voting rights with respect to any of the foregoing actions pursuant to the terms of any series of the Junior Preferred Stock issued in the future.

                             PLAN OF DISTRIBUTION

  The Company may sell the Junior Preferred Stock being offered hereby in three ways: (i) through agents, (ii) through underwriters, and (iii) through dealers. Any such underwriters, dealers or agents in the United States will include Morgan Stanley & Co. Incorporated

  Offers to purchase Junior Preferred Stock may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the Prospectus Supplement. Any such agent will be acting on a reasonable efforts basis for the period of its appointment or, if indicated in the applicable Prospectus Supplement, on a firm commitment basis. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If any underwriters are utilized in the sale of the Junior Preferred Stock in respect of which this Prospectus is delivered, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Junior Preferred Stock in respect of which this Prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If a dealer is utilized in the sale of the Junior Preferred Stock in respect of which the Prospectus is delivered, the Company will sell such Junior Preferred Stock to the dealer, as principal. The dealer may then resell such Junior Preferred Stock to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  Junior Preferred Stock may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with their terms, by one or more firms, including Morgan Stanley & Co. Incorporated ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the Prospectus Supplement. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  Any underwriters, agents or dealers utilized in the sale of Junior Preferred Stock will not confirm sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  The validity of the Junior Preferred Stock will be passed upon for the Company by Jenner & Block, Chicago, Illinois. Members of the firm of Jenner & Block, including Theodore R. Tetzlaff, who is also General Counsel of Tenneco, own shares of Tenneco Common Stock. Certain legal matters relating to the Securities will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Cahill Gordon & Reindel has in the past represented and continues to represent the Company and its subsidiaries.

                                    EXPERTS

  The following financial statements and schedules included or incorporated by reference in this Prospectus and elsewhere in this Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports: (i) Tenneco and consolidated subsidiaries included in Tenneco's Annual Report on Form 10-K, as amended, for the year ended December 31, 1995, incorporated by reference herein; and (ii) the businesses of Tenneco Energy, included herein.

  The combined financial statements of Mobil Plastics Division of Mobil Corporation for the year ended December 28, 1994 appearing in the Current Report of Tenneco on Form 8-K dated November 17, 1995, which is incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein. Such financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

              INDEX TO COMBINED FINANCIAL STATEMENTS AND SCHEDULE

                                                                           PAGE
                                                                           ----
THE BUSINESSES OF TENNECO ENERGY
  Report of Independent Public Accountants................................ F-2
  Combined Statements of Income for each of the three years in period ended December 31, 1995 and the six months ended June 30, 1996 and
   1995................................................................... F-3
  Combined Balance Sheets--December 31, 1995 and 1994 and June 30, 1996... F-4
  Combined Statements of Cash Flows for each of the three years in the period ended December 31, 1995 and the six months ended June 30, 1996 and 1995............................................................... F-5
  Statements of Changes in Combined Equity for each of the three years in the period ended December 31, 1995 and the six months ended June 30,
   1996................................................................... F-6
  Notes to Combined Financial Statements.................................. F-7

FINANCIAL STATEMENT SCHEDULE
  Valuation and Qualifying Accounts--The Businesses of Tenneco Energy....... S-1

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Tenneco Inc.:

  We have audited the accompanying combined balance sheets of the businesses of Tenneco Energy (see Note 1) as of December 31, 1995 and 1994, and the related combined statements of income, cash flows and changes in combined equity for each of the three years in the period ended December 31, 1995. These combined financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the businesses of Tenneco Energy as of December 31, 1995 and 1994, and the results of its combined operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The supplemental schedule listed in the index to the combined financial statements and schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic combined financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic combined financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic combined financial statements of the businesses of Tenneco Energy taken as a whole.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
August 19, 1996

                        THE BUSINESSES OF TENNECO ENERGY

                         COMBINED STATEMENTS OF INCOME

                                      YEARS ENDED DECEMBER   SIX MONTHS ENDED
                                              31,                JUNE 30,
                                      ---------------------  -------------
(MILLIONS)                             1995    1994   1993    1996   1995
----------                            ------  ------ ------  ------ ------
                                                              (UNAUDITED)
REVENUES
Net sales and operating revenues..... $1,921  $2,381 $2,866  $1,370 $  939
Other income--
  Interest income....................     85      65     25      31     44
  Equity in net income of affiliated
   companies.........................     65      51     47      18     37
  Gain (loss) on sale of assets, net.     11       1     62      42     (7)
  Gain on the sale by a subsidiary of
   its stock.........................     --      23     --      --     --
  Other income, net..................     29      17     37       6     19
                                      ------  ------ ------  ------ ------
                                       2,111   2,538  3,037   1,467  1,032
                                      ------  ------ ------  ------ ------
COSTS AND EXPENSES
Cost of gas sold.....................    954   1,472  1,786     795    493
Operating expenses...................    414     379    442     230    170
General and administrative...........    200     143    169     113     96
Finance charges......................     79      75     51      34     43
Depreciation, depletion and
 amortization........................    196     102    170     107     90
                                      ------  ------ ------  ------ ------
                                       1,843   2,171  2,618   1,279    892
                                      ------  ------ ------  ------ ------
Income before interest expense and
 income taxes........................    268     367    419     188    140
Interest expense, net of interest
 allocated to affiliates.............    122     142    127      63     61
                                      ------  ------ ------  ------ ------
Income before income taxes...........    146     225    292     125     79
Income tax expense (benefit).........    (11)     72    104      22     32
                                      ------  ------ ------  ------ ------
Income before extraordinary loss.....    157     153    188     103     47
Extraordinary loss, net of income
 tax.................................     --      --    (25)     --     --
                                      ------  ------ ------  ------ ------
Net income .......................... $  157  $  153 $  163  $  103 $   47
                                      ======  ====== ======  ====== ======


The accompanying notes to combined financial statements are an integral part of these combined statements of income.

                        THE BUSINESSES OF TENNECO ENERGY

                            COMBINED BALANCE SHEETS

                                                       DECEMBER 31,
                                                       -------------  JUNE 30,
(MILLIONS)                                              1995   1994     1996
----------                                             ------ ------ -----------
                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and temporary cash investments................  $  249 $   48   $  100
  Receivables--
   Customer notes and accounts (net).................     508    961      503
   Affiliated companies..............................     199    215      170
   Gas transportation and exchange...................      64    214      151
   Income taxes......................................     133    234      105
   Other.............................................     436    130      261
  Inventories........................................      24     22       24
  Deferred income taxes..............................      --     --       21
  Prepayments and other..............................      83     92       93
                                                       ------ ------   ------
                                                        1,696  1,916    1,428
                                                       ------ ------   ------
Investments and other assets:
  Investment in affiliated companies.................     280    358      230
  Long-term notes and other receivables (net) .......     352    683      235
  Goodwill...........................................      22     25       37
  Other..............................................     601    307      685
                                                       ------ ------   ------
                                                        1,255  1,373    1,187
                                                       ------ ------   ------
Plant, property and equipment, at cost...............   6,272  5,768    6,436
  Less--Reserves for depreciation, depletion and
   amortization......................................   3,431  3,327    3,512
                                                       ------ ------   ------
                                                        2,841  2,441    2,924
                                                       ------ ------   ------
                                                       $5,792 $5,730   $5,539
                                                       ====== ======   ======
LIABILITIES AND COMBINED EQUITY
Current liabilities:
  Short-term debt (including current maturities on
   long-term debt)...................................  $  456 $  399   $  521
  Payables--
   Trade.............................................     365    324      312
   Affiliated companies..............................      88     47      113
   Gas transportation and exchange...................      28    159      107
  Taxes accrued......................................     525     56       25
  Deferred income taxes..............................      65     29       --
  Interest accrued...................................     102    124       97
  Natural gas pipeline revenue reservation...........      27    190       59
  Other..............................................     428    238      537
                                                       ------ ------   ------
                                                        2,084  1,566    1,771
                                                       ------ ------   ------
Long-term debt.......................................   1,811  2,242    1,519
                                                       ------ ------   ------
Deferred income taxes................................     323    735      413
                                                       ------ ------   ------
Postretirement benefits..............................     260    288      246
                                                       ------ ------   ------
Deferred credits and other liabilities...............     478    351      406
                                                       ------ ------   ------
Commitments and contingencies
Minority interest....................................      19     19       18
                                                       ------ ------   ------
Preferred stock with mandatory redemption provisions.     130    147      112
                                                       ------ ------   ------
Combined equity......................................     687    382    1,054
                                                       ------ ------   ------
                                                       $5,792 $5,730   $5,539
                                                       ====== ======   ======

The accompanying notes to combined financial statements are an integral part of these combined balance sheets.

                        THE BUSINESSES OF TENNECO ENERGY

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                   SIX MONTHS
                                                YEARS ENDED           ENDED
                                               DECEMBER 31,         JUNE 30,
                                            ---------------------  ------------
(MILLIONS)                                  1995   1994    1993    1996   1995
----------                                  -----  -----  -------  -----  -----
                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net income................................  $ 157  $ 153  $   163  $ 103  $  47
Adjustments to reconcile net income to net
 cash provided (used) by operating
 activities --
  Extraordinary loss, net of tax..........     --     --       25     --     --
  Depreciation, depletion and
   amortization...........................    196    102      170    107     90
  Equity in net income of affiliated
   companies, net of dividends............    (12)    (3)      (5)    (1)   (12)
  Deferred income taxes...................     88     51       93      5     (7)
  (Gain) loss on sale of assets, net......    (11)   (24)     (62)   (42)     7
  Cash paid for interest allocated to
   affiliates, net of tax.................   (117)   (78)     (81)   (75)   (56)
  Changes in components of working
   capital--
   (Increase) decrease in receivables.....    451     17       78     19    163
   (Increase) decrease in prepayments and
    other current assets..................      8     35       51      4      8
   Increase (decrease) in payables........    (25)  (262)    (241)    (2)   (70)
   Increase (decrease) in taxes accrued...     40   (252)      90   (235)     9
   Increase (decrease) in interest
    accrued...............................    (52)   (39)     (32)   (15)   (27)
   Increase (decrease) in natural gas
    pipeline revenue reservation..........   (156)   (91)     136     11   (179)
   Increase (decrease) in other current
    liabilities...........................   (102)   (60)    (122)  (161)    (7)
  (Increase) decrease in long-term notes
   and other receivables (net)............    332    228       --    138    199
  Take-or-pay (refunds to customers)
   recoupments, net.......................     36     26      (34)     2     25
  Other...................................    (68)   (81)     (20)   (43)   (16)
                                            -----  -----  -------  -----  -----
Net cash provided (used) by operating
 activities...............................    765   (278)     209   (185)   174
                                            -----  -----  -------  -----  -----
INVESTING ACTIVITIES
Net proceeds from sale of assets..........     17     68      114    278     13
Expenditures for plant, property and
 equipment................................   (337)  (345)    (171)  (164)  (113)
Acquisitions of businesses................   (241)    --       --     --   (225)
Investments and other.....................     24     48       22      3     59
                                            -----  -----  -------  -----  -----
Net cash provided (used) by investing
 activities...............................   (537)  (229)     (35)   117   (266)
                                            -----  -----  -------  -----  -----
FINANCING ACTIVITIES
Issuance of Tenneco Inc. common, treasury
 and SECT shares..........................    102    188    1,215     46     39
Purchase of Tenneco Inc. common stock.....   (655)   (26)      (7)  (122)  (450)
Redemption of Tenneco Inc. preferred
 stock....................................    (20)   (20)     (30)   (20)   (20)
Dividends (Tenneco Inc. common and
 preferred stock).........................   (286)  (318)    (307)  (158)  (146)
Redemption of equity securities by a
 subsidiary...............................     --   (160)      --     --     --
Net increase (decrease) in short-term debt
 excluding current maturities on long-term
 debt.....................................    415    (97)      19    164     34
Issuance of long-term debt................    594     --       --     --     --
Retirement of long-term debt..............   (497)  (508)  (1,335)  (292)  (180)
Net cash contributions from affiliates....    320  1,367      396    301    786
                                            -----  -----  -------  -----  -----
Net cash provided (used) by financing
 activities...............................    (27)   426      (49)   (81)    63
                                            -----  -----  -------  -----  -----
Increase (decrease) in cash and temporary
 cash investments.........................    201    (81)     125   (149)   (29)
Cash and temporary cash investments, at
 beginning of period......................     48    129        4    249     48
                                            -----  -----  -------  -----  -----
Cash and temporary cash investments, at
 end of period............................  $ 249  $  48  $   129  $ 100  $  19
                                            =====  =====  =======  =====  =====
Cash paid during the year for interest....  $ 420  $ 349  $   498  $ 220  $ 210
Cash paid during the year for income taxes
 (net of refunds and tax payments from
 affiliates)..............................  $(123) $(129) $    14  $ 516  $  56

Note: Cash and temporary cash investments include highly liquid investments with a maturity of three months or less at the date of purchase.

 The accompanying notes to combined financial statements are an integral partof these combined statements of cash flows.

                        THE BUSINESSES OF TENNECO ENERGY

                    STATEMENTS OF CHANGES IN COMBINED EQUITY

(MILLIONS)
----------
Balance, December 31, 1992............................................ $(1,503)
  Net income..........................................................     163
  Cash paid for interest allocated to affiliates, net of tax..........     (81)
  Change in corporate debt allocated to affiliates....................    (905)
  Cash contributions from (distributions to) affiliates, net..........     396
  Noncash contributions from (distributions to) affiliates, net.......     360
  Contributions from (distributions to) shareowners, net..............     918
                                                                       -------
Balance, December 31, 1993............................................    (652)
  Net income..........................................................     153
  Cash paid for interest allocated to affiliates, net of tax..........     (78)
  Change in corporate debt allocated to affiliates....................    (135)
  Cash contributions from (distributions to) affiliates, net..........   1,367
  Noncash contributions from (distributions to) affiliates, net.......     (98)
  Contributions from (distributions to) shareowners, net..............    (175)
                                                                       -------
Balance, December 31, 1994............................................     382
  Net income..........................................................     157
  Cash paid for interest allocated to affiliates, net of tax..........    (117)
  Change in corporate debt allocated to affiliates....................     930
  Cash contributions from (distributions to) affiliates, net..........     320
  Noncash contributions from (distributions to) affiliates, net.......    (235)
  Contributions from (distributions to) shareowners, net..............    (750)
                                                                       -------
Balance, December 31, 1995............................................     687
  Net income..........................................................     103
  Cash paid for interest allocated to affiliates, net of tax..........     (75)
  Change in corporate debt allocated to affiliates....................     111
  Cash contributions from (distributions to) affiliates, net..........     301
  Noncash contributions from (distributions to) affiliates, net.......     140
  Contributions from (distributions to) shareowners, net..............    (213)
                                                                       -------
Balance, June 30, 1996 (unaudited).................................... $ 1,054
                                                                       =======

 The accompanying notes to combined financial statements are an integral partof these statements of changes in combined equity.

                       THE BUSINESSES OF TENNECO ENERGY

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

 Basis of Presentation

  The accompanying combined financial statements represent the financial position, results of operations and cash flows of all energy businesses and operations owned directly or indirectly by Tenneco Inc. ("Tenneco") and its subsidiaries, and other existing and discontinued operations of Tenneco and its subsidiaries other than those relating to Tenneco's automotive, packaging, administrative services and shipbuilding businesses. The combination of these energy businesses and operations and such other existing and discontinued operations of Tenneco, together with Tenneco (which will remain the parent company of such businesses and operations after the Distributions and Merger described in Note 2 below) are collectively referred to herein as "Tenneco Energy" or the "Company".

  Investments in 20% to 50% owned companies where Tenneco Energy has the ability to exert significant influence over operating and financial policies are carried at cost plus equity in undistributed earnings since date of acquisition. Reference is made to Note 11, "Investment in Affiliated Companies," for information concerning significant equity method investees. All significant transactions and balances among combined businesses have been eliminated.

 Description of Business

  Tenneco Energy is engaged primarily in the interstate transportation of natural gas. The Company is also engaged in related businesses that are not generally subject to regulation by the Federal Energy Regulatory Commission ("FERC"). The principal activities of these businesses include the intrastate transportation and marketing of natural gas, the development of and participation in international natural gas pipelines, primarily in Australia, the participation in international and domestic gas-fired power generation projects and the development of natural gas production and production financing programs, primarily in the United States. Tenneco Energy, through its combined subsidiary Tenneco Credit Corporation ("TCC"), is also engaged in financing, on a nonrecourse basis, receivables of certain current and former operating divisions of Tenneco.

2. MERGER AND DISTRIBUTIONS

  On June 19, 1996, Tenneco and El Paso Natural Gas Company ("El Paso") entered into a merger agreement pursuant to which a subsidiary of El Paso will be merged with and into Tenneco (the "Merger") which, immediately following the distributions discussed below, will consist only of the energy businesses and operations and the other existing and discontinued operations of Tenneco. The Merger is part of a larger Tenneco transaction (the "Transaction"), which includes the distribution of all of the outstanding shares of common stock of New Tenneco Inc., a newly formed subsidiary of Tenneco which, after giving effect to certain corporate restructuring transactions, will hold substantially all of the assets, liabilities and operations of Tenneco's current automotive, packaging and administrative services businesses ("New Tenneco"), and Newport News Shipbuilding Inc., a subsidiary of Tenneco that was formerly named Tenneco InterAmerica Inc. and that will hold substantially all of the assets, liabilities and operations of Tenneco's current shipbuilding business ("Newport News"), to the holders of Tenneco common stock (collectively, the "Distributions"). Upon completion of the Transaction, holders of Tenneco common stock will receive equity securities in New Tenneco, Newport News and El Paso.

  Prior to the Transaction Tenneco intends to initiate a realignment of its existing indebtedness. As part of the debt realignment, certain New Tenneco debt will be offered in exchange for certain issues of Tenneco debt. Tenneco will initiate tender offers for other Tenneco debt, and certain debt issues may be defeased. These tender offers and defeasances will be financed by a combination of new lines of credit of the Company, New Tenneco (which may declare and pay a dividend to Tenneco) and Newport News (which will declare and pay a dividend

                       THE BUSINESSES OF TENNECO ENERGY
of approximately $600 million of its borrowings to Tenneco). Upon completion of the debt realignment, Tenneco will have responsibility for $2.65 billion of debt and preferred stock, subject to certain adjustments, Newport News will have responsibility for the borrowings under its credit lines and New Tenneco will have responsibility for the remaining debt.

  The Transaction is subject to certain conditions, including receipt of a favorable ruling from the Internal Revenue Service to the effect that the Distributions and certain internal spin-off transactions will be tax-free for federal income tax purposes and approval by Tenneco's shareowners.

  In order to assist in the orderly transition of New Tenneco and Newport News into separate, publicly held companies, Tenneco intends to modify, amend or enter into certain contractual agreements with New Tenneco and Newport News, including a tax sharing agreement (see "Income taxes" in Note 3), an employee benefits agreement, an insurance agreement, an administrative services agreement and other ancillary agreements. These agreements will provide, among other things, that: (i) New Tenneco will become the sole sponsor of the Tenneco Inc. Retirement Plan, the Tenneco Inc. Thrift Plan, and various Tenneco Inc. welfare plans; (ii) New Tenneco and Newport News will retain specific insurance policies relating to their businesses and will continue to have rights and obligations under certain parent-company level insurance policies of Tenneco; and (iii) at the election of Tenneco pursuant to El Paso's request, New Tenneco will provide certain services, such as mainframe data processing and product purchasing services, to the Company for a limited period of time following the Distributions.

3. SUMMARY OF ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of the Company's assets, liabilities, revenues and expenses. Reference is made to the "Revenue Recognition" and "Income Taxes" sections of this footnote and Notes 9, 13, 14 and 15 for additional information on significant estimates included in the Company's combined financial statements.

 Unaudited Interim Information

  The unaudited interim combined financial statements as of June 30, 1996 and for each of the six month periods ended June 30, 1996 and 1995, included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the unaudited interim combined financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The interim financial results may not be indicative of operating results for an entire year.

 Notes Receivable and Allowance for Doubtful Accounts and Notes

  Short-term notes receivable of $302 million and $305 million were outstanding at December 31, 1995 and 1994, respectively, of which $216 million and $284 million, respectively, related to TCC. These notes receivable are presented net of unearned finance charges of $26 million and $43 million at December 31, 1995 and 1994, respectively, which related to TCC. At December 31, 1995 and 1994, unearned finance charges related to long-term notes and other receivables were $23 million and $66 million, respectively, which related to TCC.

   At December 31, 1995 and 1994, the allowance for doubtful accounts and notes receivable was $49 million and $21 million, respectively.

                       THE BUSINESSES OF TENNECO ENERGY

 Inventory

  Inventories, consisting of materials and supplies are valued at the lower of average cost or market.

 Property, Plant and Equipment, at Cost

  The majority of the Company's property, plant and equipment consists of its investment in interstate and intrastate pipeline systems. At December 31, 1995 and 1994, $223 million and $160 million, respectively, of the Company's property, plant and equipment balance is construction work in progress. Additionally, the Company has recorded capitalized interest and an allowance for equity funds used during construction in the cost of property, plant and equipment. Pursuant to a FERC order, Tennessee Gas Pipeline Company, a combined subsidiary of the Company ("Tennessee") recorded all natural gas in storage as a fixed asset. As of December 31, 1995 and 1994, the balance of Tennessee's natural gas in storage included in property, plant and equipment was $96 million.

 Depreciation, Depletion and Amortization

  Depreciation of the Company's regulated transmission plants are provided using the composite method over the estimated useful lives of the depreciable facilities. The rates for depreciation range from 2% to 5%. Costs of properties that are not operating units, as defined by the FERC, which are retired, sold or abandoned by the regulated subsidiaries are credited or charged, net of salvage, to accumulated depreciation. Gains or losses on sales of operating units are credited or charged to income.

  Depreciation of the Company's nonregulated properties is provided using the straight line or composite method which, in the opinion of management, is adequate to allocate the cost of properties over their estimated useful lives.

 Goodwill

  Goodwill is being amortized over a 15-year period using the straight-line method. Such amortization amounted to $1.8 million for 1995, 1994 and 1993 and is included in "Other income, net" in the accompanying combined statements of income. Accumulated amortization of goodwill was $5.4 million and $3.6 million at December 31, 1995 and 1994, respectively.

 Environmental Liabilities

  Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are based upon currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors. All available evidence is considered including prior experience in remediation of contaminated sites, other companies clean-up experience and data released by the United States Environmental Protection Agency or other organizations. These estimated liabilities are subject to revision in future periods based on actual costs or new circumstances. These liabilities are included in the combined balance sheets at their undiscounted amounts. Recoveries are evaluated separately from the liability and, when recovery is assured, are recorded and reported separately from the associated liability in the combined financial statements. Reference is made to Note 15, "Commitments and Contingencies--Environmental Matters" for further information on this subject.

                       THE BUSINESSES OF TENNECO ENERGY

 Revenue Recognition

  The regulated subsidiaries of the Company are subject to FERC regulations and, accordingly, revenues are collected subject to possible refunds pending final FERC orders. The regulated subsidiaries record rate refund accruals based on management's estimate of the expected income impact of the rate proceedings. The Company has recorded revenue reservations of $27 million and $190 million as of December 31, 1995 and 1994, respectively. The Company believes the estimate for revenues subject to refund is adequate.

 Other Income

  Gains or losses on the sale by a subsidiary of its stock are included in "Other Income, net" in the accompanying combined statements of income.

 Income Taxes

  The Company utilizes the liability method of accounting for income taxes whereby it recognizes deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the combined financial statements. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision in future periods based on new facts or circumstances.

  Tenneco, together with certain of its subsidiaries which are owned 80% or more (including Tenneco Energy), have entered into an agreement to file a consolidated U.S. federal income tax return. Such agreement provides, among other things, that (i) each company in a taxable income position will be currently charged with an amount equivalent to its federal income tax computed on a separate return basis, and (ii) each company in a tax loss position will be reimbursed currently to the extent its deductions, including general business credits, are utilized in the consolidated return. The income tax amounts reflected in the combined financial statements of Tenneco Energy under the provisions of the tax sharing arrangement are not materially different from the income taxes which would have been provided had Tenneco Energy filed a separate tax return. Under the tax sharing agreement, Tenneco pays all federal taxes directly and bills or refunds, as applicable, its subsidiaries, including those comprising Tenneco Energy, for the applicable portion of the total tax payments.

  In connection with the Distributions, the current tax sharing agreement will be cancelled and the Company will enter into a tax sharing agreement with Newport News, New Tenneco and El Paso. The tax sharing agreement will provide, among other things, for the allocation of taxes among the parties of tax liabilities arising prior to, as a result of, and subsequent to the Distributions. Generally, Tenneco will be liable for taxes imposed on Tenneco Energy. Federal income taxes imposed with respect to periods prior to the consummation of the Distributions on the combined activities of Tenneco and other members of its consolidated group prior to giving effect to the Distributions will be allocated among the Company, New Tenneco and Newport News according to their respective share of consolidated taxable income.

 Changes in Accounting Principles

  In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("FAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which establishes new accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The statement is effective for transactions occurring after December 31, 1996. The impact of the new standard has not been determined.

  Effective January 1, 1996, the Company adopted FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". FAS No. 121 establishes new accounting standards

                       THE BUSINESSES OF TENNECO ENERGY
for measuring the impairment of long-lived assets. The adoption of this new standard had no material impact on the Company's combined financial position or results of operations.

  Effective January 1, 1994, the Company adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits." This new accounting rule requires employers to account for postemployment benefits for former or inactive employees, after employment but before retirement, on the accrual basis rather than the "pay-as-you-go" basis. The adoption of this new standard had no material impact on the Company's combined financial position or results of operations.

 Risk Management Activities

  The Company is currently a party to financial instruments and commodity contracts to hedge its exposure to changes in interest rates and natural gas prices. These financial instruments and commodity contracts are accounted for on the accrual basis with gains and losses being recognized based on the type of contract and exposure being hedged. The amounts paid or received under interest rate swap agreements are recognized, on the accrual basis, as an adjustment to interest expense. Net gains and losses on energy commodity contracts and financial instruments are deferred and recognized when the hedged transaction is consummated. In the combined statements of cash flows, cash receipts or payments related to these financial instruments and commodity contracts are classified consistent with the cash flows from the transactions being hedged.

4. ACQUISITIONS

  During 1995, the Company acquired the natural gas pipeline assets of the Pipeline Authority of South Australia, which includes a 488-mile pipeline, for approximately $225 million. Also during 1995, the Company acquired a 50% interest in two gas-fired cogeneration plants from ARK Energy, a privately-owned power generation company, for approximately $65 million in cash and Tenneco common stock. Each of the acquisitions was accounted for as a purchase. If these assets and investments had been acquired January 1, 1995, net income would not have been significantly different from the reported amount.

5. DISPOSITION OF ASSETS AND EXTRAORDINARY LOSS

 Disposition of Assets

  During the first six months of 1996, the Company sold its 13.2% interest in Iroquois Gas Transmission System, L.P., its 50% interest in Dauphin Island Gathering System, an investment in stock and certain other assets, resulting in a pre-tax gain of $42 million.

  In December 1995, the Company sold its 50% interest in Kern River Gas Transmission Company ("Kern River") for a pre-tax gain of $30 million. Kern River owns a 904-mile pipeline extending from Wyoming to California. Also in 1995, the Company sold certain other facilities and assets for a combined pre-tax loss of $19 million.

  In 1994, Tenneco Energy Resources Corporation, a combined subsidiary which operates the Company's nonregulated gas marketing and intrastate pipeline businesses, issued 50 shares of its common stock, diluting Tenneco's ownership in this subsidiary to 80% and resulting in a gain of $23 million. No taxes were provided on the gain because management expects that the recorded investment will be recovered in a tax-free manner.

  During 1993, the Company disposed of two wholly-owned companies, Viking Gas Transmission Company and Dean Pipeline Company, and investments in stock and certain other assets for a total pre-tax gain of $62 million.

                       THE BUSINESSES OF TENNECO ENERGY

 Extraordinary Loss

  In April 1993, Tenneco issued 23.5 million shares of its common stock for approximately $1.1 billion. The proceeds were used to retire $327 million of short-term debt, $688 million of long-term debt and $14 million of variable-rate preferred stock. In November 1993, Tenneco retired DM250 million bonds. The redemption premium related to the retirement of long-term debt resulting from these two transactions ($25 million, net of income tax benefits of $13 million) was recorded as an extraordinary loss.

6. TRANSACTIONS WITH AFFILIATES

 Combined Equity

  The "Combined equity" caption in the accompanying combined financial statements represents Tenneco's cumulative investment in the combined businesses of Tenneco Energy. Changes in the "Combined equity" caption represent the net income of the Company, cash paid for interest allocated to affiliates, net of tax, changes in corporate debt allocated to affiliates, net cash and noncash contributions from (distributions to) affiliates and net contributions from (distributions to) shareowners. Reference is made to the Statements of Changes in Combined Equity for an analysis of activity in the "Combined equity" caption for each of the three years ended December 31, 1995 and for the six months ended June 30, 1996.

 General and Administrative Expenses

  Included in the total general and administrative expenses for 1995, 1994 and 1993, is $16 million, $13 million, and $17 million, respectively, which represents Tenneco Energy's share of Tenneco's corporate general and administrative costs for legal, financial, communication and other administrative services. Tenneco's corporate general and administrative expenses are allocated based on the estimated level of effort devoted to Tenneco's various operations and relative size based on revenues, gross property and payroll. The Company's management believes the method for allocating corporate general and administrative expenses is reasonable. Total general and administrative expenses reflected in the accompanying combined statements of income are reasonable when compared with the total general and administrative costs Tenneco Energy would have incurred on a stand-alone basis.

 Corporate Debt and Interest Allocations

  Tenneco's historical practice has been to incur indebtedness for its consolidated group at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Consequently, corporate debt of Tenneco and its related interest expense have been allocated to New Tenneco and Newport News based upon the portion of Tenneco's investment in New Tenneco and Newport News which is deemed to be debt, generally based upon the ratio of New Tenneco's and Newport News' net assets to Tenneco consolidated net assets plus debt. Interest expense was allocated at a rate equivalent to the weighted-average cost of all corporate debt, which was 7.7%, 8.3% and 7.4% for 1995, 1994 and 1993, respectively. Total pre-tax interest expense allocated to New Tenneco and Newport News in 1995, 1994 and 1993 was $180 million, $120 million and $124 million, respectively. New Tenneco and Newport News have also been allocated tax benefits totaling approximately 35% of the allocated pre-tax interest expense. Although interest expense, and the related tax effects, have been allocated to New Tenneco and Newport News for financial reporting on a historical basis, New Tenneco and Newport News have not been billed for these amounts. The changes in allocated corporate debt and the after-tax allocated interest expense have been included as a component of the Company's combined equity. Although, management believes that the historical allocation of corporate debt and interest expense is reasonable, it is not necessarily indicative of the Company's debt upon completion of the Debt Realignment.

                       THE BUSINESSES OF TENNECO ENERGY

 Notes and Advances Payable with Affiliates

  "Cash contributions from (distributions to) affiliates" in the Statements of Changes in Combined Equity consist of net cash changes in notes and advances payable between the Company and New Tenneco and Newport News which have been included in combined equity. Historically, Tenneco has utilized notes and advances to centrally manage cash funding requirements for its consolidated group.

  At December 31, 1995 and 1994, the Company had an interest bearing note payable to New Tenneco totaling $494 million and $310 million, respectively, which is due on demand and is included as a component of the Company's combined equity. At December 31, 1995 and 1994, the Company had a non-interest bearing note payable to Newport News totalling $965 million and $991 million, respectively, which is due on demand and is included as a component of the Company's combined equity.

 Accounts Receivable and Accounts Payable--Affiliated Companies

  The "Payables--Affiliated companies" balance primarily includes billings for general and administrative costs incurred by New Tenneco and charged to Tenneco Energy. The "Receivables--Affiliated companies" balance primarily relates to billings for U.S. income taxes incurred by Tenneco and charged to New Tenneco and Newport News. Affiliated accounts receivable and accounts payable between the Company and New Tenneco and Newport News will be settled, capitalized or converted into ordinary trade accounts, as applicable, as part of the Distributions.

 Employee Benefits

  Certain employees of the Company participate in Tenneco's employee stock ownership and employee stock purchase plans. The Tenneco employee stock ownership plan provides for the grant of Tenneco common stock options and other stock awards at a price not greater than market value at the date of grant. The Tenneco employee stock purchase plan allows employees to purchase Tenneco common stock at a 15% discount subject to certain thresholds. Certain employees of New Tenneco and Newport News also participate in Tenneco's employee stock ownership and employee stock purchase plans. The cost of stock issued to these employees is billed to New Tenneco and Newport News. In connection with the Distributions, outstanding options on Tenneco common stock held by the Company's employees will be vested so that they become fully exercisable prior to the Merger. If not exercised prior to the Merger, such options will be cancelled upon consummation of the Merger. Outstanding options on Tenneco common stock held by New Tenneco and Newport News employees will be converted into new options of New Tenneco and Newport News, as applicable, so as to preserve the aggregate value of the options held prior to the Distributions.

  Employees of the Company also participate in certain Tenneco postretirement and pension plans. Reference is made to Notes 13 and 14 for a further discussion of the plans.

 Sales of Receivables

  TCC purchased $513 million and $384 million of trade receivables from New Tenneco at December 31, 1995 and 1994, respectively. TCC sells these trade receivables to a third party in the ordinary course of business.

                       THE BUSINESSES OF TENNECO ENERGY

7. LONG-TERM DEBT, SHORT-TERM DEBT AND FINANCING ARRANGEMENTS

 Long-Term Corporate Debt

  A summary of long-term corporate debt obligations of the Company at December 31, 1995 and 1994, is set forth in the following table:

(MILLIONS)                                                         1995   1994
----------                                                        ------ ------
Tenneco Inc.--
  Debentures due 1998 through 2025, average effective interest rate 8.7% in 1995 and 9.7% in 1994 (net of $2 million in 1995 and 1994 of unamortized discount)............................. $  698 $  398
  Notes due 1996 through 2005, average effective interest rate
   8.8% in 1995 and 9.2% in 1994 (net of $5 million in 1995 and
   $4 million in 1994 of unamortized discount)...................  1,962  1,681
Tennessee--
  Debentures due 2011, effective interest rate 15.1% in 1995 and
   1994 (net of $216 million in 1995 and $219 million in 1994 of
   unamortized discount).........................................    184    181
  Notes due 1996 through 1997, average effective interest rate
   9.7% in 1995 and 10.1% in 1994 (net of $5 million in 1995 and
   $8 million in 1994 of unamortized discount)...................    573    808
Tenneco Credit Corporation--
  Senior notes due 1996 through 2001, average effective interest rate 9.7% in 1995 and 9.6% in 1994 (net of $1 million in 1995
   and $2 million in 1994 of unamortized discount)...............    549    749
  Medium-term notes due 1996 through 2002, average interest rate
   9.0% in 1995 and 9.4% in 1994.................................     38     73
  Subordinated notes due 1998 through 2001, average interest rate
   9.9% in 1995 and 1994.........................................     92     92
Other subsidiaries--
  Notes due 1996 through 2014, average effective interest rate
   8.6% in 1995 and 8.0% in 1994 (net of $14 million in 1995 and
   $15 million in 1994 of unamortized discount)..................      8      4
                                                                  ------ ------
                                                                   4,104  3,986
Less--Current maturities.........................................    414    485
                                                                  ------ ------
    Total long-term corporate debt............................... $3,690 $3,501
                                                                  ====== ======

  The aggregate maturities and sinking fund requirements applicable to the issues outstanding at December 31, 1995, are $414 million, $513 million, $838 million, $250 million and $175 million for 1996, 1997, 1998, 1999 and 2000, respectively.

 Long-Term Corporate Debt Allocation

(MILLIONS)                                                       1995     1994
----------                                                     -------- --------
Total long-term corporate debt................................ $  3,690 $  3,501
Less: Long-term corporate debt allocated to New Tenneco and
 Newport News.................................................  (1,879)  (1,259)
                                                               -------- --------
  Total long-term corporate debt, net of allocation to New
   Tenneco and Newport News................................... $  1,811 $  2,242
                                                               ======== ========

--------
Note: Reference is made to Note 6 for information concerning debt allocated to New Tenneco and Newport News.

                       THE BUSINESSES OF TENNECO ENERGY

 Short-Term Corporate Debt

  The Company uses commercial paper, lines of credit and overnight borrowings to finance its short-term capital requirements. Information regarding short-term debt for the years ended December 31, 1995 and 1994 follows:

                                            1995                  1994
                                    --------------------- ---------------------
                                     TENNECO               TENNECO
                                    COMMERCIAL   CREDIT   COMMERCIAL   CREDIT
(MILLIONS)                            PAPER    AGREEMENTS   PAPER    AGREEMENTS
----------                          ---------- ---------- ---------- ----------
Outstanding borrowings at end of
 year..............................    $346       $ 85       $ --       $ 17
Weighted average interest rate on
 outstanding borrowings at end of
 year..............................     6.2%       7.2%        --       10.7%
Approximate maximum month-end
 outstanding borrowings during
 year..............................    $615       $467       $362       $133
Approximate average month-end
 outstanding borrowings during
 year..............................    $109       $104       $164       $ 51

--------
Note:Includes borrowings under both committed credit facilities and uncommitted lines of credit and similar arrangements.

  Tenneco had other short-term borrowings outstanding of $24 million at December 31, 1995, and none at December 31, 1994.

 Short-Term Corporate Debt Allocation

                                                                   1995   1994
                                                                   -----  -----
Current maturities on long-term corporate debt.................... $ 414  $ 485
Commercial paper..................................................   346     --
Credit agreements.................................................    85     17
Other.............................................................    24     --
                                                                   -----  -----
  Total short-term corporate debt (including current maturities on
   long-term corporate debt)......................................   869    502
  Less: Short-term corporate debt allocated to New Tenneco and
   Newport News...................................................  (413)  (103)
                                                                   -----  -----
    Total short-term corporate debt, net of allocation to New
     Tenneco and Newport News..................................... $ 456   $399
                                                                   =====  =====

--------
Note:Reference is made to Note 6 for information concerning corporate debt allocated to New Tenneco and Newport News.

 Financing Arrangements

  As of December 31, 1995, Tenneco had arranged committed credit facilities of approximately $2.5 billion:

                                           COMMITTED CREDIT FACILITIES(A)
                                      ------------------------------------------
(MILLIONS)                              TERM    COMMITMENTS  UTILIZED  AVAILABLE
----------                            --------- -----------  --------  ---------
Tenneco credit agreements............ 1996-1999   $2,400(b)    $346(c)  $2,054
Other credit agreements..............  various        79         35         44
                                                  ------       ----     ------
                                                  $2,479       $381     $2,098
                                                  ======       ====     ======

--------
Notes:(a) These facilities generally require the payment of commitment fees on the unused portion of the total commitment and facility fees on the total commitment.
(b) In 1996, $400 million of these agreements expire; the remainder are committed through 1999. Of the total committed long-term credit facilities, $400 million are available to both Tenneco and TCC.
(c) Tenneco's committed long-term credit facilities support its commercial paper borrowings; consequently, the amount available under the committed long-term credit facilities is reduced by outstanding commercial paper borrowings.

                       THE BUSINESSES OF TENNECO ENERGY

8. FINANCIAL INSTRUMENTS

  The carrying and estimated fair values of the Company's financial instruments by class at December 31, 1995 and 1994, were as follows:

                                                   1995             1994
                                              ---------------  ---------------
(MILLIONS)                                    CARRYING  FAIR   CARRYING  FAIR
ASSETS (LIABILITIES)                           AMOUNT  VALUE    AMOUNT  VALUE
--------------------                          -------- ------  -------- ------
Asset and Liability Instruments
  Cash and temporary cash investments........  $  249  $  249   $   48  $   48
  Receivables (customer and long-term).......     860     860    1,644   1,644
  Accounts payable (trade)...................    (365)   (365)    (324)   (324)
  Short-term debt (excluding current
   maturities) (Note)........................    (455)   (455)     (17)    (17)
  Long-term debt (including current
   maturities) (Note)........................  (4,104) (4,692)  (3,986) (4,206)
Instruments With Off-Balance-Sheet Risk
  Derivative
    Interest rate swaps:
      In a net receivable position...........      --      10       --      --
      In a net payable position..............      --     (22)      --     (30)
    Natural gas swaps, futures and options...      --       3       --      (5)
  Non-derivative
    Financial guarantees.....................      --     (14)      --     (14)

--------
Note: The carrying amounts and estimated fair values of short-term debt and long-term debt are before allocation of corporate debt to New Tenneco and Newport News. Reference is made to Note 6 for information concerning corporate debt allocated to New Tenneco and Newport News.

 Asset and Liability Instruments

  The fair value of cash and temporary cash investments, receivables, accounts payable, and short-term debt in the above table was considered to be the same as or was determined not to be materially different from the carrying amount. At December 31, 1995 and 1994, respectively, Tenneco Energy's aggregate customer and long-term receivable balance was concentrated by industry as follows: energy industry 22% and 21%; automotive parts industry 9% and 11%; packaging industry 8% and 13%; and farm and construction equipment industry 52% and 47%; all other amounts were not significant. Receivables in the automotive parts, packaging and farm and construction equipment industries result from TCC's financing receivables of current and former operating divisions of Tenneco. TCC sells these trade receivables to a third party in the ordinary course of business.

  Long-term debt--The fair value of fixed-rate long-term debt was based on the market value of debt with similar maturities and interest rates; the carrying amount of floating-rate debt was assumed to approximate its fair value.

 Instruments With Off-Balance-Sheet Risk

 Derivative

  Interest Rate Swaps--The fair value of interest rate swaps was based on the cost that would have been incurred to buy out those swaps in a loss position and the consideration that would have been received to terminate those swaps in a gain position. At December 31, 1995 and 1994, the Company was a party to swaps with a notional value of $1.5 billion and $1.6 billion, respectively. At December 31, 1995, $750 million were in a net receivable position and $795 million were in a net payable position. At December 31, 1994, the entire $1.6 billion was in a net payable position. Notional amounts associated with these swaps do not represent future cash payment requirements. These contractual amounts are only used as a base to measure amounts to be exchanged at specified settlement dates.

                       THE BUSINESSES OF TENNECO ENERGY

  Consistent with its overall policy, the Company uses these instruments from time to time only to hedge known, quantifiable risks arising from fluctuations in interest rates. The counterparties to these interest rate swaps are major international financial institutions. The risk associated with counterparty default on interest rate swaps is measured as the cost of replacing, at the prevailing market rates, those contracts in a gain position. In the event of non-performance by the counterparties, the cost to replace outstanding interest rate swaps at December 31, 1995 and 1994, would not have been material.

  Price Risk Management--The Company uses exchange-traded futures and option contracts and over-the-counter option and swap contracts to reduce its exposure to fluctuations in the prices of natural gas. The fair value of these contracts is based upon the estimated consideration that would be received to terminate those contracts in a gain position and the estimated cost that would be incurred to terminate those contracts in a loss position. As of December 31, 1995 and 1994, these contracts, maturing through 1997 and 1996, respectively, had an absolute notional contract quantity of 321 Bcf and 187 Bcf, respectively. Since the contracts described above are designated as hedges whose fair values correlate to price movements of natural gas, any gains or losses on the contracts resulting from market changes will be offset by losses or gains on the hedged transactions. The Company has off-balance sheet risk of credit loss in the event of non-performance by counterparties to all over-the-counter contracts. However, the Company does not anticipate non-performance by the counterparties.

 Non-derivative

  Guarantees--At December 31, 1995 and 1994, the Company had guaranteed payment and performance of approximately $14 million, primarily with respect to letters of credit and other guarantees supporting various financing and operating activities.

9. FEDERAL ENERGY REGULATORY COMMISSION REGULATORY MATTERS

 Restructuring Proceedings

  On April 8, 1992, the FERC issued Order 636 which restructured the natural gas industry by requiring mandatory unbundling of pipeline sales and transportation services. Numerous parties appealed, to the U.S. Court of Appeals for the D.C. Circuit Court, the legality of Order 636 generally, as well as the legality of specific provisions of Order 636. On July 16, 1996, the U.S. Court of Appeals for the D.C. Circuit issued its decision upholding, in large part, Order 636. The Court remanded to the FERC several issues for further explanation, including further explanation of the FERC's decision to allow pipelines to recover 100% of their gas supply realignment ("GSR") costs.

  Tennessee implemented revisions to its tariff, effective on September 1, 1993, which restructured its transportation, storage and sales services to convert Tennessee from primarily a merchant to primarily a transporter of gas as required by Order 636. As a result of this restructuring, Tennessee's gas sales declined while certain obligations to producers under long-term gas supply contracts continued, causing Tennessee to incur significant restructuring transition costs. Pursuant to the provisions of Order 636 allowing for the recovery of transition costs related to the restructuring, Tennessee has made filings to recover GSR costs resulting from remaining gas purchase obligations, costs related to its Bastian Bay facilities, the remaining unrecovered balance of purchased gas ("PGA") costs and the "stranded" cost of Tennessee's continuing contractual obligation to pay for capacity on other pipeline systems ("TBO costs").

  Tennessee's filings to recover costs related to its Bastian Bay facilities have been rejected by the FERC based on the continued use of the gas production from the field; however, the FERC recognized the ability of Tennessee to file for the recovery of losses upon disposition of these assets. Tennessee has filed for appellate review of the FERC actions and is confident that the Bastian Bay costs will ultimately be recovered as transition costs under Order 636; the FERC has not contested the ultimate recoverability of these costs.

                       THE BUSINESSES OF TENNECO ENERGY

  The filings implementing Tennessee's recovery mechanisms for the following transition costs were accepted by the FERC effective September 1, 1993; recovery was made subject to refund pending FERC review and approval for eligibility and prudence: 1) direct-billing of unrecovered PGA costs to its former sales customers over a twelve-month period; 2) recovery of TBO costs, which Tennessee is obligated to pay under existing contracts, through a surcharge from firm transportation customers, adjusted annually; and 3) GSR cost recovery of 90% of such costs over a period of up to 36 months from firm transportation customers and recovery of 10% of such costs from interruptible transportation customers over a period of up to 60 months.

  Following negotiations with its customers, Tennessee filed in July 1994 with the FERC a Stipulation and Agreement (the "PGA Stipulation"), which provides for the recovery of PGA costs of approximately $100 million and the recovery of costs associated with the transfer of storage gas inventory to new storage customers in Tennessee's restructuring proceeding. The PGA Stipulation eliminates all challenges to the PGA costs, but establishes a cap on the charges that may be imposed upon former sales customers. On November 15, 1994, the FERC issued an order approving the PGA Stipulation and resolving all outstanding issues. On April 5, 1995, the FERC issued its order on rehearing affirming its initial approval of the PGA Stipulation. Tennessee implemented the terms of the PGA Stipulation and made refunds in May 1995. The refunds had no material effect on Tenneco Energy's reported net income. The orders approving the PGA Stipulation have been appealed to the D.C. Circuit Court of Appeals by certain customers. Tennessee believes the FERC orders approving the PGA Stipulation will be upheld on appeal.

  Tennessee is recovering through a surcharge, subject to refund, TBO costs formerly incurred to perform its sales function. The FERC subsequently issued an order requiring Tennessee to refund certain costs from this surcharge and refunds were made in May 1996. Tennessee is appealing this decision and believes such appeal will likely be successful.

  With regard to Tennessee's GSR costs, Tennessee, along with three other pipelines, executed four separate settlement agreements with Dakota Gasification Company and the U.S. Department of Energy and initiated four separate proceedings at the FERC seeking approval to implement the settlement agreements. The settlement resolved litigation concerning purchases made by Tennessee of synthetic gas produced from the Great Plains Coal Gasification plant ("Great Plains"). The FERC previously ruled that the costs related to the Great Plains project are eligible for recovery through GSR and other special recovery mechanisms and that the costs are eligible for recovery for the duration of the term of the original gas purchase agreements. On October 18, 1994, the FERC consolidated the four proceedings and set them for hearing before an administrative law judge ("ALJ"). The hearing, which concluded in July 1995, was limited to the issue of whether the settlement agreements are prudent. The ALJ concluded, in his initial decision issued in December 1995, that the settlement was imprudent. Tennessee has filed exceptions to this initial decision and believes that this decision will not impair Tennessee's recovery of the costs resulting from this contract. On July 17, 1996, the FERC ordered oral arguments to be heard September 1996.

  Also related to Tennessee's GSR costs, on October 14, 1993, Tennessee was sued in the State District Court of Ector County, Texas, by ICA Energy, Inc. ("ICA") and TransTexas Gas Corporation ("TransTexas"). In that suit, ICA and TransTexas contended that Tennessee had an obligation to purchase gas production which TransTexas thereafter attempted to add unilaterally to the reserves originally dedicated to a 1979 gas contract. An amendment to the pleading sought $1.5 billion from Tennessee for alleged damages caused by Tennessee's refusal to purchase gas produced from the TransTexas leases covering the new production and lands. In June 1996, Tennessee reached a settlement with ICA and TransTexas for $125 million wherein ICA and TransTexas agreed to terminate the contract, released Tennessee from liability under the contract, and indemnified Tennessee against future claims, including royalty owner claims.

                       THE BUSINESSES OF TENNECO ENERGY

  Tennessee has been engaged in other settlement and contract reformation discussions with other holders of certain gas purchase contracts who have sued Tennessee. On August 1, 1995, the Texas Supreme Court affirmed a ruling of the Court of Appeals favorable to Tennessee in one of these matters and indicated that it would remand the case to the trial court. On April 18, 1996, however, the Texas Supreme Court withdrew its initial opinion and issued an opinion reversing the Court of Appeals opinion on the matter which was favorable to Tennessee. In June 1996, Tennessee filed a motion for rehearing with the Texas Supreme Court which was denied in August 1996. The Supreme Court's April 1996 ruling explicitly preserves Tennessee's defenses based on bad faith conduct of the producers. Nothing in the Supreme Court's decision affects Tennessee's ability to seek recovery of its above-market costs of purchasing gas under the contract from its customers as GSR costs in proceedings currently pending before the FERC. In addition, Tennessee has initiated two lawsuits against the holders of this gas purchase contract, seeking damages related to their conduct in connection with that contract. Tennessee has accrued amounts which it believes are appropriate to cover the resolution of the litigation associated with its contract reformation efforts.

  As of June 30, 1996, and December 31, 1995, Tennessee has deferred GSR costs yet to be recovered from its customers of approximately $551 million and $462 million, respectively, net of $380 million and $316 million, respectively, previously recovered from its customers, subject to refund. A phased proceeding is underway at the FERC with respect to the recovery of Tennessee's GSR costs. Testimony has been completed in connection with Phase I of that proceeding relating to the eligibility of GSR cost recovery; oral argument on eligibility issues has been set by a FERC ALJ for late October 1996. Phase II of the proceeding on the prudency of the costs to be recovered and on certain contract specific eligibility issues has not yet been scheduled, but will likely occur sometime after the ALJ's decision in Phase I is issued. The FERC has generally encouraged pipelines to settle such issues through negotiations with customers. Although the Order 636 transition cost recovery mechanism provides for complete recovery by pipelines of eligible and prudently incurred transition costs, certain customers have challenged the prudence and eligibility of Tennessee's GSR costs and Tennessee has engaged in settlement discussions with its customers concerning the amount of such costs in response to the FERC statements acknowledging the desirability of such settlements.

  Given the uncertainty over the results of ongoing discussions between Tennessee and its customers related to the recovery of GSR costs and the uncertainty related to predicting the outcome of its gas purchase contract reformation efforts and the associated litigation, the Company is unable to predict the timing or the ultimate impact that the resolution of these issues will have on its combined financial position or results of operations.

 Rate Proceedings

  On December 30, 1994, Tennessee filed for a general rate increase (the "1995 Rate Case"). On January 25, 1995, the FERC accepted the filing, suspended its effectiveness for the maximum period of five months pursuant to normal regulatory process, and set the matter for hearing. On July 1, 1995, Tennessee began collecting rates, subject to refund, reflecting an $87 million increase in Tennessee's annual revenue requirement. A Stipulation and Agreement was filed with an ALJ in this proceeding on April 5, 1996. This Stipulation, which is currently pending before the FERC, proposed to resolve the rates subject to the 1995 Rate Case, including structural rate design and increased revenue requirements, and Tennessee is reserving revenues it believes are adequate to cover any refunds that may be required upon final settlement of this proceeding.

                       THE BUSINESSES OF TENNECO ENERGY

10. INCOME TAXES

  Following is a comparative analysis of the components of combined income tax expense (benefit) for the years 1995, 1994 and 1993:

      (MILLIONS)                                              1995  1994  1993
      ----------                                              ----  ----  ----
      Current--
        U.S. ................................................ $(96) $25   $(11)
        State and local......................................   (3)  (4)    22
                                                              ----  ---   ----
                                                               (99)  21     11
                                                              ----  ---   ----
      Deferred--
        U.S..................................................   76   39     82
        State and local......................................   12   12     11
                                                              ----  ---   ----
                                                                88   51     93
                                                              ----  ---   ----
      Income tax expense (benefit)........................... $(11) $72   $104
                                                              ====  ===   ====

  Following is a reconciliation of income taxes computed at the statutory U.S. federal income tax rate (35% for all years presented) to the income tax expense (benefit) reflected in the combined statements of income for the years 1995, 1994 and 1993:

      (MILLIONS)                                               1995  1994  1993
      ----------                                               ----  ----  ----
      Tax expense computed at the statutory U.S. federal
       income tax rate........................................ $ 51  $79   $102
      Increases (reductions) in income tax expense resulting
       from:
        State and local taxes on income, net of U.S. federal
         income tax benefit...................................    6    5     21
        U.S. federal income tax rate change...................   --   --      4
        Permanent differences on sales of assets..............   12   --    (15)
        Realization of unrecognized deferred tax assets.......  (72)  --     --
        Other.................................................   (8) (12)    (8)
                                                               ----  ---   ----
      Income tax expense (benefit)............................ $(11) $72   $104
                                                               ====  ===   ====

Current U.S. income tax expense (benefit) for the years ended December 31, 1995, 1994 and 1993, includes a reduction in tax benefits of $63 million, $42 million and $44 million, respectively, related to the allocation of corporate interest expense to New Tenneco and Newport News. Reference is made to Note 6 for information concerning corporate debt allocated to New Tenneco and Newport News from the Company.

                       THE BUSINESSES OF TENNECO ENERGY

  The components of the Company's net deferred tax liability at December 31, 1995 and 1994, were as follows:

      (MILLIONS)                                                   1995   1994
      ----------                                                   ----  ------
      Deferred tax assets--
        U.S. capital loss carryforwards..........................  $163  $  267
        Postretirement benefits other than pensions..............   104     107
        GSR reserve..............................................   141      --
        Environmental reserve....................................    75      81
        Other....................................................    76     119
        Valuation allowance......................................  (117)   (293)
                                                                   ----  ------
        Net deferred tax asset...................................   442     281
                                                                   ----  ------
      Deferred tax liabilities--
        Tax over book depreciation...............................   440     437
        Asset related to GSR costs of operations regulated by the
         FERC....................................................   141      --
        Other regulatory assets..................................    67      56
        Debt related items.......................................    43      44
        Book versus tax gains and losses on asset disposals......    23     321
        Other....................................................   116     187
                                                                   ----  ------
        Total deferred tax liability.............................   830   1,045
                                                                   ----  ------
      Net deferred tax liability.................................  $388  $  764
                                                                   ====  ======

  As reflected by the valuation allowance in the table above, the Company had potential tax benefits of $117 million and $293 million at December 31, 1995 and 1994, respectively, which were not recognized in the combined statements of income when generated. These benefits resulted primarily from U.S. capital loss carryforwards which are available to reduce future capital gains. During 1995, the Company reduced its deferred tax asset valuation allowance due to the recognition of U.S. capital loss carryforwards utilized to offset income taxes payable on asset dispositions. During 1996, these capital loss carryfowards were utilized to offset taxes on capital gain transactions.

11. INVESTMENT IN AFFILIATED COMPANIES

  The Company holds investments in various affiliates which are accounted for on the equity method of accounting. The principal equity method investments were the Company's 50% investment in Kern River, and joint venture interests in power generation plants, interstate pipelines, gathering systems and natural gas storage facilities.

  At December 31, 1995 and 1994, the Company's combined equity included equity in undistributed earnings from equity method investments of $25 million and $69 million, respectively. Dividends and distributions received from affiliates accounted for on the equity method were $53 million, $48 million and $42 million during 1995, 1994 and 1993, respectively.

                       THE BUSINESSES OF TENNECO ENERGY

  Summarized financial information of the Company's proportionate share of 50% or less owned companies accounted for by the equity method of accounting as of December 31, 1995, 1994 and 1993, and for the years then ended is as follows:

      (MILLIONS)                                                 1995 1994 1993
      ----------                                                 ---- ---- ----
      Current assets............................................ $ 60 $ 47 $ 41
      Non-current assets........................................  543  901  829
      Short-term debt...........................................  122   19   17
      Other current liabilities.................................   24   61   37
      Long-term debt............................................  152  494  496
      Other non-current liabilities.............................   25   16   13
      Equity in net assets......................................  280  358  307
      Revenues and other income.................................  184  183  164
      Costs and expenses........................................  119  132  117
      Net income................................................   65   51   47

--------
Note: Balance sheet amounts related to Kern River are not included in the table above as of December 31, 1995, due to the Company's sale of its investment in Kern River in December 1995. Reference is made to Note 5 for information concerning the sale of Kern River.

12. PREFERRED STOCK

  At December 31, 1995, Tenneco had authorized 15,000,000 shares of preferred stock. In addition, Tenneco has an authorized class of stock consisting of 50,000,000 shares of junior preferred stock, without par value, none of which has been issued.

  The preferred stock issues outstanding at December 31, 1995, are as follows:

                                       SHARES    REDEMPTION PERIODS   OPTIONAL
                                     ISSUED AND  ------------------- REDEMPTION
      ISSUE                          OUTSTANDING OPTIONAL  MANDATORY   PRICE
      -----                          ----------- --------- --------- ----------
      $7.40 preferred (no par
       value).......................    587,270  1996-1998 1996-1998    $100
      $4.50 preferred (no par
       value).......................    803,723  1996-1999   1999       $100
                                      ---------
                                      1,390,993
                                      =========

  The $7.40 and $4.50 preferred stock issues have a mandatory redemption value of $100 per share (an aggregate of $139 million and $159 million at December 31, 1995 and 1994, respectively). Tenneco recorded these preferred stocks at their fair value at the date of original issue (an aggregate of $250 million) and is making periodic accretions of the excess of the redemption value over the fair value at the date of issue.

  During 1993, Tenneco retired the remainder of a variable rate preferred stock issue at the redemption price of $100 per share, or $17 million.

  The aggregate maturities applicable to preferred stock issues outstanding at December 31, 1995, are $20 million for each of the years 1996 and 1997, $19 million for 1998 and $80 million for 1999.

                       THE BUSINESSES OF TENNECO ENERGY

 Changes in Preferred Stock with Mandatory Redemption Provisions

                                1995              1994              1993
                          ----------------- ----------------- -----------------
(MILLIONS EXCEPT SHARE
AMOUNTS)                   SHARES    AMOUNT  SHARES    AMOUNT  SHARES    AMOUNT
----------------------    ---------  ------ ---------  ------ ---------  ------
Balance January 1........ 1,586,764   $147  1,782,508   $163  2,084,796   $191
  Shares redeemed........  (195,771)   (20)  (195,744)   (20)  (302,288)   (31)
  Accretion of excess of
   redemption value over
   fair value at date of
   issue.................        --      3         --      4         --      3
                          ---------   ----  ---------   ----  ---------   ----
Balance December 31...... 1,390,993   $130  1,586,764   $147  1,782,508   $163
                          =========   ====  =========   ====  =========   ====

13. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

 Postretirement Benefits

  Tenneco has postretirement health care and life insurance plans which cover substantially all of Tenneco Energy's employees. For salaried employees, the plans cover employees retiring from the Company on or after attaining age 55 who have had at least 10 years service with the Company after attaining age
45. For hourly employees, the postretirement benefit plans generally cover employees who retire pursuant to one of Tenneco's hourly employee retirement plans. Tenneco Energy is also obligated to provide certain benefits to former employees of operations previously disposed of by Tenneco. Tenneco Energy will retain this liability after the Distributions. In addition, Tenneco Energy will retain liabilities with respect to welfare benefits of its current and former employees of Tenneco Energy and their dependents in connection with the Distributions. All of these benefits may be subject to deductibles, copayment provisions and other limitations, and Tenneco has reserved the right to change these benefits.

  The majority of Tenneco's postretirement benefit plans are not funded. In June 1994, two trusts were established to fund postretirement benefits for certain plan participants of the Company. The contributions are collected from customers in FERC approved rates. As of December 31, 1995, cumulative contributions were $10 million. Plan assets consist principally of fixed income securities.

  The funded status of the postretirement benefit plans reconciles with amounts recognized on the combined balance sheets at December 31, 1995 and 1994, as follows:

(MILLIONS)                                                        1995   1994
----------                                                        -----  -----
Actuarial present value of accumulated postretirement benefit obligation at September 30:
  Retirees....................................................... $ 320  $ 321
  Fully eligible active plan participants........................     5      5
  Other active plan participants.................................     2      2
                                                                  -----  -----
Total accumulated postretirement benefit obligation..............   327    328
Plan assets at fair value at September 30........................     3      2
                                                                  -----  -----
Accumulated postretirement benefit obligation in excess of plan assets at September 30..........................................  (324)  (326)
Claims paid during the fourth quarter............................    14     10
Unrecognized reduction of prior service obligations resulting
 from plan amendments............................................   (68)   (83)
Unrecognized net loss resulting from plan experience and changes
 in actuarial assumptions........................................    74     65
                                                                  -----  -----
Accrued postretirement benefit cost at December 31............... $(304) $(334)
                                                                  =====  =====

--------
Note: The accrued postretirement benefit cost has been recorded based upon certain actuarial estimates as described below. Those estimates are subject to revision in future periods given new facts or circumstances.

                       THE BUSINESSES OF TENNECO ENERGY

  The net periodic postretirement benefit cost for the years 1995, 1994 and 1993 consist of the following components:

      (MILLIONS)                                                1995  1994  1993
      ----------                                                ----  ----  ----
      Service cost for benefits earned during the year......... $  1  $ 1   $ 1
      Interest cost on accumulated postretirement benefit
       obligation..............................................   26   17     8
      Net amortization of unrecognized amounts.................  (13)  (6)   (1)
                                                                ----  ---   ---
      Net periodic postretirement benefit cost................. $ 14  $12   $ 8
                                                                ====  ===   ===

  The initial weighted average assumed health care cost trend rate used in determining the 1995, 1994 and 1993 accumulated postretirement benefit obligation was 7%, 8% and 9%, respectively, declining to 5% in 1997 and remaining at that level thereafter.

  Increasing the assumed health care cost trend rate by one percentage-point in each year would increase the 1995, 1994 and 1993 accumulated postretirement benefit obligations by approximately $14 million, $14 million and $7 million, respectively, and would increase the aggregate of the service cost and interest cost components of the net postretirement benefit cost for 1995, 1994 and 1993 by approximately $1 million, $3 million and $1 million, respectively.

  The discount rates (which are based on long-term market rates) used in determining the 1995, 1994 and 1993 accumulated postretirement benefit obligations were 7.75%, 8.25% and 7.50%, respectively.

 Postemployment Benefits

  The Company adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits," in the first quarter of 1994. This new accounting rule requires employers to account for postemployment benefits for former or inactive employees after employment but before retirement on the accrual basis rather than the "pay-as-you-go" basis. The adoption of this new standard had no material impact on the Company's combined financial position or results of operations.

14. PENSION PLANS

  Tenneco has retirement plans which cover substantially all of the Company's employees. Benefits are based on years of service and, for most salaried employees, on final average compensation. Tenneco's funding policies are to contribute to the plans amounts necessary to satisfy the funding requirements of federal laws and regulations. Plan assets consist principally of listed equity and fixed income securities. Certain employees of the Company participate in the Tenneco Inc. Retirement Plan (the "TRP").

  New Tenneco will become the sole sponsor of the TRP upon consummation of the Distributions. The benefits accrued by the employees of Tenneco Energy who participate in the TRP will be frozen as of the last day of the calendar month including the Distributions and New Tenneco will amend the TRP to provide that all benefits accrued through that day by the employees of Tenneco Energy are fully vested and non-forfeitable.

                       THE BUSINESSES OF TENNECO ENERGY

  The funded status of the plans reconciles with amounts recognized on the combined balance sheets at December 31, 1995 and 1994, as follows:

                                                                   ALL PLANS
                                                                   ----------
(MILLIONS)                                                         1995  1994
----------                                                         ----  ----
Actuarial present value of benefits based on service to date and present pay levels at September 30:
  Vested benefit obligation....................................... $187  $169
  Non-vested benefit obligation...................................   12    11
                                                                   ----  ----
  Accumulated benefit obligation..................................  199   180
Additional amounts related to projected salary increases..........   41    37
                                                                   ----  ----
Total projected benefit obligation at September 30................  240   217
Plan assets at fair value at September 30.........................  259   224
                                                                   ----  ----
Plan assets in excess of total projected benefit obligation at
 September 30.....................................................   19     7
Unrecognized net loss resulting from plan experience and changes
 in actuarial assumptions.........................................   14    26
Unrecognized prior service obligations resulting from plan
 amendments.......................................................    2     3
Remaining unrecognized net asset at initial application...........  (14)  (16)
                                                                   ----  ----
Prepaid pension cost at December 31............................... $ 21  $ 20
                                                                   ====  ====

--------
Note: Assets of one plan may not be utilized to pay benefits of other plans. Additionally, the prepaid pension cost has been recorded based upon certain actuarial estimates as described below. Those estimates are subject to revision in future periods given new facts or circumstances.

  Net periodic pension income for the years 1995, 1994 and 1993 consist of the following components:

(MILLIONS)                                        1995       1994       1993
----------                                      ---------  ---------  ---------
Service cost--benefits earned during the year.       $  6       $  6       $  7
Interest accrued on prior year's projected
 benefit obligation...........................         18         16         15
Expected return on plan assets--
  Actual (return) loss........................  (45)         4        (31)
  Unrecognized excess (deficiency) of actual
   return over expected return................   22        (26)        10
                                                ---        ---        ---
                                                      (23)       (22)       (21)
Net amortization of unrecognized amounts......         (2)        (2)        (2)
                                                     ----       ----       ----
Net periodic pension income...................       $ (1)      $ (2)      $ (1)
                                                     ====       ====       ====

  The weighted average discount rates (which are based on long-term market rates) used in determining the 1995, 1994 and 1993 actuarial present value of the benefit obligations were 7.8%, 8.3% and 7.5%, respectively. The rate of increase in future compensation was 4.9%, in 1995, 1994, and 1993. The weighted average expected long-term rate of return on plan assets was 10% in 1995, 1994 and 1993.

15. COMMITMENTS AND CONTINGENCIES

 Capital Commitments

  The Company estimates that expenditures aggregating approximately $636 million will be required after December 31, 1995, to complete facilities and projects authorized at such date, and substantial commitments have been made in connection therewith.

                       THE BUSINESSES OF TENNECO ENERGY

 Purchase Obligations

  In connection with the financing commitments of certain joint ventures, the Company has entered into unconditional purchase obligations for products and services of $145 million ($106 million on a present value basis) at December 31, 1995. The Company's annual obligations under these agreements are $22 million for the years 1996 through 2000. Payments under such obligations, including additional purchases in excess of contractual obligations, were $26 million, $34 million and $31 million for the years 1995, 1994 and 1993, respectively. In addition, in connection with the Great Plains coal gasification project (Dakota Gasification Company), Tennessee has contracted to purchase 30% of the output of the plant's original design capacity for a remaining period of 14 years. Tennessee has executed a settlement of this contract as a part of its gas supply realignment negotiations discussed in
Note 9.

 Litigation

  Reference is made to Note 9, "Federal Energy Regulatory Commission Regulatory Matters," for information concerning gas supply litigation. The Company is party to numerous other legal proceedings arising from their operations. The Company believes that the outcome of these proceedings, individually and in the aggregate, will have no material effect on the combined financial position or results of operations of the Company.

 Environmental Matters

  Since 1988, Tennessee has been engaged in an internal project to identify and deal with the presence of polychlorinated biphenyls ("PCBs") and other substances of concern, including substances on the U.S. Environmental Protection Agency ("EPA") List of Hazardous Substances ("HS List") at compressor stations and other facilities operated by both its interstate and intrastate natural gas pipeline systems. While conducting this project, Tennessee has been in frequent contact with federal and state regulatory agencies, both through informal negotiation and formal entry of consent orders, in order to assure that its efforts meet regulatory requirements.

  The Company has established a reserve for Tennessee's environmental expenses, which includes: 1) expected remediation expense and associated onsite, offsite and groundwater technical studies, 2) legal fees and 3) settlement of third party and governmental litigation, including civil penalties. Through June 30, 1996, and December 31, 1995, the Company has charged approximately $156 million and $147 million, respectively, against the environmental reserve, excluding recoveries related to Tennessee's environmental settlement as discussed below. Of the remaining reserve at June 30, 1996 and December 31, 1995, $24 million and $38 million, respectively, has been recorded on the combined balance sheets under "Payables-trade" and $132 million and $126 million, respectively, under "Deferred credits and other liabilities."

  Due to the current uncertainty regarding the further activity necessary for Tennessee to address the presence of the PCBs, the substances on the HS List and other substances of concern on its sites, including the requirements for additional site characterization, the actual amount of such substances at the sites, and the final, site-specific cleanup decisions to be made with respect to cleanup levels and remediation technologies, Tennessee cannot at this time accurately project what additional costs, if any, may arise from future characterization and remediation activities. While there are still many uncertainties relating to the ultimate costs which may be incurred, based upon Tennessee's evaluation and experience to date, the Company continues to believe that the recorded estimate for the reserve is adequate.

  Following negotiations with its customers, Tennessee in May 1995 filed with the FERC a separate Stipulation and Agreement (the "Environmental
Stipulation") that establishes a mechanism for recovering a substantial portion of the environmental costs. In November 1995, the FERC issued an order approving the

                       THE BUSINESSES OF TENNECO ENERGY

Environmental Stipulation. Although one shipper filed for rehearing, the FERC denied rehearing of its order on February 20, 1996. This shipper filed a Petition for Review on April 22, 1996 in the D.C. Circuit Court of Appeals; Tennessee believes the FERC Order approving the Environmental Stipulation will be upheld on appeal. The effects of the Environmental Stipulation, which was effective as of July 1, 1995, have been recorded with no material effect on the Company's combined financial position or results of operations. As of June 30, 1996, and December 31, 1995, the balance of the regulatory asset is $61 million and $74 million, respectively.

  The Company has completed settlements with and has received payments from the majority of its liability insurance policy carriers for remediation costs and related claims. The Company believes that the likelihood of recovery of a portion of its remediation costs and claims against the remaining carriers in its pending litigation is reasonably possible. In addition, Tennessee has settled its pending litigation against and received payment from the manufacturer of the PCB-containing lubricant. These recoveries have been considered in Tennessee's recording of its environmental settlement with its customers.

  The Company has identified other sites where environmental remediation expense may be required should there be a change in ownership, operations or applicable regulations. These possibilities cannot be predicted or quantified at this time and accordingly, no provision has been recorded. However, provisions have been made for all instances where it has been determined that the incurrence of any material remedial expense is reasonably possible. The Company believes that the provisions recorded for environmental exposures are adequate based on current estimates.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                NET SALES     INCOME
                                                   AND    BEFORE INTEREST
QUARTER                                         OPERATING   EXPENSE AND    NET
(MILLIONS)                                      REVENUES   INCOME TAXES   INCOME
----------                                      --------- --------------- ------
1996 1st.......................................  $  748        $119        $ 78
     2nd.......................................     622          69          25
                                                 ------        ----        ----
                                                 $1,370        $188        $103
                                                 ======        ====        ====
1995 1st.......................................  $  505        $ 71        $ 32
     2nd.......................................     434          69          15
     3rd.......................................     429          43           5
     4th.......................................     553          85         105
                                                 ------        ----        ----
                                                 $1,921        $268        $157
                                                 ======        ====        ====
1994 1st.......................................  $  693        $ 89        $ 18
     2nd.......................................     607          80          60
     3rd.......................................     549          71         (38)
     4th.......................................     532         127         113
                                                 ------        ----        ----
                                                 $2,381        $367        $153
                                                 ======        ====        ====

--------
Note: Reference is made to Notes 4 and 5 and "Managements' Discussion and
      Analysis of Financial Condition and Results of Operations" for discussion of items affecting quarterly results.

 The preceding notes to combined financial statements are an integral part of the foregoing combined financial statements.

                                  APPENDIX A

  262 APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)(S) 251 (other than a merger effected pursuant to subsection (g) of (S) 251), 252, 254, 257, 258, 263, or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S) 228 or
  (S) 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only to be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
  (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                     SCHEDULE II

                        THE BUSINESSES OF TENNECO ENERGY

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                   (MILLIONS)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        COLUMN A           COLUMN B        COLUMN C         COLUMN D  COLUMN E
--------------------------------------------------------------------------------
                                           ADDITIONS
                                     ---------------------
                          BALANCE AT CHARGED TO CHARGED TO            BALANCE
                          BEGINNING  COSTS AND    OTHER                AT END
DESCRIPTION                OF YEAR    EXPENSES   ACCOUNTS  DEDUCTIONS OF YEAR
--------------------------------------------------------------------------------
Allowance for Doubtful
 Accounts Deducted from
 Assets to Which it
 Applies:
  Year Ended December 31,
   1995..................    $21        $26        $ 9        $ 7       $49
                             ===        ===        ===        ===       ===
  Year Ended December 31,
   1994..................    $37        $ 2        $22        $20       $21
                             ===        ===        ===        ===       ===
  Year Ended December 31,
   1993..................    $15        $23        $ 3        $ 4       $37
                             ===        ===        ===        ===       ===

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following are the estimated expenses to be incurred by the Company in connection with the offering described in this Registration Statement.

      Commission registration fee...................................... $83,334
      Printing and engraving costs.....................................    *
      Legal fees....................................................... 300,000
      Accounting fees.................................................. 250,000
      Rating agency fees...............................................    *
      Miscellaneous, including Blue Sky qualification expense, travel,
       telephone and telegraph and various out-of-pocket expenses......    *
                                                                        -------
        Total.......................................................... $  *
                                                                        =======

--------
* To be filed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The By-Laws of the Company include the following provisions.

    "Section 14. Each person who is or was a director or officer of the Company, or who serves or may have served at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) and who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether criminal, civil, administrative or investigative, including appeals, shall be indemnified by the Company as a matter of right to the full extent permitted or authorized by the General Corporation Law of Delaware, as it may from time to time be amended, against any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in his capacity as a director or officer, or arising out of his status as a director or officer. Each person who is or was an employee or agent of the Company, or who serves or may have served at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) may, at the discretion of the Board, be indemnified by the Company to the same extent as provided herein with respect to directors and officers of the Company.

    "The Company may, but shall not be obligated to, maintain insurance at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Company, or is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such. The Company may, but shall not be obligated to, pay expenses incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding.

    "The indemnification provided by this Section 14 shall not be exclusive of any other rights to which those seeking indemnification may be entitled as a matter of law or under any agreement, vote of stockholders or disinterested directors or otherwise."

  The Company has purchased insurance which purports to insure the Company against certain costs of indemnification which may be incurred by it pursuant to the foregoing By-Law provision, and to insure the officers and directors of the Company, and of its subsidiary companies, against certain liabilities incurred by them in the discharge of their function as such officers and directors except for liabilities resulting from their own malfeasance.

  In addition, the directors and officers of the Company have been indemnified by New Tenneco and Newport News for certain liabilities for any violations or alleged violations of securities or other laws arising out of certain documents relating to, or filed or delivered by or on behalf of, New Tenneco or Newport News in connection with the Transaction.

  See "Item 17, Undertakings" for a description of the Securities and Exchange Commission's position regarding such indemnification provisions.

ITEM 16. LIST OF EXHIBITS.

  Exhibits not incorporated by reference to a prior filing are designated by an asterisk (*); exhibits to be filed by amendment to this Registration Statement are designated by a double asterisk (**); exhibits which were previously filed are designated by a dagger (+); all exhibits not so designated are incorporated herein by reference to a prior filing as indicated.

  **1(a) --Form of Underwriting Agreement: Standard Provisions.
  **1    --Form of Underwriting Agreement.
    3(a) --Certificate of Incorporation as amended and supplemented as of March
          1, 1996 (Exhibit 3(a) to Form 10-K for the fiscal year ended December
          31, 1995, File No. 1-9864).
  **3(b) --Form of Charter Amendment.
  **3(c) --Form of Amended and Restated Certificate of Incorporation (post-
          Merger).
    3(d) --Copy of By-Laws of Tenneco Inc. as amended December 6, 1995 (Exhibit
          3(b) to Form 10-K for the fiscal year ended December 31, 1995, File
          No. 1-9864).
  **3(e) --Form of New By-Laws of Tenneco Inc. (post-Merger).
  **4(a) --Form of Certificate of Designation, Preferences and Rights of    %
          Cumulative Junior Preferred Stock, to be filed with the Secretary of
          State of the State of Delaware.
  **4(b) --Form of Stock Certificate for    % Cumulative Junior Preferred
          Stock.
  **5    --Opinion of Theodore R. Tetzlaff, Esq.
  **8    --Opinion of Jenner & Block.
 **12    --Computation of Ratio of Earnings to Fixed Charges.
 **23(a) --The consent of Theodore R. Tetzlaff will be contained in his opinion to be filed as Exhibit 5 to this Registration Statement.
 **23(b) --The consent of Jenner & Block will be contained in their opinion to be filed as Exhibit 8 to this Registration Statement.
  *23(c) --The consent of Arthur Andersen LLP.
  *23(d) --The consent of Ernst & Young LLP.
   24    --Powers of Attorney of the following Directors of Tenneco Inc.:
         + (a) Mark Andrews
         + (b) W. Michael Blumenthal
         + (c) M. Kathryn Eickhoff
         + (d) Peter T. Flawn
         + (e) Henry U. Harris, Jr.
         + (f) Belton K. Johnson
         + (g) David Plastow
         + (h) William L. Weiss
         + (i) Clifton R. Wharton, Jr.
           (j) John B. McCoy

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i)To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii)To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

    (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF GREENWICH, AND STATE OF CONNECTICUT, ON THE 25TH DAY OF OCTOBER, 1996.

                                          Tenneco Inc.

                                                  /s/ Dana G. Mead
                                          By___________________________________
                                                      Dana G. Mead
                                          Chairman and Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

         /s/ Dana G. Mead            Principal Executive Officer    October 25, 1996
____________________________________  and Director
            Dana G. Mead

      /s/ Robert T. Blakely          Principal Financial and        October 25, 1996
____________________________________  Accounting Officer
         Robert T. Blakely

Mark Andrews, W. Michael Blumenthal, Directors                      October 25, 1996
 M. Kathryn Eickhoff, Peter T.
 Flawn, Henry U. Harris, Jr., Belton
 K. Johnson, John B. McCoy, David
 Plastow, William L. Weiss, Clifton
 R. Wharton, Jr.

   /s/ Karl A. Stewart
By_____________________________
       Attorney-in-fact

                               INDEX OF EXHIBITS

  Exhibits not incorporated by reference to a prior filing are designated by an asterisk (*); exhibits to be filed by amendment to this Registration Statement are designated by a double asterisk (**); exhibits which were previously filed are designated by a dagger (+); all exhibits not so designated are incorporated herein by reference to a prior filing as indicated.

  **1(a) --Form of Underwriting Agreement: Standard Provisions.
  **1    --Form of Underwriting Agreement.
    3(a) --Certificate of Incorporation as amended and supplemented as of March
          1, 1996 (Exhibit 3(a) to Form 10-K for the fiscal year ended December
          31, 1995, File No. 1-9864).
  **3(b) --Form of Charter Amendment.
  **3(c) --Form of Amended and Restated Certificate of Incorporation (post-
          Merger).
    3(d) --Copy of By-Laws of Tenneco Inc. as amended December 6, 1995 (Exhibit
          3(b) to Form 10-K for the fiscal year ended December 31, 1995, File
          No. 1-9864).
  **3(e) --Form of New By-Laws of Tenneco Inc. (post-Merger).
  **4(a) --Form of Certificate of Designation, Preferences and Rights of    %
          Cumulative Junior Preferred Stock, to be filed with the Secretary of
          State of the State of Delaware.
  **4(b) --Form of Stock Certificate for    % Cumulative Junior Preferred
          Stock.
  **5    --Opinion of Theodore R. Tetzlaff, Esq.
  **8    --Opinion of Jenner & Block.
 **12    --Computation of Ratio of Earnings to Fixed Charges.
 **23(a) --The consent of Theodore R. Tetzlaff will be contained in his opinion to be filed as Exhibit 5 to this Registration Statement.
 **23(b) --The consent of Jenner & Block will be contained in their opinion to be filed as Exhibit 8 to this Registration Statement.
  *23(c) --The consent of Arthur Andersen LLP.
  *23(d) --The consent of Ernst & Young LLP.
   24    --Powers of Attorney of the following Directors of Tenneco Inc.:
         + (a) Mark Andrews
         + (b) W. Michael Blumenthal
         + (c) M. Kathryn Eickhoff
         + (d) Peter T. Flawn
         + (e) Henry U. Harris, Jr.
         + (f) Belton K. Johnson
         + (g) David Plastow
         + (h) William L. Weiss
         + (i) Clifton R. Wharton, Jr.
           (j) John B. McCoy